
13000779

2012 Annual Report


SEC MAIL PROCESSING
RECEIVED
MAR - 8 2013
WASH, D.C.
193
SECTION


CECIL BANCORP, INC.

Letter to Shareholders

As we continue to push through truly transitional years for the banking industry, progress on the Company's soundness, our top priority, has been substantial.

We made progress in 2012, but there is still work to be done. Another priority for 2012 was to decrease nonperforming loans. At year-end, they were 11.6% lower than at the end of 2011. By adding a new Chief Credit Officer, we have strengthened underwriting and believe we can achieve further reduction of nonperforming assets, while increasing and preserving our capital base.

We continue to focus on resolving problem assets, which decreased by $4.5 million during the year. We believe our net charge-offs have started to stabilize, totaling $9.6 million for both 2012 and 2011. The 2012 loss is primarily due to a $9.1 million valuation allowance on our deferred tax asset, the continued elevated level ($8.2 million) of valuation allowances and operating expenses on foreclosed properties, as well as the addition of a $7.5 million provision to our loan loss reserve. Despite these charges, we remain well capitalized. The Bank's tier 1 (core) risk-based capital was 9.43% and total risk-based capital was 10.70%.

The stressed economy reduced the credit needs of both consumers and businesses. We have also been carefully managing our loan portfolio to reduce our risk profile. As a result, it has declined $23.5 million.

Asset quality metrics such as credit costs, nonperforming loans, and other real estate owned improved substantially as we went through the year. We believe we are now in a position to complete our balance sheet rehabilitation and return the Bank to more normal credit metrics by year-end 2013.

Because we have seen some signs of an improving economy, our confidence in a recovery is growing. However, there are still challenges. Clearly it will take time for a strengthening environment to gain traction and remain sustainable. So, until that time comes, we intend to remain in a conservative posture regarding potential risk in our portfolio and our efforts to maintain strong credit quality.

All the while, we continue to build our good business practices. As we move forward, we must keep in mind the elements that made us successful in the past, but view them in a different light. We are committed to returning your Company to sustained profitability.

Mary Beyer Halsey
President & C.E.O.
Cecil Bancorp, Inc.

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
RESULTS OF OPERATIONS:					
Interest Income	$ 18,723	$ 21,359	$ 27,467	$ 30,296	$ 29,451
Interest Expense	6,350	7,834	10,335	12,428	14,313
Net Interest Income	12,373	13,525	17,132	17,868	15,138
Provision for Loan Losses	7,514	6,958	5,340	10,640	3,405
Net Interest Income after Provision for Loan Losses	4,859	6,567	11,792	7,228	11,733
Noninterest Income	2,646	1,368	2,065	2,169	1,138
Noninterest Expenses	19,943	15,455	12,096	13,159	10,015
(Loss) Income before Income Taxes	(12,438)	(7,520)	1,761	(3,762)	2,856
Income Tax Expense (Benefit)	7,895	(2,815)	649	(1,282)	1,005
Net (Loss) Income	(20,333)	(4,705)	1,112	(2,480)	1,851
Preferred Stock Dividends and Discount Accretion	(945)	(725)	(715)	(791)	-
Net (Loss) Income Available to Common Stockholders	(21,278)	(5,430)	397	(3,271)	1,851
PER COMMON SHARE DATA: (1)					
Basic Net (Loss) Income Per Common Share	$ (2.87)	$ (.73)	$ .06	$ (.45)	$ .25
Diluted Net (Loss) Income Per Common Share	(2.87)	(.73)	.06	(.45)	.25
Dividends Declared Per Common Share	.00	.00	.00	.0375	.05
Book Value (at year end) (2)	0.00	2.84	3.59	3.53	3.92
Tangible Book Value (at year end) (2), (3)	(0.06)	2.78	3.53	3.48	3.58
FINANCIAL CONDITION (at year end):					
Assets	$ 439,821	$ 463,671	$ 487,195	$ 509,819	$ 492,397
Loans, net	296,454	317,850	364,842	424,047	401,749
Investment Securities	37,391	33,401	11,648	6,413	12,012
Deposits	341,219	339,075	358,138	382,338	364,551
Stockholders' Equity	14,151	32,315	37,608	36,979	40,392
PERFORMANCE RATIOS (for the year):					
Return on Average Assets	-4.44%	-.99%	.22%	-.49%	.42%
Return on Average Equity	-71.08	-13.18	2.93	-6.30	6.47
Net Interest Margin	3.23	3.46	3.90	3.90	3.78
Efficiency Ratio (4)	132.79	103.77	63.01	65.67	61.53
Dividend Payout Ratio	0.00	0.00	0.00	-8.46	20.41
CAPITAL AND CREDIT QUALITY RATIOS:					
Average Equity to Average Assets	6.24%	7.53%	7.57%	7.85%	6.56%
Allowance for Loan Losses to Loans	3.36	3.76	3.97	3.27	1.55
Nonperforming Assets to Total Assets	20.48	20.39	17.59	9.66	2.70
Net Charge-offs to Average Loans	3.07	2.81	1.14	.63	.05

(1) All per share amounts have been adjusted to give retroactive effect for the two-for-one stock split approved by the Board of Directors in May 2011.

(2) Book value is computed using the amount allocated to common stockholders, that is total stockholders' equity, less the Preferred Stock.

(3) Total stockholders' equity less the Preferred Stock, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year end.

(4) The Efficiency Ratio equals noninterest expenses as a percentage of net interest income plus noninterest income.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________________ to ________________

Commission File Number: 0-24926

CECIL BANCORP, INC.
(Exact name of Registrant as specified in its Charter)

Maryland	**52-1883546**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
127 North Street, PO Box 568, Elkton, Maryland	**21922-0568**
(Address of principal executive office)	(ZIP Code)

Registrant's telephone number, including area code: **(410) 398-1650**.

Securities registered pursuant to Section 12(b) of the Act: **None.**

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $0.01 per share
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ YES ☐ NO

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by a check mark if the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "accelerated filer," "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of March 1, 2013 the registrant had 7,425,869 shares of Common Stock issued and outstanding. The aggregate market value of shares held by nonaffiliates was approximately $2.6 million based on the closing sale price of $0.70 per share of the registrant's Common Stock on June 30, 2012. For purposes of this calculation, it is assumed that the 3,716,095 shares held by directors and officers and greater than 10% shareholders of the registrant are shares held by affiliates.

Documents Incorporated by Reference: Part III: Portions of the registrant's definitive proxy statement for the 2013 Annual Meeting.

CECIL BANCORP, INC.
ANNUAL REPORT ON FORM 10-K
for the fiscal year ended December 31, 2012

INDEX

PART I

PART II

PART III

PART IV

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Cecil Bancorp, Inc. ("Cecil Bancorp" or the "Company") makes forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include:

- Statements of goals, intentions, and expectations;
- Estimates of risks and of future costs and benefits;
- Assessments of loan quality, probable loan losses, liquidity, off-balance sheet arrangements, and interest rate risks; and
- Statements of Cecil Bancorp's ability to achieve financial and other goals.

These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by:

- changes in general economic conditions, either nationally or in our market areas;
- changes in the levels of general interest rates, deposit interest rates, our net interest margin and funding sources;
- fluctuations in the demand for loans, the number of unsold homes and other properties and fluctuations in real estate values in our market areas;
- monetary and fiscal policies of the Board of Governors of the Federal Reserve System and the U.S. Government and other governmental initiatives affecting the financial services industry;
- changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies, the Public Company Accounting Oversight Board or the Financial Accounting Standards Board;
- results of examinations of the Bank by federal and state banking regulators, including the possibility that such regulators may, among other things, require us to increase our allowance for loan losses or to write-down assets;
- our levels of problem assets and operating losses; and
- other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing, products and services and the other risks described elsewhere in this Form 10-K and in our other filings with the SEC.

Because of these uncertainties, the actual future results may be materially different from the results indicated by these forward-looking statements. In addition, Cecil Bancorp's past results of operations do not necessarily indicate its future results.

PART I

Item 1. Business

General

Cecil Bancorp, Inc. is the holding company for Cecil Bank (the "Bank"). The Company is a bank holding company subject to regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve"). The Bank is a Maryland chartered commercial bank, is a member of the Federal Reserve System and the Federal Home Loan Bank ("FHLB") of Atlanta, and is an Equal Housing Lender. Its deposits are insured to applicable limits by the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ("FDIC"). The Bank commenced operations in 1959 as a Federal savings and loan association. On October 1, 2002, the Bank converted from a stock federal savings bank to a Maryland commercial bank. Its deposits have been federally insured up to applicable limits, and it has been a member of the FHLB system since 1959.

The Bank conducts its business through its main office in Elkton, Maryland, and branches in Elkton, North East, Fair Hill, Rising Sun, Cecilton, Aberdeen, Conowingo, and Havre de Grace, Maryland.

The Bank's business strategy is to operate as an independent community-oriented commercial bank dedicated to real estate, commercial, and consumer lending, funded primarily by retail deposits. The Bank has sought to implement this strategy by: (1) continuing to emphasize residential mortgage lending through the origination of adjustable-rate and fixed-rate mortgage loans; (2) investing in adjustable-rate and short-term liquid investments; (3) controlling interest rate risk exposure; (4) improving asset quality; (5) containing operating expenses; and (6) maintaining "well capitalized" status.

Due to our elevated level of problem assets and recurring operating losses, there is substantial doubt about our ability to continue as a going concern. Management is taking steps to improve our financial condition. The consolidated financial statements and the accompanying footnotes have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and does not include any adjustment to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of any extraordinary regulatory action, which would affect our ability to continue as a going concern.

On December 23, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company sold 11,560 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A (the "Series A Preferred Stock"), and a warrant to purchase 523,076 shares (after adjusting for the 2-for-1 stock split approved by the Board of Directors in May 2011) of the Company's common stock to the United States Department of the Treasury for an aggregate purchase price of $11.560 million in cash, with $37,000 in offering costs, and net proceeds of $11.523 million. The Series A Preferred Stock and the warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

The Series A Preferred Stock qualifies as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Department of Treasury may permit the Company to redeem the Series A Preferred Stock in whole or in part at any time after consultation with the appropriate federal banking agency. Any partial redemption must involve at least 25% of the Series A Preferred Stock issued. Upon redemption of the Series A Preferred Stock, the Company will have the right to repurchase the Warrant at its fair market value.

The warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $3.315 per share of common stock. The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series A Preferred Stock shall be entitled to receive for each share of the Series A Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock of the Company ranking junior to the Series A Preferred Stock as to such distribution, payment in full in an amount equal to the sum of (i) the liquidation amount of $1,000 per share and (ii) the amount of any accrued and unpaid dividends, whether or not declared, to the date of payment.

In order to conserve cash in the current uncertain economic environment, the Company's Board of Directors determined that it was in the best interest of the Company and its stockholders to suspend the payment of dividends on the Series A Preferred Stock beginning with the dividend payable February 15, 2010. We may not declare or pay a dividend or other distribution on our common stock (other than dividends payable solely in common stock), and we generally may not directly or indirectly purchase, redeem or otherwise acquire any shares of common stock unless all accrued and unpaid dividends on the Series A Preferred Stock have been paid in full. Whenever six or more quarterly dividends, whether or not consecutive, have not been paid, the holders of the Series A Preferred Stock will have the right to elect two directors until all accrued but unpaid dividends have been paid in full.

Effective June 29, 2010, the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Richmond (the "Reserve Bank") and the State of Maryland Commissioner of Financial Regulation (the "Commissioner") pursuant to which the Company and the Bank have agreed to take various actions. Under the agreement, both the Company and the Bank have agreed to refrain from declaring or paying dividends without prior regulatory approval. The Company has agreed that it will not take any other form of payment representing a reduction in the Bank's capital or make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without prior regulatory approval. The Company may not incur, increase, or guarantee any debt without prior regulatory approval and has agreed not to purchase or redeem any shares of its stock without prior regulatory approval.

On March 30, 2012, the Company completed the sale of 142,196 shares of Mandatory Convertible Cumulative Junior Preferred Stock, Series B (the "Series B Preferred Stock") at $17.20 per share in cash for aggregate consideration of approximately $2.5 million, with offering costs of $35,000, and net proceeds of approximately $2.4 million. In April 2012, an additional 22,379 shares were sold for aggregate consideration of approximately $385,000. Total gross proceeds of the offering were $2.8 million, with offering costs of $35,000, and net proceeds of approximately $2.8 million. Upon shareholder approval of the amendment to the Company's Articles of Incorporation to increase the authorized number of shares of common stock at the 2012 annual meeting, each share of Series B Preferred Stock became convertible into ten shares of common stock.

The Series B Preferred Stock will pay dividends, if, as and when authorized and declared by the Board of Directors, at a rate of 5% per annum. No dividends may be paid on the Series B Preferred Stock until all dividends have been paid on our Series A Preferred Stock. Unpaid dividends will accumulate.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series B Preferred Stock shall be entitled to receive for each share of the Series B Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company and after payment of liquidation amounts due the holders of Series A Preferred Stock, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock of the Company ranking junior to the Series B Preferred Stock as to such distribution, payment in full in an amount equal to the $17.20 liquidation preference amount per share. To the extent the assets or proceeds available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series B Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series B Preferred Stock, the holders of the Series B Preferred Stock and such other stock will share ratably in the distribution.

Each share of the Series B Preferred Stock is convertible at the option of the holder into ten whole shares of common stock plus such number of whole shares that would be obtained by dividing the dollar amount of accrued but unpaid dividends by the conversion price of $1.72. The minimum conversion price will be adjusted proportionately for stock dividends, stock splits and other corporate actions. No fractional shares of common stock will be issued on the conversion of the Series B Preferred Stock. In lieu of fractional shares, holders receive the cash value of such fractional share based on the closing price of the common stock on the date preceding the conversion. Holders may exercise conversion rights by surrendering the certificates representing the shares of Series B Preferred Stock to be converted to the Company with a letter of transmittal specifying the number of shares of Series B Preferred Stock that the holder wishes to convert and the names and addresses in which the shares of common stock are to be issued.

On the earlier of five years from the date of issue or the effective date of a fundamental change in the Company, each share of the Series B Preferred Stock will be automatically converted into ten shares of common stock plus such number of whole shares of common stock that would be obtained by dividing the dollar amount of accrued but unpaid dividends by $1.72. In lieu of issuing fractional shares, the Company will pay holders cash in an amount equal to $1.72 per share.

The Company's and the Bank's principal executive office is at 127 North Street, Elkton, Maryland 21921, and its telephone number is (410) 398-1650. The Company maintains a website at www.cecilbank.com.

REGULATION, SUPERVISION, AND GOVERNMENTAL POLICY

Following is a brief summary of certain statutes and regulations that significantly affect the Company and the Bank. A number of other statutes and regulations affect the Company and the Bank but are not summarized below.

Holding Company Regulation

The Company is registered as a holding company under the Bank Holding Company Act of 1956 and, as such, is subject to supervision and regulation by the Federal Reserve. As a holding company, the Company is required to furnish to the Federal Reserve annual and quarterly reports of its operations and additional information and reports. The Company is also subject to regular examination by the Federal Reserve.

The Bank Holding Company Act also limits the investments and activities of bank holding companies. In general, a bank holding company is prohibited from acquiring direct or indirect ownership or control of more than 5% of the voting shares of a company that is not a bank or a bank holding company or from engaging directly or indirectly in activities other than those of banking, managing or controlling banks, providing services for its subsidiaries, non-bank activities that are closely related to banking, and other financially related activities. The activities of the Company are subject to these legal and regulatory limitations under the Bank Holding Company Act and Federal Reserve regulations.

The Federal Reserve has the power to order a holding company or its subsidiaries to terminate any activity, or to terminate its ownership or control of any subsidiary, when it has reasonable cause to believe that the continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that holding company.

Under the Bank Holding Company Act of 1956, a bank holding company must obtain the prior approval of the Federal Reserve before (1) acquiring direct or indirect ownership or control of any class of voting securities of any bank or bank holding company if, after the acquisition, the bank holding company would directly or indirectly own or control more than 5% of the class; (2) acquiring all or substantially all of the assets of another bank or bank holding company; or (3) merging or consolidating with another bank holding company.

Under the Bank Holding Company Act, any company must obtain approval of the Federal Reserve prior to acquiring control of the Company or the Bank. For purposes of the Bank Holding Company Act, "control" is defined as ownership of 25% or more of any class of voting securities of the Company or the Bank, the ability to control the election of a majority of the directors, or the exercise of a controlling influence over management or policies of the Company or the Bank.

The Bank Holding Company Act permits the Federal Reserve to approve an application of bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other than that holding company's home state. The Federal Reserve may not approve the acquisition of a bank that has not been in existence for the minimum time period (not exceeding five years) specified by the statutory law of the host state. The Bank Holding Company Act also prohibits the Federal Reserve from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10% of the insured deposits in the United States or 30% or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. The Bank Holding Company Act does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. The State of Maryland allows out-of-state financial institutions to establish branches in Maryland, subject to certain limitations.

The Change in Bank Control Act and the related regulations of the Federal Reserve require any person or persons acting in concert (except for companies required to make application under the Holding Company Act), to file a written notice with the Federal Reserve before the person or persons acquire control of the Company or the Bank. The Change in

Bank Control Act defines "control" as the direct or indirect power to vote 25% or more of any class of voting securities or to direct the management or policies of a bank holding company or an insured bank.

The Federal Reserve has adopted guidelines regarding the capital adequacy of bank holding companies, which require bank holding companies to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "Regulatory Capital Requirements."

The Federal Reserve has the power to prohibit dividends by bank holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the company's net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company's capital needs, asset quality, and overall financial condition. In a recent Supervisory Letter, the Federal Reserve staff has stated that, as a general matter, bank holding companies should eliminate cash dividends if net income available to shareholders for the past four quarters, net of dividends previously paid, is not sufficient to fully fund the dividend. Under the written agreement, the Company may not pay dividends without the prior written approval of the Federal Reserve.

Bank Regulation

The Bank is a member of the Federal Reserve System and is subject to supervision by the Federal Reserve and the State of Maryland. Deposits of the Bank are insured by the FDIC to the legal maximum for each insured depositor. Deposits, reserves, investments, loans, consumer law compliance, issuance of securities, payment of dividends, establishment of branches, mergers and acquisitions, corporate activities, changes in control, electronic funds transfers, responsiveness to community needs, management practices, compensation policies, and other aspects of operations are subject to regulation by the appropriate federal and state supervisory authorities. In addition, the Bank is subject to numerous federal, state and local laws and regulations which set forth specific restrictions and procedural requirements with respect to extensions of credit (including to insiders), credit practices, disclosure of credit terms and discrimination in credit transactions.

The Federal Reserve regularly examines the operations and condition of the Bank, including, but not limited to, its capital adequacy, reserves, loans, investments, and management practices. These examinations are for the protection of the Bank's depositors and the federal Deposit Insurance Fund. In addition, the Bank is required to furnish quarterly and annual reports to the Federal Reserve. The Federal Reserve's enforcement authority includes the power to remove officers and directors and the authority to issue cease-and-desist orders to prevent a bank from engaging in unsafe or unsound practices or violating laws or regulations governing its business.

The Federal Reserve has adopted regulations regarding the capital adequacy, which require member banks to maintain specified minimum ratios of capital to total assets and capital to risk-weighted assets. See "Regulatory Capital Requirements." Federal Reserve and State regulations limit the amount of dividends that the Bank may pay to the Company. Pursuant to the Written Agreement, the Bank may not pay dividends to the Company without the prior written approval of the Federal Reserve and the Commissioner.

The Bank is subject to restrictions imposed by federal law on extensions of credit to, and certain other transactions with, the Company and other affiliates, and on investments in their stock or other securities. These restrictions prevent the Company and the Bank's other affiliates from borrowing from the Bank unless the loans are secured by specified collateral, and require those transactions to have terms comparable to terms of arms-length transactions with third persons. In addition, secured loans and other transactions and investments by the Bank are generally limited in amount as to the Company and as to any other affiliate to 10% of the Bank's capital and surplus and as to the Company and all other affiliates together to an aggregate of 20% of the Bank's capital and surplus. Certain exemptions to these limitations apply to extensions of credit and other transactions between the Bank and its subsidiaries. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for acquisitions and for payment of dividends, interest, and operating expenses.

Under Federal Reserve regulations, banks must adopt and maintain written policies that establish appropriate limits and standards for extensions of credit secured by liens or interests in real estate or are made for the purpose of financing permanent improvements to real estate. These policies must establish loan portfolio diversification standards; prudent underwriting standards, including loan-to-value limits, that are clear and measurable; loan administration procedures; and documentation, approval, and reporting requirements. A bank's real estate lending policy must reflect consideration of the Interagency Guidelines for Real Estate Lending Policies (the "Interagency Guidelines") adopted by the federal bank regulators. The Interagency Guidelines, among other things, call for internal loan-to-value limits for real estate loans that are not in excess of the limits specified in the Guidelines. The Interagency Guidelines state, however, that it may be appropriate in individual cases to originate or purchase loans with loan-to-value ratios in excess of the supervisory loan-to-value limits.

Deposit Insurance

The Bank's deposits are insured to applicable limits by the FDIC. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the maximum deposit insurance amount has been permanently increased from $100,000 to $250,000. The temporary unlimited deposit insurance coverage extended to non-interest-bearing transaction accounts under the Dodd-Frank Act expired December 31, 2012.

The FDIC has adopted a risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based on their examination ratings and capital ratios. Well-capitalized institutions with the CAMELS ratings of 1 or 2 are grouped in Risk Category I and, until 2009, were assessed for deposit insurance at an annual rate of between five and seven basis points of insured deposits with the assessment rate for an individual institution determined according to a formula based on a weighted average of the institution's individual CAMELS component ratings plus either five financial ratios or the average ratings of its long-term debt. Institutions in Risk Categories II, III and IV were assessed at annual rates of 10, 28 and 43 basis points, respectively.

Starting in 2009, the FDIC significantly raised the assessment rate in order to restore the reserve ratio of the Deposit Insurance Fund to the statutory minimum of 1.15%. For the quarter beginning January 1, 2009, the FDIC raised the base annual assessment rate for institutions in Risk Category I to between 12 and 14 basis points while the base annual assessment rates for institutions in Risk Categories II, III and IV were increased to 17, 35 and 50 basis points, respectively. For the quarter beginning April 1, 2009 the FDIC set the base annual assessment rate for institutions in Risk Category I to between 12 and 16 basis points and the base annual assessment rates for institutions in Risk Categories II, III and IV at 22, 32 and 45 basis points, respectively. An institution's assessment rate could be increased within certain limits based on its levels of brokered deposits and asset growth.

The FDIC imposed a special assessment equal to five basis points of assets less Tier 1 capital as of June 30, 2009, payable on September 30, 2009, and reserved the right to impose additional special assessments. Instead of imposing additional special assessments during 2009, the FDIC required all insured depository institutions to prepay their estimated risk-based assessments for the fourth quarter of 2009, and for all of 2010, 2011 and 2012 on December 30, 2009. For purposes of estimating the future assessments, each institution's base assessment rate in effect on September 30, 2009 was used, increased by three basis points beginning in 2011, and the assessment base was increased at a 5% annual growth rate. The prepaid assessment will be applied against actual quarterly assessments until exhausted. Any funds remaining after June 30, 2013 will be returned to the institution. The Bank exhausted its prepaid assessment during 2012.

The Dodd-Frank Act requires the FDIC to take such steps as necessary to increase the reserve ratio of the Deposit Insurance Fund from 1.15% to 1.35% of insured deposits by 2020. In setting the assessments, the FDIC is required to offset the effect of the higher reserve ratio against insured depository institutions with total consolidated assets of less than $10 billion. The Dodd-Frank Act also broadens the base for FDIC insurance assessments so that assessments will be based on the average consolidated total assets less average tangible equity capital of a financial institution rather than on its insured deposits. The FDIC has adopted a new restoration plan to increase the reserve ratio to 1.15% by September 30, 2020 with additional rulemaking scheduled regarding the method to be used to achieve a 1.35% reserve ratio by that date and offset the effect on institutions with assets less than $10 billion in assets.

The FDIC has adopted new assessment regulations that redefine the assessment base as average consolidated assets less average tangible equity. Insured banks with more than $1.0 billion in assets must calculate quarterly average assets based on daily balances while smaller banks and newly chartered banks may use weekly averages. Average assets are reduced by goodwill and other intangible assets. Average tangible equity equals Tier 1 capital. For institutions with more than $1.0 billion in assets, average tangible equity is calculated on a weekly basis, while smaller institutions may use the quarter-end balance. The base assessment rate for insured institutions in Risk Category I ranges between 5 to 9 basis points and for institutions in Risk Categories II, III, and IV, the assessment rates are 14, 23, and 35 basis points, respectively. An institution's assessment rate is reduced based on the amount of its outstanding unsecured long-term debt and for institutions in Risk Categories II, III, and IV may be increased based on their brokered deposits. Risk Categories are eliminated for institutions with more than $10 billion in assets, which will be assessed at a rate between 5 and 35 basis points.

In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation ("FICO"), an agency of the Federal government established to recapitalize the Federal Savings and Loan Insurance Corporation. The FICO assessment rates, which are determined quarterly, averaged .008% of insured deposits on an annualized basis in fiscal year 2012. These assessments will continue until the FICO bonds mature in 2017.

Regulatory Capital Requirements

The Federal Reserve has established guidelines for maintenance of appropriate levels of capital by bank holding companies and member banks. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require bank holding companies and banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to "risk-weighted" assets.

The regulations of the Federal Reserve in effect at December 31, 2012 impose capital ratio requirements on bank holding companies with assets of more than $500 million as of June 30 of the prior year. The Company, therefore, became subject to the Federal Reserve's capital ratio requirements during 2010. Beginning September 30, 2011, the Company is no longer subject to the capital requirements on a consolidated basis since total assets have not exceeded $500 million for four consecutive quarters. The Bank continues to be subject to the Federal Reserve's capital standards. The regulations of the Federal Reserve in effect at December 31, 2012, required all member banks to maintain a minimum leverage ratio of "Tier 1 capital" (as defined in the risk-based capital guidelines discussed in the following paragraphs) to total assets of 3.0%. The capital regulations state, however, that only the strongest bank holding companies and banks, with composite examination ratings of 1 under the rating system used by the federal bank regulators, would be permitted to operate at or near this minimum level of capital. All other banks are expected to maintain a leverage ratio of at least 1% to 2% above the minimum ratio, depending on the assessment of an individual organization's capital adequacy by its primary regulator. A bank experiencing or anticipating significant growth is expected to maintain capital well above the minimum levels. In addition, the Federal Reserve has indicated that it also may consider the level of an organization's ratio of tangible Tier 1 capital (after deducting all intangibles) to total assets in making an overall assessment of capital.

In general, the risk-based capital rules of the Federal Reserve in effect at December 31, 2012, required member banks to maintain minimum levels based upon a weighting of their assets and off-balance sheet obligations according to risk. The risk-based capital rules have two basic components: a core capital (Tier 1) requirement and a supplementary capital (Tier 2) requirement. Core capital consists primarily of common stockholders' equity, noncumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries; less all intangible assets, except for certain mortgage servicing rights and purchased credit card relationships. Supplementary capital elements include, subject to certain limitations, the allowance for losses on loans and leases; perpetual preferred stock that does not qualify as Tier 1 capital;

long-term preferred stock with an original maturity of at least 20 years from issuance; hybrid capital instruments, including perpetual debt and mandatory convertible securities; subordinated debt, intermediate-term preferred stock, and up to 45% of pre-tax net unrealized gains on available for sale equity securities.

The risk-based capital regulations assign balance sheet assets and credit equivalent amounts of off-balance sheet obligations to one of four broad risk categories based principally on the degree of credit risk associated with the obligor. The assets and off-balance sheet items in the four risk categories are weighted at 0%, 20%, 50%, and 100%. These computations result in the total risk-weighted assets.

The risk-based capital regulations require all commercial banks to maintain a minimum ratio of total capital to total risk-weighted assets of 8%, with at least 4% as core capital. For the purpose of calculating these ratios: (i) supplementary capital is limited to no more than 100% of core capital; and (ii) the aggregate amount of certain types of supplementary capital is limited. In addition, the risk-based capital regulations limit the allowance for credit losses that may be included in capital to 1.25% of total risk-weighted assets.

The federal bank regulatory agencies have established a joint policy regarding the evaluation of commercial banks' capital adequacy for interest rate risk. Under the policy, the Federal Reserve's assessment of a bank's capital adequacy includes an assessment of the bank's exposure to adverse changes in interest rates. The Federal Reserve has determined to rely on its examination process for such evaluations rather than on standardized measurement systems or formulas. The Federal Reserve may require banks that are found to have a high level of interest rate risk exposure or weak interest rate risk management systems to take corrective actions. Management believes its interest rate risk management systems and its capital relative to its interest rate risk are adequate.

Federal banking regulations also require banks with significant trading assets or liabilities to maintain supplemental risk-based capital based upon their levels of market risk. The Bank did not have significant levels of trading assets or liabilities during 2012, and was not required to maintain such supplemental capital.

The Federal Reserve has established regulations that classify banks by capital levels and provide for the Federal Reserve to take various "prompt corrective actions" to resolve the problems of any bank that fails to satisfy the capital standards. Under these regulations, a well-capitalized bank is one that is not subject to any regulatory order or directive to meet any specific capital level and that has a total risk-based capital ratio of 10% or more, a Tier 1 risk-based capital ratio of 6% or more, and a leverage ratio of 5% or more. An adequately capitalized bank is one that does not qualify as well-capitalized but meets or exceeds the following capital requirements: a total risk-based capital ratio of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the bank has the highest composite examination rating. A bank that does not meet these standards is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized, depending on its capital levels. A bank that falls within any of the three undercapitalized categories established by the prompt corrective action regulation is subject to severe regulatory sanctions. As of December 31, 2012, the Bank was well capitalized as defined in the Federal Reserve's regulations.

For additional information regarding the Company's and the Bank's compliance with their respective regulatory capital requirements, see Note 14, "Regulatory Matters," to the consolidated financial statements.

Proposed Changes to Regulatory Capital Requirements

The federal banking agencies have recently issued a series of proposed rulemakings to conform their regulatory capital rules with the international regulatory standards agreed to by the Basel Committee on Banking Supervision in the accord often referred to as "Basel III". The proposed revisions would establish new higher capital ratio requirements, tighten the definitions of capital, impose new operating restrictions on banking organizations with insufficient capital buffers and increase the risk weighting of certain assets including residential mortgages. The proposed new capital requirements would apply to all banks and savings associations, bank holding companies with more than $500 million in assets and all savings and loan holding companies regardless of asset size. The following discussion summarizes the proposed changes which are most likely to affect the Company and the Bank.

New and Higher Capital Requirements. The proposed regulations would establish a new capital measure called "Common Equity Tier 1 Capital" which would consist of common stock instruments and related surplus (net of treasury stock), retained earnings, accumulated other comprehensive income and, subject to certain adjustments, minority common equity interests in subsidiaries. Unlike the current rules which exclude unrealized gains and losses on available-for-sale debt securities from regulatory capital, the proposed rules would generally require accumulated other comprehensive income to flow through to regulatory capital. Depository institutions and their holding companies would be required to maintain Common Equity Tier 1 Capital equal to 4.5% of risk-weighted assets by 2015.

The proposed regulations would increase the required ratio of Tier 1 Capital to risk-weighted assets from the current 4% to 6% by 2015. Tier 1 Capital would consist of Common Equity Tier 1 Capital plus Additional Tier 1 Capital elements which would include non-cumulative perpetual preferred stock. Neither cumulative preferred stock (other than cumulative preferred stock issued to the U.S. Treasury under the TARP Capital Purchase Program or the Small Business Lending Fund) nor trust preferred would qualify as Additional Tier 1 Capital. These elements, however, could be included in Tier 2 Capital which could also include qualifying subordinated debt. The proposed regulations would also require a minimum Tier 1 leverage ratio of 4% for all institutions eliminating the 3% option for institutions with the highest supervisory ratings. The minimum required ratio of total capital to risk-weighted assets would remain at 8%.

Capital Buffer Requirement. In addition to higher capital requirements, depository institutions and their holding companies would be required to maintain a capital buffer of at least 2.5% of risk-weighted assets over and above the minimum risk-based capital requirements. Institutions that do not maintain the required capital buffer will become subject to progressively more stringent limitations on the percentage of earnings that can be paid out in dividends or used for stock repurchases and on the payment of discretionary bonuses to senior executive management. The capital buffer requirement would be phased in over four years beginning in 2016. The capital buffer requirement effectively raises the minimum required risk-based capital ratios to 7% Common Equity Tier 1 Capital, 8.5% Tier 1 Capital and 10.5% Total Capital on a fully phased-in basis.

Changes to Prompt Corrective Action Capital Categories. The Prompt Corrective Action rules would be amended to incorporate a Common Equity Tier 1 Capital requirement and to raise the capital requirements for certain capital categories. In order to be adequately capitalized for purposes of the prompt corrective action rules, a banking organization would be required to have at least an 8% Total Risk-Based Capital Ratio, a 6% Tier 1 Risk-Based Capital Ratio, a 4.5% Common Equity Tier 1 Risk Based Capital Ratio and a 4% Tier 1 Leverage Ratio. To be well capitalized, a banking organization would be required to have at least a 10% Total Risk-Based Capital Ratio, an 8% Tier 1 Risk-Based Capital Ratio, a 6.5% Common Equity Tier 1 Risk Based Capital Ratio and a 5% Tier 1 Leverage Ratio.

Additional Deductions from Capital. Banking organizations would be required to deduct goodwill and other intangible assets (other than certain mortgage servicing assets), net of associated deferred tax liabilities, from Common Equity Tier 1 Capital. Deferred tax assets arising from temporary timing differences that could not be realized through net operating loss carrybacks would continue to be deducted if they exceed 10% of Common Equity Tier 1 Capital. Deferred tax assets that could be realized through NOL carrybacks would not be deducted but would be subject to 100% risk weighting. Defined benefit pension fund assets, net of any associated deferred tax liability, would be deducted from Common Equity Tier 1 Capital unless the banking organization has unrestricted and unfettered access to such assets. Reciprocal cross-holdings in the capital instruments of any other financial institution would now be deducted from capital, not just holdings in other depository institutions. For this purpose, financial institutions are broadly defined to include securities and commodities firms, hedge and private equity funds and non-depository lenders. Banking organizations would also be required to deduct non-significant investments (less than 10% of outstanding stock) in other financial institutions to the extent these exceed 10% of Common Equity Tier 1 Capital subject to a 15% of Common Equity Tier 1 Capital cap. Greater than 10% investments must be deducted if they exceed 10% of Common Equity Tier 1 Capital. If the aggregate amount of certain items excluded from capital deduction due to a 10% threshold exceeds 17.65% of Common Equity Tier 1 Capital, the excess must be deducted. Savings associations would continue to be required to deduct investments in subsidiaries engaged in activities not permitted for national banks.

Changes in Risk-Weightings. The proposed regulations would apply a 250% risk-weighting to mortgage servicing rights, deferred tax assets that cannot be realized through NOL carrybacks and significant (greater than 10%) investments in other financial institutions. The proposed rules would also significantly change the risk-weighting for residential mortgages. Current capital rules assign a 50% risk-weighting to "qualifying mortgage loans" which generally consist of residential first mortgages with an 80% loan-to-value ratio (or which carry mortgage insurance that reduces the bank's exposure to 80%) that are not more than 90 days past due. All other mortgage loans have a 100% risk weight. Under the proposed regulations, one-to-four family residential mortgage loans would be divided into two broad risk categories with their risk-weighting determined by their loan-to-value ratio without regard to mortgage insurance. Prudently underwritten 30-year residential mortgages providing for regular periodic payments that do not result in negative amortization or balloon payments or allow payment deferrals and caps on annual and lifetime interest rate adjustments and which are not more than 90 days past due would be assigned a risk weighting from 35% for loans with a 60% or lower loan-to-value ratio to 100% for loans over 90%. Residential mortgage loans in this category with a loan-to-value ratio greater than 60% but not more than 80% would continue to carry a 50% risk weighting. All other residential mortgage loans would be risk-weighted between 100% to 200%. The proposal also creates a new 150% risk-weighting category for "high volatility commercial real estate loans" which are credit facilities for the acquisition, construction or development of real property other than one- to four-family residential properties or commercial real projects where: (i) the loan-to-value ratio is not in excess of interagency real estate lending standards; and (ii) the borrower has contributed capital equal to not less than 15% of the real estate's "as completed" value before the loan was made.

Supervision and Regulation of Mortgage Banking Operations

The Company's mortgage banking business is subject to the rules and regulations of the U.S. Department of Housing and Urban Development ("HUD"), the Federal Housing Administration ("FHA"), the Veterans' Administration ("VA"), and FNMA with respect to originating, processing, selling, and servicing mortgage loans. Those rules and regulations, among other things, prohibit discrimination and establish underwriting guidelines, which include provisions for inspections and appraisals, require credit reports on prospective borrowers, and fix maximum loan amounts. Lenders such as the Company are required annually to submit to FNMA, FHA and VA audited financial statements, and each regulatory entity has its own financial requirements. The Company's affairs are also subject to examination by the Federal Reserve, FNMA, FHA and VA at all times to assure compliance with the applicable regulations, policies, and procedures. Mortgage origination activities are subject to, among others, the Equal Credit Opportunity Act, Federal Truth-in-Lending Act, Fair Housing Act, Fair Credit Reporting Act, the National Flood Insurance Act and the Real Estate Settlement Procedures Act and related regulations that prohibit discrimination and require the disclosure of certain basic information to mortgagors concerning credit terms and settlement costs. The Company's mortgage banking operations also are affected by various state and local laws and regulations and the requirements of various private mortgage investors.

Markets

The Company's primary market area comprises Cecil and Harford Counties in northeastern Maryland.

The Bank's executive office, two branches, and financial and loan centers are in Elkton, Maryland, and additional Cecil County branches are located in North East, Fair Hill, Rising Sun, Cecilton, and Conowingo, Maryland. Elkton is the county seat, and has a population of approximately 12,000. The population of the Cecil County is approximately 86,000. Cecil County is located in the extreme northeast of the Chesapeake Bay, at the crux of four states - Maryland, Delaware, Pennsylvania, and New Jersey. Elkton is located about 50 miles from Philadelphia and Baltimore. One-fifth of the U.S. population resides within 300 miles of the County. Interstate I-95, the main north-south East Coast artery, bisects the County. In addition, the four lane U.S. 40 parallels the Interstate. Cecil County has over 200 miles of waterfront between five rivers and the Chesapeake Bay. Key employers include companies such as Air Products, ATK, DuPont, General Electric, W.L. Gore & Associates, IKEA and Terumo Medical, as well as State, County and Local Governments.

The Bank also operates one branch in Aberdeen and one banking office in Havre de Grace, Maryland, in Harford County. Harford County is twenty-three miles from Baltimore and twenty miles from Wilmington, Delaware. The county is a major transportation link; Interstate 95 and mainlines for CSX Railroad and Conrail run through the County. The County's major industrial centers along the I-95 Corridor are Aberdeen, Belcamp, Edgewood and Havre de Grace. Major private sector employers in the county include Battelle, CACI, Clorox Products Manufacturing, Custom Direct, Computer Sciences Corporation, Cytec Engineered Materials, EAI (a subsidiary of SAIC), EG&G/Lear Siegler, EPS, Frito-Lay, Independent Can, MITRE Corporation, Northrop Grumman, Nutramax Laboratories, Rite Aid, SafeNet, SAIC, Saks Fifth Avenue, Smiths Detection, SURVICE Engineering, and Upper Chesapeake Health. The U.S. Army Aberdeen Proving Ground is the major government employer in the county.

Loans and Mortgage Backed Securities

One to Four Family Residential Real Estate Lending. The Bank offers conventional mortgage loans on one- to four-family residential dwellings. Most loans are originated in amounts up to $350,000, on single-family properties located in the Bank's primary market area. The Bank makes conventional mortgage loans, as well as loans guaranteed under the Rural Development Program of the Department of Agriculture (USDA Housing Loans). The Bank's mortgage loan originations are generally for terms of 15, 20 and 30 years, amortized on a monthly basis with interest and principal due each month. Residential real estate loans often remain outstanding for significantly shorter periods than their contractual terms as borrowers may refinance or prepay loans at their option, without penalty. Conventional residential mortgage loans granted by the Bank customarily contain "due-on-sale" clauses that permit the Bank to accelerate the indebtedness of the loan upon transfer of ownership of the mortgaged property. The Bank uses standard Federal Home Loan Mortgage Corporation ("FHLMC") documents, to allow for the sale of loans in the secondary mortgage market. The Bank's lending policies generally limit the maximum loan-to-value ratio on mortgage loans secured by owner-occupied properties to 95% of the lesser of the appraised value or purchase price of the property, with the condition that private mortgage insurance is required on loans with a loan-to-value ratio in excess of 80%. Loans originated under Rural Development programs have loan-to-value ratios of up to 100% due to the guarantees provided by those agencies. The substantial majority of loans in the Bank's loan portfolio have loan-to-value ratios of 80% or less.

The Bank offers adjustable-rate mortgage loans with terms of up to 30 years. Adjustable-rate loans offered by the Bank include loans which reprice every one, three or five years and provide for an interest rate which is based on the interest rate paid on U.S. Treasury securities of a corresponding term. All newly originated residential adjustable rate mortgage loans have interest rate adjustments limited to three percentage points annually with no interest rate ceiling over the life of the loan. New loans also have an interest rate floor imbedded within the promissory note. Previously originated loans contain a limit on rate adjustments of two percentage points annually and six percentage points over the life of the loan.

The Bank retains all adjustable-rate mortgages it originates, which are designed to reduce the Bank's exposure to changes in interest rates. The retention of adjustable-rate mortgage loans in the Bank's loan portfolio helps reduce the Bank's exposure to increases in interest rates. However, there are unquantifiable credit risks resulting from potential increased costs to the borrower as a result of repricing of adjustable-rate mortgage loans. It is possible that during periods of rising interest rates, the risk of default on adjustable-rate mortgage loans may increase due to the upward adjustment of interest cost to the borrower.

The Bank also originates conventional fixed-rate mortgages with terms of 15, 20, or 30 years. The Bank has originated all fixed-rate mortgage loans in recent years for sale in the secondary mortgage market, and a substantial majority of all fixed-rate loans originated since 1990 have been sold, primarily to the FHLMC, with servicing retained by the Bank. Management assesses its fixed rate loan originations on an ongoing basis to determine whether the Bank's portfolio position warrants the loans being sold or held in the Bank's portfolio.

During the year ended December 31, 2012, the Bank originated $847,000 in adjustable-rate mortgage loans and $8,446,000 in fixed-rate mortgage loans. The Bank also offers second mortgage loans. These loans are secured by a junior lien on residential real estate. The total of first and second liens may not exceed a 90% loan to value ratio. Second mortgage loans have terms of 5, 10 and 15 years and have fixed rates. The Bank offers home equity lines of credit, which are secured by a junior lien on residential real estate. Customers are approved for a line of credit that provides for an interest rate, which varies monthly, and customers pay 2% of the balance per month.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") prohibits lenders from making residential mortgages unless the lender makes a reasonable and good faith determination that the borrower has a reasonable ability to repay the mortgage loan according to its terms. A borrower may recover statutory damages equal to all finance charges and fees paid within three years of a violation of the ability-to-repay rule an may raise a violation as a defense to foreclosure at any time. As authorized by the Dodd-Frank Act, the Consumer Financial Protection Bureau ("CFPB") has adopted regulations defining "qualified mortgages" that would be presumed to comply with the Dodd-Frank Act's ability-to-repay rules. Under the CFPB regulations, qualified mortgages must satisfy the following criteria: (i) no negative amortization, interest-only payments, balloon payments, or a term greater than 30 years; (ii) no points or fees in excess of 3% of the loan amount for loans over $100,000; (iii) borrower's income and assets are verified and documented; and (iv) the borrower's debt-to-income ratio may not exceed 43%. Qualified mortgages are conclusively presumed to comply with the ability-to-repay rule unless the mortgage is a "higher cost" mortgage, in which case the presumption is rebuttable. The CFPB rule offers a temporary exemption for mortgage loans eligible for resale to FNMA or FHLMC or eligible for insurance by FHA, VA, or USDA. The CFPB rules are scheduled to take effect on January 10, 2014.

Construction and Land Loans. The Bank's construction lending has primarily involved lending for construction of single-family residences, although the Bank does lend funds for the construction of commercial properties and multi-family real estate. All loans for the construction of speculative sale homes have a loan value ratio of not more than 80%. The Bank has financed the construction of non-residential properties on a case by case basis. Loan proceeds are disbursed during the construction phase according to a draw schedule based on the stage of completion. Construction projects are inspected by contracted inspectors or bank personnel. Construction loans are underwritten on the basis of the estimated value of the property as completed.

The Bank also, from time to time, originates loans secured by raw land. Land loans granted to individuals have a term of up to 10 years and interest rates adjust every one, three or five years. Land loans granted to developers have terms of up to three years. The substantial majority of land loans have a loan-to-value ratio not exceeding 75%. Loans involving construction financing and loans on raw land have a higher level of risk than loans for the purchase of existing homes since collateral values, land values, development costs and construction costs can only be estimated at the time the loan is approved. The Bank has sought to minimize its risk in construction lending and in lending for the purchase of raw land by offering such financing primarily to builders and developers to whom the Bank has loaned funds in the past and to persons who have previous experience in such projects. The Bank also limits construction lending and loans on raw land to its market area, with which management is familiar, except in conjunction with participated loans.

Multi-Family and Commercial Real Estate Lending. The Bank originates loans on multi-family residential and commercial properties in its market area. Loans secured by multi-family and commercial real estate generally are larger and involve greater risks than one- to four-family residential mortgage loans. Because payments on loans secured by such properties are often dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the size and loan-to-value ratios of its multi-family and commercial real estate loans. The Bank's permanent multi-family and commercial real estate loans are typically secured by retail or wholesale establishments, motels/hotels, service industries and industrial or warehouse facilities. Multi-family and commercial real estate loans generally have terms of 20 to 40 years, are either tied to the prime rate or have interest rate adjustments every one, three or five years. These adjustable rate loans have no interest rate change limitations, either annually or over the life of the loan. The loans are also subject to imbedded interest rate floors with no interest rate ceiling over the life of the loan. Multi-family and commercial mortgages are generally made in amounts not exceeding 80% of the lesser of the appraised value or purchase price of the property. Interest rates on commercial real estate loans are negotiated on a loan-by-loan basis. During 2011, the Bank began making loans under the Small Business Administration ("SBA") Section 7(a) program, under which the SBA guarantees up to 75% of loans of up to $5 million for the purchase or expansion of small businesses. The Bank may sell the guaranteed portion of SBA loans into the secondary market and retain the unguaranteed portion in its portfolio. Pursuant to the written agreement with the Reserve Bank and the Commissioner, the Bank has adopted a plan for monitoring the risks of its commercial real estate loan portfolio which includes the reduction of certain concentrations in the portfolio.

Commercial Business Loans. The Bank offers commercial business loans and both secured and unsecured loans and letters of credit, or lines of credit for businesses located in its primary market area. Most business loans have a one year term, while lines of credit can remain open for longer periods. All owners, partners, and officers must sign the loan agreement. The security for a business loan depends on the amount borrowed, the business involved, and the strength of the borrower's firm. Commercial business lending entails significant risk, as the payments on such loans may depend upon the successful operation or management of the business involved. Although the Bank attempts to limit its risk of loss on such loans by limiting the amount and the term, and by requiring personal guarantees of principals of the business (when additional guarantees are deemed necessary by management), the risk of loss on commercial business loans is substantially greater than the risk of loss from residential real estate lending.

Consumer Lending. Consumer loans generally involve more risk than first mortgage loans. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance as a result of damage, loss, or depreciation, and the remaining deficiency often does not warrant further substantial collection efforts against the borrower. In addition, loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Further, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered. These loans may also give rise to claims and defenses by a borrower against the Bank, and a borrower may be able to assert against the Bank claims and defenses that it has against the seller of the underlying collateral.

The Bank's consumer loans consist of automobile loans, deposit account loans, home improvement loans, and other consumer loans. Consumer loans are generally offered for terms of up to five years at fixed interest rates. Management expects to continue to promote consumer loans as part of its strategy to provide a wide range of personal financial services to its customers and as a means to increase the yield on the Bank's loan portfolio. The Bank makes loans for automobiles and recreational vehicles, both new and used, directly to the borrowers. The loans can be for up to the lesser of 100% of the purchase price or the retail value published by the National Automobile Dealers Association. The terms of the loans are determined by the condition of the collateral. Collision insurance policies are required on all these loans, unless the borrower has substantial other assets and income. The Bank makes deposit account loans for up to 90% of the amount of the depositor's account balance. The maximum amount of the loan takes into consideration the amount of interest due. The term of the loan is either interest due monthly on demand, or a term loan not to exceed 5 years. The interest rate is 2% higher than the rate being paid on the deposit account. The Bank also makes other consumer loans, which may or may not be secured. The term of the loans usually depends on the collateral. Unsecured loans usually do not exceed $100,000 and have a term of no longer than 12 months. Consumer loans are generally originated at higher interest rates than residential mortgage loans but also tend to have a higher risk than residential loans due to the loan being unsecured or secured by rapidly depreciable assets.

Loan Solicitation and Processing. The Bank's lending activities are subject to written, non-discriminatory underwriting standards and loan origination procedures outlined in loan policies established by its board of directors. Detailed loan applications are obtained to determine the borrower's ability to repay, and the more significant items on these applications are verified through the use of credit reports, financial statements, and confirmations. Property valuations required by policy are performed by independent outside appraisers approved by the board of directors. With certain limited exceptions, the maximum amount that the Bank may lend to any borrower (including certain related entities of the borrower) at any one time may not exceed 15% of the unimpaired capital and surplus of the institution, plus an additional 10% of unimpaired capital and surplus for loans fully secured by readily marketable collateral. Under these limits, at December 31, 2012, the Bank's loans to one borrower cannot exceed $6,237,000.

Loan Originations and Sales. Loan originations are derived from a number of sources. Residential mortgage loan originations primarily come from walk-in customers and referrals by realtors, depositors, and borrowers. Applications are taken at all offices, but are processed by the Bank and submitted for approval, as noted above. The Bank has not purchased loans in the secondary mortgage market. All fixed-rate loans are originated according to FHLMC guidelines and, depending on market conditions, may be sold to FHLMC after origination. The Bank retains servicing on all loans sold to FHLMC.

Interest Rates and Loan Fees. Interest rates charged by the Bank on mortgage loans are primarily determined by competitive loan rates offered in its market area. Mortgage loan interest rates reflect factors such as general market interest rate levels, the supply of money available to the financial institutions industry and the demand for such loans. These factors are in turn affected by general economic conditions, the monetary policies of the Federal government, including the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and general supply of money in the economy. In addition to interest earned on loans, the Bank receives fees in connection with loan commitments and originations, loan modifications, late payments and for miscellaneous services related to its loans. Income from these activities varies from period to period with the volume and type of loans originated, which in turn is dependent on prevailing mortgage interest rates and their effect on the demand for loans in the markets served by the Bank. The Bank also receives servicing fees on the loan amount of the loans that it services. At December 31, 2012, the Bank was servicing $43.7 million in loans for other financial institutions. For the years ended December 31, 2012 and 2011, the Bank recognized gross servicing income of $209,000 and $214,000, respectively, and total loan fee income of $619,000 and $896,000, respectively.

Mortgage-Backed Securities. The Bank maintains a portfolio of mortgage-backed securities in the form of Government National Mortgage Association ("GNMA"), FNMA, and FHLMC participation certificates. GNMA certificates are guaranteed as to principal and interest by the full faith and credit of the United States, while FNMA and FHLMC certificates are guaranteed by the agencies. Since FNMA and FHLMC has been place in receivership, however, their obligations are effectively guaranteed by the U.S. Treasury. Mortgage-backed securities generally entitle the Bank to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities yield from 30 to 100 basis points less than the loans that are exchanged for such securities, they present substantially lower credit risk and are more liquid than individual mortgage loans and may be used to collateralize obligations of the Bank. Because the Bank receives regular payments of principal and interest from its mortgage-backed securities, these investments provide more consistent cash-flows than investments in other debt securities, which generally only pay principal at maturity.

Mortgage-backed securities, however, entail certain unique risks. In a declining rate environment, accelerated prepayments of loans underlying these securities expose the Bank to the risk that it will be unable to obtain comparable yields upon reinvestment of the proceeds. In the event the mortgage-backed security has been funded with an interest-bearing liability with a maturity comparable to the original estimated life of the mortgage-backed security, the Bank's interest rate spread could be adversely affected. Conversely, in a rising interest rate environment, the Bank may experience a lower than estimated rate of repayment on the underlying mortgages, effectively extending the estimated life of the mortgage-backed security and exposing the Bank to the risk that it may be required to fund the asset with a liability bearing a higher rate of interest. The Bank seeks to minimize the effect of extension risk by focusing on investments in adjustable-rate and/or relatively short-term (seven years or shorter maturity) mortgage-backed securities.

Deposits and Borrowings

Deposits. Deposits are attracted principally from the Bank's market area through the offering of a variety of deposit instruments, including savings accounts and certificates of deposit ranging in term from 91 days to 60 months, as well as regular checking, NOW, passbook and money market deposit accounts. Deposit account terms vary, principally on the basis of the minimum balance required, the time periods the funds must remain on deposit, and the interest rate. The Bank also offers individual retirement accounts ("IRAs"). The Bank's policies are designed primarily to attract deposits from local residents and businesses. To supplement local market deposits, the Bank has access to the national CD market through deposit brokers, including the Certificate of Deposit Account Registry Service ("CDARS") of Promontory Interfinancial Network and Finance 500, Inc. The Bank may use this market to meet liquidity needs. At December 31, 2012, the Bank had no one-way buy certificates of deposit that were obtained through the CDARS network or Finance 500, Inc. Because CDARS and Finance 500, Inc. deposits are considered brokered deposits, the Bank would not be able to accept or renew these deposits without FDIC permission if the Bank were less than well capitalized. Interest rates, maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. Determination of rates and terms are predicated upon funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

Borrowings. Deposits historically have been the primary source of funds for the Bank's lending and investment activities and for its general business activities. The Bank is authorized, however, to use advances from the FHLB of Atlanta to supplement its supply of lendable funds and to meet deposit withdrawal requirements. Advances from the FHLB typically are secured by the Bank's stock in the FHLB or pledged assets. The Bank utilized advances from FHLB during the year. The FHLB of Atlanta functions as a central reserve bank providing credit for member financial institutions. As a member, the Bank is required to own capital stock in the FHLB and is authorized to apply for advances on the security of such stock and certain of its loans and other assets (principally, securities which are obligations of, or guaranteed by, the United States) provided certain standards related to creditworthiness have been met. The Bank may also draw on a secured line of credit with the Community Bankers' Bank.

Competition

The Company offers a wide range of lending and deposit services in its market area. The Company experiences substantial competition both in attracting and retaining deposits, in making loans, and in providing investment, insurance, and other services. Management believes the Bank is able to compete effectively in its primary market area.

The primary factors in competing for loans are interest rates, loan origination fees, and the range of services offered by lenders. Competitors for loan originations include other commercial banks, savings associations, mortgage bankers, mortgage brokers, and insurance companies. The Bank's principal competitors for deposits are other financial institutions, including other banks, savings associations, and credit unions located in the Bank's primary market area of Cecil and Harford Counties in Maryland or doing business in the market area through the internet, by mail, or by telephone. Competition among these institutions is based primarily on interest rates and other terms offered, service charges imposed on deposit accounts, the quality of services rendered, and the convenience of banking facilities. Additional competition for depositors' funds comes from U.S. Government securities, private issuers of debt obligations and suppliers of other investment alternatives for depositors, such as securities firms. Competition from credit unions has intensified in recent years as historical federal limits on membership have been relaxed. Because federal law subsidizes credit unions by giving them a general exemption from federal income taxes, credit unions have a significant cost advantage over banks and savings associations, which are fully subject to federal income taxes. Credit unions may use this advantage to offer rates that are highly competitive with those offered by banks and thrifts.

The banking business in Maryland generally, and the Bank's primary service area specifically, is highly competitive with respect to both loans and deposits. The Bank competes with many larger banking organizations that have offices over a wide geographic area. These larger institutions have certain inherent advantages, such as the ability to finance wide-ranging advertising campaigns and promotions and to allocate their investment assets to regions offering the highest yield and demand. They also offer services, such as wealth management and international banking, that are not offered directly by the Bank (but are available indirectly through correspondent institutions), and, by virtue of their larger total capitalization, such banks have substantially higher legal lending limits, which are based on bank capital, than does the Bank. The Bank can arrange loans in excess of its lending limit, or in excess of the level of risk it desires to take, by arranging participations with other banks. Other entities, both governmental and in private industry, raise capital through the issuance and sale of debt and equity securities and indirectly compete with the Bank in the acquisition of deposits.

In addition to competing with other commercial banks, savings associations, and credit unions, commercial banks such as the Bank compete with nonbank institutions for funds. For instance, yields on corporate and government debt and equity securities affect the ability of commercial banks to attract and hold deposits. Commercial banks also compete for available funds with mutual funds. These mutual funds have provided substantial competition to banks for deposits, and it is anticipated they will continue to do so in the future.

Based on data compiled by the FDIC as of June 30, 2012 (the latest date for which such information is available), the Bank had the second largest share of FDIC-insured deposits in Cecil County with approximately 26% and the eleventh largest share of FDIC-insured deposits in Harford County with approximately 3%. This data does not reflect deposits held by credit unions with which the Bank also competes.

Employees

As of December 31, 2012, the Company and the Bank employed 81 full-time and 9 part-time persons. None of the Company's or the Bank's employees is represented by a union or covered under a collective bargaining agreement. Management of the Company and the Bank consider their employee relations to be excellent.

Item 1A. Risk Factors.

Not applicable.

Item 1B. Unresolved Staff Comments.

Not applicable.

Item 2. Properties

Following are the locations of the Bank at December 31, 2012. The Company has no other locations.

Popular Name	Location
Main Office	127 North Street, Elkton, MD 21921
Cecil Financial Center*	135 North Street, Elkton, MD 21921
Elkton Drive Thru Office	200 North Street, Elkton, MD 21921
Corporate Center	118 North Street, Elkton, MD 21921
North East*	108 North East Plaza, North East, MD 21901
Fair Hill	4434 Telegraph Road, Elkton, MD 21921
Rising Sun*	56 Rising Sun Towne Centre, Rising Sun, MD 21911
Turkey Point	1223 Turkey Point Road, North East, MD 21901
Cecilton	122 West Main Street, Cecilton, MD 21913
Crossroads*	114 E. Pulaski Hwy, Elkton, MD 21921
Aberdeen	3 W. Bel Air Avenue, Aberdeen, MD 21001
Conowingo	390 Conowingo Road, Conowingo, MD 21918
Downtown Havre de Grace	303-307 St John Street, Havre de Grace, MD 21078
Route 40 Havre de Grace	1609 Pulaski Highway, Havre de Grace, MD 21078

*Leased.

Item 3. Legal Proceedings

In the normal course of business, Cecil Bancorp is subject to various pending and threatened legal actions. The relief or damages sought in some of these actions may be substantial. After reviewing pending and threatened actions with counsel, management considers that the outcome of such actions will not have a material adverse effect on Cecil Bancorp's financial position; however, the Bank is not able to predict whether the outcome of such actions may or may not have a material adverse effect on results of operations in a particular future period as the timing and amount of any resolution of such actions and relationship to the future results of operations are not known.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Common shares of Cecil Bancorp are traded over the counter under the symbol CECB, with quotations available on the OTC Bulletin Board. The Company did not pay dividends during 2012 or 2011.

In order to conserve capital in the current uncertain economic environment, the Company's Board of Directors determined that it was in the best interests of the Company and its stockholders not to declare a dividend on its common stock beginning in 2010 and not to declare the dividends payable beginning in 2010 on its Series A Preferred Stock. Additionally, the Company has not declared any dividends on its Series B Preferred Stock since its issuance in March 2012. In addition, the Company has given notice of its intention to defer interest payments on the subordinated debentures underlying its two outstanding issues of trust preferred securities as permitted by the indentures therefor. During the period during which the Company defers payments on its subordinated debentures, it will be prohibited under the indentures from declaring or paying dividends on its capital stock. The Company will be prohibited from declaring or paying dividends on its common stock while dividends on its Series A and Series B Preferred Stock are in arrears. No determination has been made as to whether or when the Company will resume the payment of dividends on its common or preferred stock or interest payments on its subordinated debentures. Any such future payments will depend on a variety of factors including, but not limited to, the Company's capital needs, operating results, tax considerations, statutory and regulatory limitations and economic considerations.

The number of common shareholders of record was approximately 602 as of March 1, 2013, excluding stockholders who hold in nominee or "street name."

Quarterly Stock Information [(1)]

	2012			2011		
	Stock Price Range		Per Share	Stock Price Range		Per Share
Quarter	Low	High	Dividend	Low	High	Dividend
1st Quarter	$ 0.35	$ 0.75	$ 0.000	$ 1.00	$ 1.75	$ 0.000
2nd Quarter	0.64	0.90	0.000	0.55	1.29	0.000
3rd Quarter	0.40	0.90	0.000	0.55	1.01	0.000
4th Quarter	0.38	0.65	0.000	0.30	1.01	0.000
Total			$ 0.000			$ 0.000

(1) Quotations reflect inter-dealer price, without retail mark-up, mark-down or commissions, and may not represent actual transactions. Amounts have been adjusted to give retroactive effect to the 2-for-1 stock split approved by the Board of Directors in May 2011.

Item 6. Selected Financial Data

Five Year Summary of Selected Financial Data

(Dollars in thousands, except per share data)	2012	2011	2010	2009	2008
RESULTS OF OPERATIONS:					
Interest Income	$ 18,723	$ 21,359	$ 27,467	$ 30,296	$ 29,451
Interest Expense	6,350	7,834	10,335	12,428	14,313
Net Interest Income	12,373	13,525	17,132	17,868	15,138
Provision for Loan Losses	7,514	6,958	5,340	10,640	3,405
Net Interest Income after Provision for Loan Losses	4,859	6,567	11,792	7,228	11,733
Noninterest Income	2,646	1,368	2,065	2,169	1,138
Noninterest Expenses	19,943	15,455	12,096	13,159	10,015
(Loss) Income before Income Taxes	(12,438)	(7,520)	1,761	(3,762)	2,856
Income Tax Expense (Benefit)	7,895	(2,815)	649	(1,282)	1,005
Net (Loss) Income	(20,333)	(4,705)	1,112	(2,480)	1,851
Preferred Stock Dividends and Discount Accretion	(945)	(725)	(715)	(791)	-
Net (Loss) Income Available to Common Stockholders	(21,278)	(5,430)	397	(3,271)	1,851
PER COMMON SHARE DATA: (1)					
Basic Net (Loss) Income Per Common Share	$ (2.87)	$ (.73)	$ .06	$ (.45)	$ .25
Diluted Net (Loss) Income Per Common Share	(2.87)	(.73)	.06	(.45)	.25
Dividends Declared Per Common Share	.00	.00	.00	.0375	.05
Book Value (at year end) (2)	0.00	2.84	3.59	3.53	3.92
Tangible Book Value (at year end) (2), (3)	(0.06)	2.78	3.53	3.48	3.58
FINANCIAL CONDITION (at year end):					
Assets	$ 439,821	$ 463,671	$ 487,195	$ 509,819	$ 492,397
Loans, net	296,454	317,850	364,842	424,047	401,749
Investment Securities	37,391	33,401	11,648	6,413	12,012
Deposits	341,219	339,075	358,138	382,338	364,551
Stockholders' Equity	14,151	32,315	37,608	36,979	40,392
PERFORMANCE RATIOS (for the year):					
Return on Average Assets	-4.44%	-.99%	.22%	-.49%	.42%
Return on Average Equity	-71.08	-13.18	2.93	-6.30	6.47
Net Interest Margin	3.23	3.46	3.90	3.90	3.78
Efficiency Ratio (4)	132.79	103.77	63.01	65.67	61.53
Dividend Payout Ratio	0.00	0.00	0.00	-8.46	20.41
CAPITAL AND CREDIT QUALITY RATIOS:					
Average Equity to Average Assets	6.24%	7.53%	7.57%	7.85%	6.56%
Allowance for Loan Losses to Loans	3.36	3.76	3.97	3.27	1.55
Nonperforming Assets to Total Assets	20.48	20.39	17.59	9.66	2.70
Net Charge-offs to Average Loans	3.07	2.81	1.14	.63	.05

(1) All per share amounts have been adjusted to give retroactive effect for the two-for-one stock split approved by the Board of Directors in May 2011.
(2) Book value is computed using the amount allocated to common stockholders, that is total stockholders' equity, less the Preferred Stock.
(3) Total stockholders' equity less the Preferred Stock, net of goodwill and other intangible assets, divided by the number of shares of common stock outstanding at year end.
(4) The Efficiency Ratio equals noninterest expenses as a percentage of net interest income plus noninterest income.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read this Management's Discussion and Analysis of the Company's consolidated financial condition and results of operations in conjunction with the Company's consolidated financial statements and the accompanying notes.

Summary

Cecil Bancorp, Inc. (the "Company") is the holding company for Cecil Bank (the "Bank"). The Bank is a community-oriented commercial bank chartered under the laws of the State of Maryland and is a member of the Federal Reserve System. The Bank commenced operations in 1959 as a Federal savings and loan association and converted to a Maryland commercial bank in 2002. The Bank conducts its business through its main office in Elkton, Maryland, and branches in Elkton, North East, Fair Hill, Rising Sun, Cecilton, Aberdeen, Conowingo, and Havre de Grace, Maryland. Cecil Service Corporation, a subsidiary of the Bank, acts as leasing agent for the leased branches. The Bank's business strategy is to operate as an independent community-oriented financial institution funded primarily by retail deposits.

Consolidated Average Balances, Yields and Costs [1]

(Dollars in thousands)	2012 Average Balance	2012 Interest	2012 Yield/ Cost	2011 Average Balance	2011 Interest	2011 Yield/ Cost	2010 Average Balance	2010 Interest	2010 Yield/ Cost
Assets:									
Loans [2]	$ 313,879	$ 18,155	5.78%	$ 342,723	$ 20,935	6.11%	$ 405,432	$ 27,131	6.69%
Investment securities	33,562	386	1.15	20,959	300	1.43	9,039	229	2.53
Other earning assets	36,068	182	0.50	27,310	124	0.45	25,126	107	0.42
Total earning assets	383,509	18,723	4.88	390,992	21,359	5.46	439,597	27,467	6.25
Other assets	74,656			83,346			61,918		
Total assets	$ 458,165			$ 474,338			$ 501,515		
Liabilities and Stockholders' Equity:									
Deposits	$ 342,473	3,737	1.09%	$ 346,046	4,480	1.29%	$ 372,794	6,681	1.79%
FHLB advances	57,085	2,142	3.75	63,506	2,462	3.88	63,577	2,464	3.88
Junior subordinated debentures	17,000	452	2.66	17,000	833	4.90	17,000	1,147	6.74
Other borrowed funds	1,168	19	1.68	1,169	59	5.06	890	43	4.87
Total interest-bearing liabilities	417,726	6,350	1.52	427,721	7,834	1.83	454,261	10,335	2.28
Net interest income and spread		$ 12,373	3.36%		$ 13,525	3.63%		$ 17,132	3.97%
Noninterest-bearing liabilities	11,832			10,916			9,307		
Total liabilities	429,558			438,637			463,568		
Stockholders' equity	28,607			35,701			37,947		
Total liabilities and stockholders' equity	$ 458,165			$ 474,338			$ 501,515		
Net Interest Margin			3.23%			3.46%			3.90%
Average interest earning assets to interest bearing liabilities			91.81%			91.41%			96.77%

(1) No tax equivalent adjustments were made.
(2) Non-accrual loans are included in the average balances.

Comparison of Results of Operations

Net loss was $20.3 million for the year ended December 31, 2012, an increase of $15.6 million from the $4.7 million loss for 2011. The increase in net loss is primarily the result of a $10.7 million, or 380.5%, increase in income tax expense, a $1.2 million, or 8.5%, decrease in net interest income, a $4.5 million, or 29.0%, increase in noninterest expense, partially offset by a $1.3 million, or 93.4%, increase in noninterest income. Net loss available to common stockholders was $21.3 million for the year ended December 31, 2012, an increase of $15.9 million from net loss available to common stockholders of $5.4 million for 2011. Net loss available to common stockholders includes preferred stock dividends and discount accretion totaling $945,000 and $725,000, respectively, for the years ended December 31, 2012 and 2011. Basic and diluted loss per common share for 2012 were both $2.87, up $2.14 from corresponding 2011 basic and diluted loss per common share amounts of $0.73. The return on average assets and return on average equity were -4.44% and -71.08%, respectively, for the year ended December 31, 2012. This compares to a return on average assets and return on average equity of -0.99% and -13.18%, respectively, for 2011.

Net interest income, the Company's primary source of income, decreased $1.1 million, or 8.5%, to $12.4 million for the year ended December 31, 2012, from $13.5 million for the year ended December 31, 2011 primarily due to a decline in the weighted average yield earned on earning assets. Average interest-earning assets decreased $7.5 million, or 1.9%. The weighted average yield on interest-earning assets decreased 58 basis points to 4.88% for the year ended December 31, 2012 from 5.46% for the year ended December 31, 2011. The weighted average rate paid on interest-bearing liabilities decreased 31 basis points to 1.52% for the year ended December 31, 2012 from 1.83% for the year ended December 31, 2011. The net interest spread decreased to 3.36% for 2012 from 3.63% for 2011 and the net interest margin decreased to 3.23% for 2012 from 3.46% for 2011.

Interest and fees on loans receivable decreased by $2.8 million, or 13.3%, to $18.1 million for the year ended December 31, 2012 from $20.9 million for the year ended December 31, 2011. The decrease is attributable to a decrease in the average balance and a decline in the average yield earned. The average balance of loans receivable outstanding decreased $28.8 million, or 8.4%, to $313.9 million for the year ended December 31, 2012 from $342.7 million for the year ended December 31, 2011. The weighted average yield decreased to 5.78% for the year ended December 31, 2012 from 6.11% for the year ended December 31, 2011.

Interest on investment securities increased by $86,000, or 28.7%, to $386,000 for the year ended December 31, 2012 from $300,000 for the year ended December 31, 2011. The increase is attributable to an increase in the average balance outstanding, partially offset by a decrease in the weighted average yield. The average balance outstanding increased $12.6 million, or 60.1%, to $33.6 million for the year ended December 31, 2012 as compared to $21.0 million for the year ended December 31, 2011. The weighted average yield decreased to 1.15% for the year ended December 31, 2012 from 1.43% for the year ended December 31, 2011.

Dividends on Federal Home Loan and Federal Reserve Bank stock increased $52,000, or 76.5%, to $120,000 for the year ended December 31, 2012 from $68,000 for the year ended December 31, 2011 primarily due to an increase in the dividend rate paid by FHLB. The average balance outstanding decreased $166,000, or 3.8%, to $4.2 million for the year ended December 31, 2012 from $4.4 million for the year ended December 31, 2011. The weighted average yield increased to 2.86% for the year ended December 31, 2012 from 1.56% for the year ended December 31, 2011.

Interest expense on deposits decreased $743,000, or 16.6%, to $3.7 million for the year ended December 31, 2012 from $4.5 million for the year ended December 31, 2011. The decrease was the result of decreases in the average cost of funds and the average balance. The weighted average cost decreased to 1.09% for the year ended December 31, 2012 from 1.29% for the year ended December 31, 2011. The average balance outstanding decreased $3.6 million, or 1.0%, to $342.5 million for the year ended December 31, 2012 from $346.1 million for the year ended December 31, 2011.

Interest expense on junior subordinated debentures decreased $381,000, or 45.7%, to $452,000 for the year ended December 31, 2012 from $833,000 for the year ended December 31, 2011 due to a decline in the weighted average rate. The interest rate on $10.0 million of the junior subordinated debentures began to adjust quarterly on April 1, 2011 to 3-month LIBOR + 1.38%. The interest rate on the remaining $7.0 million of the junior subordinated debentures began to adjust quarterly on March 7, 2012 to 3-month LIBOR + 1.68%. The weighted average cost decreased to 2.66% for the year ended December 31, 2012 from 4.90% for the year ended December 31, 2011. The average balance outstanding remained level at $17.0 million for the years ended December 31, 2012 and 2011.

Interest expense on advances from the Federal Home Loan Bank of Atlanta decreased $320,000, or 13.0%, to $2.1 million for the year ended December 31, 2012 from $2.5 million for the year ended December 31, 2011. The average balance outstanding decreased $6.4 million, or 10.1%, to $57.1 million for the year ended December 31, 2012 from $63.5 million for 2011. The weighted average cost decreased to 3.75% for the year ended December 31, 2012 from 3.88% for the year ended December 31, 2011.

Interest expense on other borrowed funds (consisting of a last-in, first-out loan participation accounted for as a secured borrowing) decreased $40,000 to $19,000 for the year ended December 31, 2012 from $59,000 for the year ended December 31, 2011. The average balance outstanding remained level at $1.2 million for the years ended December 31, 2012 and 2011. The weighted average cost decreased to 1.68% for the year ended December 31, 2012 from 5.06% for the year ended December 31, 2011.

Effect of Volume and Rate Changes on Net Interest Income

	2012 vs. 2011			2011 vs. 2010		
	Increase or	Due to Change In Average *		Increase or	Due to Change In Average *	
(In thousands)	(Decrease)	Volume	Rate	(Decrease)	Volume	Rate
Interest income from earning assets:						
Loans	$ (2,780)	$ (1,704)	$ (1,076)	$ (6,196)	$ (3,962)	$ (2,234)
Investment securities	86	154	(68)	71	203	(132)
Other interest-earning assets	58	16	42	17	6	11
Total Interest Income	(2,636)	(402)	(2,234)	(6,108)	(2,858)	(3,250)
Interest expense:						
Interest bearing deposits	(743)	(46)	(697)	(2,201)	(452)	(1,749)
FHLB advances	(320)	(243)	(77)	(2)	(3)	1
Junior subordinated debentures	(381)	0	(381)	(314)	0	(314)
Other borrowed funds	(40)	0	(40)	16	14	2
Total Interest Expense	(1,484)	(179)	(1,305)	(2,501)	(577)	(1,924)
Net Interest Income	$ (1,152)	$ (223)	$ (929)	$ (3,607)	$ (2,281)	$ (1,326)

* Variances are computed line-by-line and do not add to the totals shown. Changes in rate-volume (changes in rate multiplied by the changes in volume) are allocated between changes in rate and changes in volume in proportion to the relative contribution of each.

The allowance for loan losses is increased by provisions charged to expense. Charge-offs of loan amounts determined by management to be uncollectible decrease the allowance, and recoveries of previous charge-offs are added to the allowance. The Company recognizes provisions for loan losses in amounts necessary to maintain the allowance for loan losses at an appropriate level, based upon management's reviews of probable losses inherent in the loan portfolio. The provision for loan losses increased by $556,000, or 8.0%, to $7.5 million for the year ended December 31, 2012 from $7.0 million for the year ended December 31, 2011 as a result of this analysis. (See "Allowance for Loan Losses.")

Noninterest income increased $1.3 million, or 93.4%, to $2.6 million for the year ended December 31, 2012 from $1.4 million for the year ended December 31, 2011, primarily due to increases in gain on sale of loans and other noninterest income. Deposit account fees decreased $82,000, or 14.5%, to $483,000 for the year ended December 31, 2012 from $565,000 for the year ended December 31, 2011. ATM fees increased $18,000, or 4.0%, to $473,000 for the year ended December 31, 2012 from $455,000 for the year ended December 31, 2011. This increase is attributable to increased fees resulting from increases in cardholder usage. Gain on the sale of loans increased $1.1 million, or 269.2%, to $1.5 million for the year ended December 31, 2012 from $409,000 for the year ended December 31, 2011 primarily due to the Bank's new Small Business Administration loan program, the guaranteed portions of which are sold in the secondary market. There were no gains/losses on investments for the year ended December 31, 2012 as compared to a $50,000 loss on investments in the year ended December 31, 2011. In 2011, we fully reserved against our investment in the debt issued by a private company after the investee began experiencing financial difficulties and it became probable that our investment would not be recovered. Income from bank owned life insurance decreased by $25,000, or 12.1%, to $181,000 for the year ended December 31, 2012 from $206,000 for the year ended December 31, 2011 due to a decrease in the crediting rate paid by the carriers. Other noninterest income increased by $213,000, or 78.3%, to $485,000 for the year ended December 31, 2012 from $272,000 for the year ended December 31, 2011 primarily due to an increase in rental income on other real estate owned.

Noninterest expense increased $4.5 million, or 29.0%, to $19.9 million for the year ended December 31, 2012 from $15.5 million for the year ended December 31, 2011, primarily due to an increase in other real estate owned expenses and valuations. The Company experienced an increase in salaries and employee benefits of $721,000, or 17.1%, to $4.9 million for the year ended December 31, 2012 from $4.2 million for the year ended December 31, 2011 primarily due to an increase in expense for the supplemental executive retirement plan, partially offset by a decline in officer salaries. Occupancy expense decreased $43,000, or 5.7%, to $716,000 for the year ended December 31, 2012 from $759,000 for the year ended December 31, 2011 primarily due to declines in office building repairs and maintenance, utilities, and rent expense on our leased properties. Professional fees increased $149,000, or 10.3%, to $1.6 million for the year ended December 31, 2012 from $1.5 million for the year ended December 31, 2011 primarily due to increased loan review consulting fees and audit and accounting expenses. The FDIC insurance premium expense decreased by $81,000, or 7.3%, to $1.0 million for the year ended December 31, 2012 from $1.1 million for the year ended December 31, 2011. Other real estate owned expenses and valuations increased by $4.9 million, or 143.3%, to $8.2 million for the year ended December 31, 2012 from $3.4 million for the year ended December 31, 2011 primarily due to the valuation of $2.4 million on 24 properties that were sold to one investor, as well as an increase in operating expenses associated with the increase in the number of properties owned. The Bank also continues to be proactive in adjusting the offering prices in an attempt to resolve these nonperforming assets. Loan collection expense decreased by $1.2 million, or 67.6%, to $586,000 for the year ended December 31, 2012 from $1.8 million for the year ended December 31, 2011. Other expenses increased by $133,000, or 9.3%, to $1.6 million for the year ended December 31, 2012 from $1.4 million for the same period in 2011 primarily due to an increase in insurance expense, partially offset by a decline in real estate taxes.

Income tax expense/benefit for the year ended December 31, 2012 was an expense of $7.9 million as compared to a benefit of $2.8 million for the year ended December 31, 2011. In accordance with accounting principles generally accepted in the United States, the Company established a full valuation allowance on its deferred tax assets during the third quarter 2012, resulting in income tax expense of $9.1 million during the three months ended September 30, 2012. The establishment of the valuation allowance does not preclude the Company from realizing these assets in the future.

Comparison of Financial Condition

The Company's assets decreased by $23.9 million, or 5.1%, to $439.8 million at December 31, 2012 from $463.7 million at December 31, 2011 primarily as a result of decreases in loans receivable, deferred tax assets, assets held for sale, and income tax receivable. The funds received from the decline in loans receivable, the sale of assets held for sale, the sale of preferred stock, and the increase in deposits were used to invest in investment securities, repay a maturing advance from the Federal Home Loan Bank of Atlanta, with the excess retained as cash. Cash and cash equivalents increased by $7.4 million, or 21.5%, to $41.8 million at December 31, 2012 from $34.4 million at December 31, 2011 primarily due to the decline in loans receivable, the sale of assets held for sale, the sale of preferred stock, and an increase in deposits, partially offset by the repayment of maturing FHLB advances and the purchase of investment securities. Investment securities available-for-sale increased by $9.8 million, or 41.6%, to $33.5 million at December 31, 2012 from $23.7 million at December 31, 2011. Investment securities held-to-maturity decreased by $5.8 million, or 60.1%, to $3.9 million at December 31, 2012 from $9.7 million at December 31, 2011. In total, there was a net increase of $4.0 million, or 11.9%, in investment securities primarily due to the cash received from the decline in loans receivable.

The gross loans receivable portfolio decreased by $23.5 million, or 7.1%, to $306.8 million at December 31, 2012 from $330.3 million at December 31, 2011. The decrease in loans receivable reflects a tightening of the Bank's lending standards, diminished loan demand, and the transfer of nonperforming loans to other real estate owned. Management has also sought to shrink the loan portfolio in order to improve capital ratios. During the period, we realized a $5.3 million (8.4%) decline in construction and land development loans, a $20.2 million (18.3%) decrease in 1-4 family residential and home equity loans, an $848,000 (19.0%) increase in multi-family residential loans, a $1.8 million (1.3%) increase in commercial real estate loans, a $30,000 (0.4%) increase in commercial business loans, and a $732,000 (25.3%) decline in consumer loans. The allowance for loan losses decreased by $2.1 million, or 17.0%, to $10.3 million at December 31, 2012 from $12.4 million at December 31, 2011 (see "Allowance for Loan Losses" below).

Other real estate owned increased $2.9 million, or 9.4%, to $33.9 million at December 31, 2012 from $31.0 million at December 31, 2011 due to the acquisition of additional properties in satisfaction of loans receivable. At December 31, 2012, $5.6 million of the other real estate owned balance consists of properties that have been sold. The properties, however, cannot be accounted for as a sale because the Bank provided 100% financing to the purchaser. Once the purchaser contributes the required minimum investment, the sale will be reflected in the financial statements. Deferred tax assets decreased $9.3 million, or 100%, to zero at December 31, 2012 from $9.3 million at December 31, 2011. The Company established a full valuation allowance on its deferred tax assets during the third quarter of 2012, resulting in income tax expense of $9.1 million during the three months ended September 30, 2012. The establishment of the valuation allowance does not preclude the Company from realizing these assets in the future, and the valuation allowance complies with accounting principles generally accepted in the United States. Assets held for sale decreased $5.9 million, or 100%, to zero at December 31, 2012 from $5.9 million at December 31, 2011 due to the settlement on premises held for sale and our investment in Elkton Senior Apartments LLC. Income tax receivable decreased by $1.5 million, or 28.5%, to $3.8 million at December 31, 2012 from $5.3 million at December 31, 2011 primarily due to income tax refunds received during the year. Other assets increased $482,000, or 24.9%, to $2.4 million at December 31, 2012 from $1.9 million at December 31, 2011 primarily due to a receivable from a settlement judgment on a prior loan receivable that was transferred to other real estate owned. The funds to satisfy the receivable were received in early January 2013.

The Company's liabilities decreased $5.7 million, or 1.3%, to $425.7 million at December 31, 2012 from $431.4 million at December 31, 2011. Deposits increased $2.1 million, or 0.6%, to $341.2 million at December 31, 2012 from $339.1 million at December 31, 2011. NOW and money market accounts increased by $7.3 million (14.4%), savings accounts decreased by $188,000 (0.9%), certificates of deposit decreased by $6.6 million (2.7%), and checking accounts increased by $1.6 million (6.9%). Other liabilities increased by $2.3 million, or 21.2%, to $12.9 million at December 31, 2012 from $10.6 million at December 31, 2011 primarily due to increases in accrued interest on junior subordinated debentures, accrued dividends on preferred stock, the payable to investors for loans sold with servicing retained, and the supplemental executive retirement plan liability. Advances from the Federal Home Loan Bank of Atlanta declined by $10.0 million, or 15.8%, to $53.5 million at December 31, 2012 from $63.5 million at December 31, 2011 due to the repayment of a fixed rate advance that matured in the second quarter 2012.

The Company's stockholders' equity decreased by $18.2 million, or 56.2%, to $14.2 million at December 31, 2012 from $32.3 million at December 31, 2011. This decrease is primarily due to the net loss of $20.3 million, as well as the accrual of preferred stock dividends (included in other liabilities on the balance sheet) totaling $788,000. These decreases were partially offset by $2.8 million in proceeds from the sale of Series B Preferred Stock during the year.

Loans Receivable

The Bank's total gross loans declined by $23.5 million, or 7.1%, during 2012. During the period, we realized a $5.3 million (8.4%) decline in construction and land development loans, a $20.2 million (18.3%) decrease in 1-4 family residential and home equity loans, an $848,000 (19.0%) increase in multi-family residential loans, a $1.8 million (1.3%) increase in commercial real estate loans, a $30,000 (0.4%) increase in commercial business loans, and a $732,000 (25.3%) decline in consumer loans. The decline in loans receivable reflects the Bank's tightened lending standards, diminished loan demand, and the transfer of nonperforming loans to other real estate owned, as well as efforts to shrink the balance sheet in order to improve capital ratios. The following table shows the composition of the loan portfolio at December 31.

(In thousands)	2012	2011	2010	2009	2008
Real estate loans:					
Construction and land development	$ 57,731	$ 62,998	$ 81,598	$ 105,093	$ 108,094
1-4 family residential and home equity	90,406	110,621	117,093	129,847	129,581
Multi-family residential	5,306	4,458	5,123	7,227	6,852
Commercial	143,263	141,438	158,799	172,703	143,126
Total real estate loans	296,706	319,515	362,613	414,870	387,653
Commercial business loans	7,879	7,849	13,513	19,290	15,995
Consumer loans	2,166	2,898	3,793	4,238	4,415
Gross loans	306,751	330,262	379,919	438,398	408,063
Less allowance for loan losses	(10,297)	(12,412)	(15,077)	(14,351)	(6,314)
Net loans	$ 296,454	$ 317,850	$ 364,842	$ 424,047	$ 401,749

The following table shows the remaining maturities or next repricing date of outstanding loans at December 31, 2012.

	At December 31, 2012 Remaining Maturities of Selected Credits in Years			
(In thousands)	1 or Less	Over 1-5	Over 5	Total
Real estate:				
Mortgage	$ 85,596	$ 178,284	$ 17,862	$ 281,742
Home equity and second mortgages	5,963	7,123	1,878	14,964
Commercial	3,696	3,948	235	7,879
Consumer	925	982	259	2,166
Total	$ 96,180	$ 190,337	$ 20,234	$ 306,751
Rate Terms:				
Fixed	$ 30,389	$ 34,304	$ 19,876	$ 84,569
Variable or adjustable	65,791	156,033	358	222,182
Total	$ 96,180	$ 190,337	$ 20,234	$ 306,751

Allowance for Loan Losses

The Bank records provisions for loan losses in amounts necessary to maintain the allowance for loan losses at the level deemed appropriate. The allowance for loan losses is provided through charges to income in an amount that management believes will be adequate to absorb losses on existing loans that may become uncollectible, based upon evaluations of the collectability of loans and prior loan loss experience. The allowance is based on careful, continuous review and evaluation of the credit portfolio and ongoing, quarterly assessments of the probable losses inherent in the loan portfolio. The Bank employs a systematic methodology for assessing the appropriateness of the allowance, which includes determination of a specific allowance, a formula allowance, and an unallocated allowance. During the year ended December 31, 2012, there were no changes in the Bank's methodology for assessing the appropriateness of the allowance.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss may be incurred in an amount different from the amount determined by application of the formula allowance.

The formula allowance is calculated by applying loss factors to corresponding categories of outstanding loans, excluding loans for which specific allocations have been made. Allowances are established for credits that do not have specific allowances according to the application of these credit loss factors to groups of loans based upon (a) their credit risk rating, for loans categorized as substandard or doubtful either by the Bank in its ongoing reviews or by bank examiners in their periodic examinations, or (b) by type of loans, for other credits without specific allowances. These factors are set by management to reflect its assessment of the relative level of risk inherent in each category of loans, based primarily on historical charge-off experience. During regulatory examinations each year, examiners review the credit portfolio, establish credit risk ratings for loans, identify charge-offs, and perform their own calculation of the allowance for loan losses. Additionally, the Bank engages an independent third party to review a significant portion of our loan portfolio. These reviews are intended to provide a self-correcting mechanism to reduce differences between estimated and actual observed losses.

The unallocated allowance is based upon management's evaluation of current economic conditions that may affect borrowers' ability to pay that are not directly measured in the determination of the specific and formula allowances. Management has chosen to apply a factor derived from the Board of Governors of the Federal Reserve System's Principal Economic Indicators, specifically the charge-off and delinquency rates on loans and leases at commercial banks. This statistical data tracks delinquency ratios on a national level. While management does not believe the region in which the Bank is located has been hit as hard as others across the nation, this ratio provides a global perspective on delinquency trends. Management has identified land acquisition and development loans, as well as construction speculation loans, as higher risk due to current economic factors. These loans are reviewed individually on a quarterly basis for specific impairment.

Determining the amount of the allowance for loan losses requires the use of estimates and assumptions, which is permitted under accounting principles generally accepted in the United States of America. Actual results could differ significantly from those estimates. While management uses available information to estimate losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, as noted above, federal and state financial institution examiners, as an integral part of their examination process, periodically review the Bank's allowance for loan losses, and may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Management determined that the appropriate allowance for loan losses at December 31, 2012 was $10.3 million, (3.36% of total loans), a decrease of $2.1 million (17.0%) from the $12.4 million allowance (3.76% of total loans) at December 31, 2011. Net charge-offs for the year ended December 31, 2012 were 3.07% of average loans, as compared to net charge-offs of 2.81% of average loans for 2011. The provision for loan losses required for the years ended December 31, 2012 and 2011 was $7.5 million and $7.0 million, respectively. A summary of activity in the allowance is shown below.

(Dollars in thousands)	Years Ended December 31, 2012	2011	2010	2009	2008
Balance of allowance, January 1	$ 12,412	$ 15,077	$14,351	$ 6,314	$ 3,109
Loan charge-offs:					
Construction and land development	(7,198)	(2,595)	(2,431)	(1,799)	-
1-4 family residential	(1,906)	(851)	(1,235)	(424)	(38)
Multi-family residential	-	-	(866)	-	(151)
Commercial real estate	(1,056)	(5,993)	-	(845)	-
Commercial loans	(202)	(982)	(100)	(88)	(97)
Consumer	(209)	(40)	(94)	(72)	(42)
Total charge-offs	(10,571)	(10,461)	(4,726)	(3,228)	(328)
Loan recoveries:					
Construction and land development	20	26	-	-	-
1-4 family residential	26	10	56	3	-
Multi-family residential	-	-	-	-	-
Commercial real estate	768	789	25	606	-
Commercial loans	121	-	1	-	110
Consumer	7	13	30	16	18
Total recoveries	942	838	112	625	128
Net charge-offs	(9,629)	(9,623)	(4,614)	(2,603)	(200)
Provision for loan losses	7,514	6,958	5,340	10,640	3,405
Balance of allowance, December 31	$ 10,297	$ 12,412	$15,077	$14,351	$ 6,314
Net charge-offs to average loans	3.07%	2.81%	1.14%	0.63%	0.05%
Allowance to total loans	3.36%	3.76%	3.97%	3.27%	1.55%

The following table presents a five year history of the allocation of the allowance for loan losses at December 31, reflecting the methodologies described above, along with the percentage of total loans in each category at December 31.

	2012		2011		2010		2009		2008	
(Dollars in thousands)	Amount	Credit Mix	Amount	Credit Mix	Amount	Credit Mix	Amount	Credit Mix	Amount	C M
Amount applicable to:										
Real estate loans:										
Construction and land development	$ 5,624	19%	$ 4,234	19%	$ 7,268	21%	$ 6,360	24%	$ 2,819	
1-4 family residential and home equity	2,378	29	2,323	34	1,480	31	2,168	30	200	
Multi-family residential	32	2	14	1	51	1	45	2	0	
Commercial	1,014	47	4,243	43	4,455	42	3,079	39	1,248	
Total Real Estate Loans	9,048	97	10,814	97	13,254	95	11,652	95	4,267	
Commercial business loans	582	2	636	2	637	4	357	4	1,806	
Consumer Loans	13	1	169	1	174	1	52	1	241	
Unallocated	654	0	793	0	1,012	0	2,290	0	0	
Total allowance	$ 10,297	100%	$ 12,412	100%	$ 15,077	100%	$ 14,351	100%	$ 6,314	

Nonperforming Assets

Management reviews and identifies loans and investments that require designation as nonperforming assets. Nonperforming assets are: loans accounted for on a nonaccrual basis, loans past due by 90 days or more but still accruing, restructured loans, and other real estate owned (assets acquired in settlement of loans). The increase in nonperforming assets is due to the continuing slow down in the real estate market. This slow down has resulted in the inability of investors to resell properties as originally anticipated, which has led to an increase in delinquencies. The Company continues to work with these customers, which has also led to an increase in restructured loans. The following table sets forth certain information with respect to nonperforming assets.

(Dollars in thousands)	December 31, 2012	2011	2010	2009	2008
Non-accrual loans [1]	$34,537	$37,815	$54,420	$32,694	$10,459
Loans 90 days past due and still accruing	0	0	0	0	0
Restructured loans [2]	25,581	25,771	13,283	11,959	0
Total non-performing loans [3]	60,118	63,586	67,703	44,653	10,459
Other real estate owned, net	33,871	30,966	17,994	4,594	2,843
Total non-performing assets	$93,989	$94,552	$85,697	$49,247	$13,302
Non-performing loans to total loans	19.60%	19.25%	17.82%	10.19%	2.56%
Non-performing assets to total assets	21.37%	20.39%	17.59%	9.66%	2.70%
Allowance for loan losses to non-performing loans	17.13%	19.52%	22.27%	32.14%	60.37%

[1] Gross interest income that would have been recorded in 2012 if non-accrual loans had been current and in accordance with their original terms was $2,121,000, while interest actually recorded on such loans was $1,269,000.

[2] Gross interest income that would have been recorded in 2012 if restructured loans had been current and in accordance with their original terms was $1,057,000, while interest actually recorded on such loans was $999,000.

[3] Performing loans considered potential problem loans, as defined and identified by management, amounted to $41,062,000 at December 31, 2012. Although these are loans where known information about the borrowers' possible credit problems causes management to have doubts as to the borrowers' ability to comply with the present loan repayment terms, most are well collateralized and are not believed to present significant risk of loss. Loans classified for regulatory purposes not included in nonperforming loans do not, in management's opinion, represent or result from trends or uncertainties reasonably expected to materially affect future operating results, liquidity or capital resources or represent material credits where known information about the borrowers' possible credit problems causes management to have doubts as to the borrowers' ability to comply with the loan repayment terms.

Investment Securities

The Bank maintains a portfolio of investment securities to provide liquidity as well as a source of earnings. The Bank's investment securities portfolio consists primarily of U.S. Government and Agency securities and mortgage-backed and other securities issued by U.S. government-sponsored enterprises ("GSEs") including Freddie Mac and Fannie Mae. The Bank also invests in securities backed by pools of SBA-guaranteed loans. The Bank has also invested in various mutual funds that invest in securities that the Bank is permitted to invest in directly, including the AMF Intermediate Mortgage, Ultra Short Mortgage, and Short U.S. Government Funds, which invest in agency and private label mortgage-backed securities. The Bank has also invested in the equity securities of Triangle Capital Corporation, a publicly traded business development/small business investment company that makes debt and equity investments in middle-market companies in the Southeastern states. As a member of the Federal Reserve and FHLB systems, the Bank is also required to invest in the stock of the Federal Reserve Bank of Richmond and FHLB of Atlanta, respectively.

The composition of investment securities at December 31 is shown below.

(Dollars in thousands)	2012	2011	2010
Available-for-Sale:[1]			
Mutual Funds-AMF Intermediate Mortgage Fund	$ 136	$ 135	$ 133
Mutual Funds-AMF Ultra Short Mortgage Fund	573	576	581
Mutual Funds-AMF Short U.S. Government Fund	673	674	676
Equity Securities	482	362	359
SBA securitized loan pools	3,658	4,921	0
Other debt securities	732	3,167	0
Mortgage-backed Securities	27,250	13,821	410
Total	33,504	23,656	2,159
Held-to-Maturity:			
U.S. Government and Agency [2]	250	750	750
SBA securitized loan pools	1,389	2,161	0
Other debt securities	500	1,500	0
Mortgage-backed Securities	1,748	5,334	8,689
Other	0	0	50
Total	3,887	9,745	9,489
Total Investment Securities [3]	$ 37,391	$ 33,401	$ 11,648

(1) At estimated fair value.
(2) Issued by a U. S. Government Agency or secured by U.S. Government Agency collateral.
(3) The outstanding balance of no single issuer, except for U.S. Government, U.S. Government Agency, and FNMA securities, exceeded ten percent of stockholders' equity at December 31, 2012, 2011 or 2010.

Contractual maturities and weighted average yields for debt securities available-for-sale and held-to-maturity at December 31, 2012 are presented below. Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	One Year or Less		One Year to Five Years		Five Years to Ten Years	
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Available-for-Sale:						
SBA securitized loan pools	$ —	—%	$ 1,077	3.63%	$ 2,581	0.86%
Other debt securities	—	—	732	1.69	—	—
Mortgage Backed Securities	—	—	480	1.98	3,865	1.71
Held-to-Maturity:						
U.S. Government and Agency	250	0.13	—	—	—	—
SBA securitized loan pools	—	—	1,389	0.91	—	—
Other debt securities	—	—	500	1.00	—	—
Mortgage Backed Securities	459	2.28	1,209	0.45	80	2.79
Total Debt Securities	$ 709	1.15%	$ 5,387	1.14%	$ 6,526	1.34%

	Over Ten Years		Total	
(Dollars in thousands)	Amount	Weighted Average Yield	Amount	Weighted Average Yield
Available-for-Sale:				
SBA securitized loan pools	$ —	—%	$ 3,658	1.42%
Other debt securities	—	—	732	1.53
Mortgage Backed Securities	22,905	1.97	27,250	1.88
Held-to-Maturity:				
U.S. Government and Agency	—	—	250	0.13
SBA securitized loan pools	—	—	1,389	0.91
Other debt securities	—	—	500	1.09
Mortgage Backed Securities	—	—	1,748	0.53
Total Debt Securities	$ 22,905	1.97%	$ 35,527	1.40%

Deposits

The following table sets forth the average dollar amount of deposits in the various types of accounts at December 31:

	2012			2011		
(Dollars in thousands)	Average Balance	Weighted Average Rate	% of Total	Average Balance	Weighted Average Rate	% of Total
NOW and Money Market Accounts	$ 53,176	0.61%	14.38%	$ 49,749	0.73%	14.38%
Savings accounts	23,478	0.43	6.42	22,220	0.25	6.42
Term Certificates	240,761	1.38	72.43	250,648	1.41	72.43
Checking Accounts	25,058	0.00	6.77	23,429	0.00	6.77
Total Deposits	$ 342,473		100.00%	$ 346,046		100.00%

	2010		
(Dollars in thousands)	Average Balance	Weighted Average Rate	% of Total
NOW and Money Market Accounts	$ 43,966	1.31%	11.79%
Savings accounts	21,820	0.44	5.85
Term Certificates	280,963	2.14	75.37
Checking Accounts	26,045	0.00	6.99
Total Deposits	$ 372,794		100.00%

Borrowings

Year-end advances from the Federal Home Loan Bank of Atlanta consisted of the following (dollars in thousands):

2012			
Amount	Maturity Date	Rate	Type
$ 0			
7,500	2017	3.776%	Fixed
7,500	2017	3.690	Fixed
11,000	2017	3.588	Fixed
9,500	2017	3.875	Fixed
15,000	2017	3.448	Fixed
3,000	2017	2.955	Fixed
$ 53,500			

2011			
Amount	Maturity Date	Rate	Type
$ 10,000	2012	5.060%	Fixed
7,500	2017	3.776	Fixed
7,500	2017	3.690	Fixed
11,000	2017	3.588	Fixed
9,500	2017	3.875	Fixed
15,000	2017	3.448	Fixed
3,000	2017	2.955	Fixed
$ 63,500			

2010			
Amount	Maturity Date	Rate	Type
$ 10,000	2012	5.060%	Fixed
7,500	2017	3.776	Fixed
7,500	2017	3.690	Fixed
11,000	2017	3.588	Fixed
9,500	2017	3.875	Fixed
15,000	2017	3.448	Fixed
3,000	2017	2.955	Fixed
$ 63,500			

The Company has not had any short-term borrowings outstanding during the last three years.

Interest Sensitivity

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest rate spread (the difference between the weighted average interest yields earned on interest-earning assets and the weighted average interest rates paid on interest-bearing liabilities) that can be sustained during fluctuations in prevailing interest rates. Asset/liability management functions to maximize profitability within established guidelines for interest rate risk, liquidity, and capital adequacy. The Bank's asset/liability management policies are designed to reduce the impact of changes in interest rates on its net interest income by achieving a more favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. Measurement and monitoring of liquidity, interest rate risk, and capital adequacy are performed centrally through the Asset/Liability Management Committee, and reported under guidelines established by management, the Board of Directors and regulators. Oversight of this process is provided by the Board of Directors.

The Bank has implemented policies by generally emphasizing the origination of one-year, three-year and five-year adjustable rate mortgage loans, adjustable rate commercial loans and lines of credit, and short-term consumer loans. Since 1995, the Bank has, from time to time, originated fixed rate mortgages for sale in the secondary market. The Bank is currently originating loans for sale in the secondary market through the Federal Home Loan Mortgage Corporation. Management has been monitoring the retention of fixed rate loans through its asset/liability management policy. Management intends to continue to concentrate on maintaining its interest rate spread in a manner consistent with its lending policies, which are principally the origination of adjustable-rate mortgages and commercial loans, and may include an appropriate blend of fixed-rate mortgage loans in its primary market area.

The Bank's net income is largely dependent on its net interest income. The Bank seeks to maximize its net interest margin within an acceptable level of interest rate risk. Interest rate risk can be defined as the amount of forecasted net interest income that may be gained or lost due to favorable or unfavorable movements in interest rates. Interest rate risk, or sensitivity, arises when the maturity or repricing characteristics of assets differ significantly from the maturity or repricing characteristics of liabilities. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and stockholders' equity.

The Bank attempts to manage interest rate risk while enhancing net interest margin by adjusting its asset/liability position. At times, depending on the level of general interest rates, the relationship between long- and short-term interest rates, market conditions and competitive factors, the Bank may decide to increase its interest rate risk position somewhat in order to increase its net interest margin. The Bank monitors interest rate risk and adjusts the composition of its interest-related assets and liabilities in order to limit its exposure to changes in interest rates on net interest income over time. The Bank's asset/liability committee reviews its interest rate risk position and profitability, and recommends adjustments. The asset/liability committee also reviews the securities portfolio, formulates investment strategies, and oversees the timing and implementation of transactions. Notwithstanding the Bank's interest rate risk management activities, the potential for changing interest rates is an uncertainty that can have an adverse effect on net income.

The Bank also analyzes interest rate risk based upon quantitative measures of the percentage changes in fair value of equity capital (or market value of portfolio equity) resulting from a hypothetical immediate change (or shock) of plus or minus 100, 200, 300, and 400 basis points in interest rate levels. Due to the current interest rate environment, the Company did not perform analysis on decreases of 200,

300, or 400 basis points as of December 31, 2012. This analysis is based upon models, which are based upon a number of significant assumptions regarding reactions of interest rates. At December 31, 2012, this analysis indicated that a shock decrease of 100 basis points would decrease the market value of portfolio equity by 5.4%, while interest rate shock increases of 100, 200, 300, and 400 basis points would decrease the market value of portfolio equity by 1.5%, 2.5%, 3.5%, and 4.5%, respectively. These models also provide an analysis of interest rate shock effects on net interest income. At December 31, 2012, this analysis indicated that a shock decrease of 100 basis points would increase net interest income by 8.1%. Interest rate shock increases of 100, 200, 300, and 400 basis points would increase net interest income by 1.3%, 2.9%, 4.5%, and 6.1%, respectively.

Liquidity

Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds, capital, or the sale of highly marketable assets such as residential mortgage loans and available for sale investments. Additional sources of liquidity, including cash flow from the repayment of loans, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of deposits and liquid assets, and accessibility to the capital and money markets. These funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization.

Cash and cash equivalents increased by $7.4 million during 2012. This increase was the result of $7.3 million in cash provided by operating activities and $5.2 million in cash provided by investing activities, partially offset by $5.1 million in cash used by financing activities.

Cash and cash equivalents decreased by $17.6 million during 2011. This decrease was the result of $19.0 million in cash used by financing activities and $519,000 in cash used by operating activities, partially offset by $2.0 million in cash provided by investing activities.

The Bank maintains liquid assets that can be invested in specified short-term securities, and is also permitted to make certain other investments. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's judgment as to the attractiveness of the yields then available in relation to other opportunities, its expectations of the level of yield that will be available in the future and its projections as to the short term demand for funds to be used in the Bank's loan origination and other activities. The general objectives of the Bank's investment policy are to (i) maintain liquidity levels sufficient to meet the operating needs of the Bank (ii) minimize interest rate risk by managing the repricing characteristics of the Bank's assets and liabilities, (iii) reduce credit risk by investing primarily in U.S. Treasury and agency securities and mortgage backed securities, and (iv) absorb excess liquidity when loan demand is low and/or deposit growth is high. The Bank's investment activities are conducted by senior management (specifically Chief Executive Officer Halsey and Chief Financial Officer Whitehead) and supervised by the Board of Directors. Investments are governed by an investment policy adopted by the Board, which currently provides for maintenance of an investment portfolio for the purposes of providing earnings, ensuring a minimum liquidity reserve and facilitating the Bank's asset/liability management objectives (e.g., limiting the weighted average terms to maturity or repricing of the Bank's interest-earning assets). In accordance with the policy, management has primarily invested in U.S. Treasury, government and agency securities and mutual funds.

The Bank's time deposits of $100,000 or more represented 33.7% of total deposits at December 31, 2012, and are shown by maturity in the table below.

	Months to Maturity				
(Dollars in thousands)	**3 or less**	**Over 3 to 6**	**Over 6 to 12**	**Over 12**	**TOTAL**
Time deposits-$100 thousand or more	$18,095	$14,483	$38,206	$44,229	$115,013

Capital

Capital adequacy refers to the level of capital required to sustain asset growth and to absorb losses. The Board of Governors of the Federal Reserve System ("Federal Reserve"), which is the Company's and the Bank's principal federal regulator, has established requirements for total and tier 1 (core) risk-based capital and tangible capital. Since the Company's total assets do not exceed $500 million, it is not subject to the capital requirements on a consolidated basis. At December 31, 2012, the Bank exceeded applicable capital requirements to be well capitalized, having a total risk based capital ratio of 10.70%, a tier 1 risk-based capital ratio of 9.43%, and a tier 1 leverage ratio of 7.13%. See Note 14 "Regulatory Matters" in the notes to the consolidated financial statements.

Off-Balance Sheet Arrangements

In the normal course of business, Cecil Bancorp makes use of a number of different financial instruments to help meet the financial needs of its customers. In accordance with accounting principles generally accepted in the United States of America, the full notional amount of these transactions is not recorded in the accompanying consolidated financial statements and is referred to as off-balance sheet instruments. These transactions and activities include commitments to extend credit, standby letters of credit, and lease obligations.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds collateral supporting those commitments for which collateral is deemed necessary. The issuance of letters of credit is not a significant activity of the Bank.

Commitments to extend credit are agreements to lend funds to customers as long as there are no violations of any condition established in the loan contracts. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if it is deemed necessary by the Bank upon extension of credit, is based on credit evaluation by management. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment as well as income producing properties. Management believes that the Bank has adequate resources to fund all loan commitments.

For additional information regarding off-balance sheet arrangements, please see Note 16 to the Consolidated Financial Statements.

Critical Accounting Policies

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and follow general practices within the banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements may reflect different estimates, assumptions, and judgments. Certain policies inherently rely more on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported. Estimates, assumptions, and judgments are necessary when assets and liabilities are required to be recorded at fair value, when a decline in the value of an asset not carried on the financial statements at fair value warrants an impairment write-down or valuation allowance to be established, or when an asset or liability must be recorded contingent upon a future event. Carrying assets and liabilities at fair value inherently results in more financial statement volatility. The fair values and the information used to record valuation adjustments for certain assets and liabilities are based either on quoted market prices or are provided by other third-party sources, when available.

Going Concern. Due to our elevated level of problem assets and recurring operating losses, there is substantial doubt about our ability to continue as a going concern. Management is taking steps to improve our financial condition. The financial statements and the accompanying footnotes have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and does not include any adjustment to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of any extraordinary regulatory action, which would affect our ability to continue as a going concern.

Allowance for Loan Losses. The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting: (1) ASC Topic 450, "Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) ASC Topic 310, "Receivables", which requires that losses be accrued when it is probable that Cecil Bancorp will not collect all principal and interest payments according to the loan's contractual terms.

Management believes that the allowance is adequate. However, its determination requires significant judgment, and estimates of probable losses inherent in the credit portfolio can vary significantly from the amounts actually observed. While management uses available information to recognize probable losses, future additions to the allowance may be necessary based on changes in the credits comprising the portfolio and changes in the financial condition of borrowers, such as those that may result from changes in economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the credit portfolio and the allowance. Such review may result in additional provisions based on their judgments of information available at the time of each examination.

The Company's systematic methodology for assessing the appropriateness of the allowance includes determination of specific, formula, and unallocated components, as described above under "Allowance for Loan Losses" and in Notes 1 and 5 to the Consolidated Financial Statements. At December 31, 2012, a 10% decrease or increase in all categories of risk rated credits for which specific allowances had not been recorded would have resulted in a corresponding decrease or increase of approximately $238,000 in the recommended allowance, assuming no change in other elements considered in the methodology.

Other Than Temporary Impairment of Securities. Securities are evaluated periodically to determine whether a decline in their value is other than temporary. The term "other than temporary" is not intended to indicate a permanent decline in value. Rather, it means that the prospects for near term recovery of value are not necessarily favorable, or that there is a lack of evidence to support fair values equal to, or greater than, the carrying value of the investment. Management reviews criteria such as the magnitude and duration of the decline, as well as the reasons for the decline, to predict whether the loss in value is other than temporary. Once a decline in value is determined to be other than temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

As of December 31, 2012, we concluded that any unrealized losses in the available-for-sale portfolios were temporary in nature due to market interest rates and not the underlying credit quality of the issuers of the securities. Additionally, we have the intent to hold and do not expect to be required to sell these investments for the time necessary to recover the amortized cost. Future events that would materially change this conclusion and require a charge to operations for an impairment loss include a change in the credit quality of the issuers.

Other Real Estate Owned. Other real estate owned comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value at the date acquired, less costs of disposal. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required are added to a valuation reserve. Gains and losses realized from sales, as well as valuation adjustments, are included in noninterest income. Expenses of operation are included in noninterest expense.

Income Taxes. The Company accounts for income taxes under the asset/liability method. Deferred tax assets are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period indicated by the enactment date. A valuation allowance is established for deferred tax assets when, in the judgment of management, it is more likely than not that such deferred tax assets will not become realizable. The judgment about the level of future taxable income is dependent to a great extent on matters that may, at least in part, be beyond the Company's control. It is at least reasonably possible that management's judgment about the need for a valuation allowance for deferred tax assets could change in the near term. In accordance with accounting principles generally accepted in the United States, the Company established a full valuation allowance on its deferred tax assets during the third quarter 2012, resulting in income tax expense of $9.1 million during the three months ended September 30, 2012. The establishment of the valuation allowance does not preclude the Company from realizing these assets in the future.

Impact of Inflation

The consolidated financial statements and notes thereto presented herein have been prepared in accordance with U.S. generally accepted accounting principles, which generally require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, nearly all of the Company's assets and liabilities are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


STEGMAN
& COMPANY
CERTIFIED PUBLIC ACCOUNTANTS AND
MANAGEMENT CONSULTANTS SINCE 1915

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Cecil Bancorp, Inc. and Subsidiaries
Elkton, Maryland

We have audited the accompanying consolidated balance sheets of Cecil Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2012 and 2011, and the related consolidated statements of operations and comprehensive loss, changes in stockholders' equity, and cash flows for each of the years then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cecil Bancorp, Inc. and subsidiaries as of December 31, 2012 and 2011, and the results of their operations and cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has an elevated level of nonperforming assets and recurring operating losses. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Stegman + Company

Baltimore, Maryland
March 7, 2013

Suite 100; 405 East Joppa Road Baltimore, Maryland 21286 • 410-823-8000 • 1-800-686-3883 • Fax: 410-296-4815 • www.stegman.com

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2012 AND 2011
(dollars in thousands, except per share data)

ASSETS	2012	2011
Cash and due from banks	$ 2,012	$ 1,578
Interest bearing deposits with banks	39,188	32,274
Federal funds sold	606	559
Total cash and cash equivalents	41,806	34,411
Investment securities:		
Securities available-for-sale at fair value	33,504	23,656
Securities held-to-maturity (fair value of $3,927 in 2012 and $9,736 in 2011)	3,887	9,745
Restricted investment securities – at cost	4,204	4,296
Loans receivable	306,751	330,262
Less: Allowance for loan losses	(10,297)	(12,412)
Net loans receivable	296,454	317,850
Other real estate owned	33,871	30,966
Premises and equipment, net	9,679	10,041
Accrued interest receivable	1,323	1,523
Mortgage servicing rights	441	467
Bank owned life insurance	8,465	8,284
Deferred tax assets	-	9,318
Assets held for sale	-	5,903
Income taxes receivable	3,770	5,276
Other assets	2,417	1,935
TOTAL ASSETS	$ 439,821	$ 463,671
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Deposits	$ 341,219	$ 339,075
Other liabilities	12,863	10,612
Junior subordinated debentures	17,000	17,000
Advances from Federal Home Loan Bank of Atlanta	53,500	63,500
Other borrowed funds	1,088	1,169
Total liabilities	425,670	431,356
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; authorized 1,000,000 shares		
Series A issued and outstanding 11,560 shares, liquidation preference $1,000 per share, in 2012 and 2011	11,356	11,200
Series B issued and outstanding 164,575 shares, liquidation Preference $17.20 per share, in 2012 and zero in 2011	2,796	-
Common stock, $.01 par value; authorized 100,000,000 shares in 2012 and 10,000,000 in 2011, issued and outstanding 7,424,572 shares in 2012 and 7,422,164 in 2011	75	75
Additional paid in capital	12,300	12,299
Retained (deficit) earnings	(12,556)	8,721
Accumulated other comprehensive income	180	20
Total stockholders' equity	14,151	32,315
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 439,821	$ 463,671

See accompanying notes to consolidated financial statements.

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(dollars in thousands, except per share data)

	2012	2011
INTEREST INCOME:		
Interest and fees on loans	$ 18,155	$ 20,935
Interest on investment securities	386	300
Dividends on FHLB and FRB stock	120	68
Other interest-earning assets	62	56
Total interest income	18,723	21,359
INTEREST EXPENSE:		
Interest expense on deposits	3,737	4,480
Interest expense on junior subordinated debentures	452	833
Interest expense on advances from Federal Home Loan Bank of Atlanta	2,142	2,462
Interest expense on other borrowed funds	19	59
Total interest expense	6,350	7,834
NET INTEREST INCOME	12,373	13,525
PROVISION FOR LOAN LOSSES	7,514	6,958
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	4,859	6,567
NONINTEREST INCOME:		
Deposit account fees	483	565
ATM fees	473	455
Commission income	1	2
Loss on sale of other real estate owned	(487)	(491)
Gain on sale of loans	1,510	409
Loss on investments	-	(50)
Income from bank owned life insurance	181	206
Other	485	272
Total noninterest income	2,646	1,368
NONINTEREST EXPENSE:		
Salaries and employee benefits	4,948	4,227
Occupancy expense	716	759
Equipment and data processing expense	1,254	1,275
Professional fees	1,600	1,451
FDIC deposit insurance premium	1,034	1,115
Other real estate owned expense and valuation adjustments	8,239	3,386
Loan collection expense	586	1,809
Other	1,566	1,433
Total noninterest expense	19,943	15,455
LOSS BEFORE INCOME TAXES	(12,438)	(7,520)
INCOME TAX EXPENSE (BENEFIT)	7,895	(2,815)
NET LOSS	(20,333)	(4,705)
OTHER COMPREHENSIVE INCOME (LOSS)	160	(33)
TOTAL COMPREHENSIVE LOSS	$ (20,173)	$ (4,738)
NET LOSS	$ (20,333)	$ (4,705)
PREFERRED STOCK DIVIDENDS AND DISCOUNT ACCRETION	(945)	(725)
NET LOSS AVAILABLE TO COMMON STOCKHOLDERS	$ (21,278)	$ (5,430)
Loss per common share - basic	$ (2.87)	$ (0.73)
Loss per common share - diluted	$ (2.87)	$ (0.73)
Dividends declared per common share	$ 0.00	$ 0.00

See accompanying notes to consolidated financial statements.

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(dollars in thousands)

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCES AT JANUARY 1, 2011	$ 11,053	$ 37	$ 12,277	$ 14,188	$ 53	$ 37,608
Net loss	—	—	—	(4,705)	—	(4,705)
Other comprehensive loss, net of tax effects of $21 (unrealized losses on securities of $54)	—	—	—	—	(33)	(33)
Preferred stock dividends	—	—	—	(578)	—	(578)
2-for-1 stock split	—	37	—	(37)	—	—
Stock purchased by dividend reinvestment plan	—	1	21	—	—	22
Restricted stock awards	—	—	1	—	—	1
Amortization of preferred stock discount	147	—	—	(147)	—	—
BALANCES AT DECEMBER 31, 2011	11,200	75	12,299	8,721	20	32,315
Net loss	—	—	—	(20,333)	—	(20,333)
Other comprehensive income, net of tax effects of $104 (unrealized gains on securities of $264)	—	—	—	—	160	160
Series B preferred stock issued	2,796	—	—	—	—	2,796
Preferred stock dividends	—	—	—	(788)	—	(788)
Restricted stock awards	—	—	1	—	—	1
Amortization of preferred stock discount	156	—	—	(156)	—	—
BALANCES AT DECEMBER 31, 2012	$ 14,152	$ 75	$ 12,300	$ (12,556)	$ 180	$ 14,151

See accompanying notes to consolidated financial statements.

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(dollars in thousands)

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (20,333)	$ (4,705)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Depreciation and amortization	1,757	1,021
Provision for loan losses	7,514	6,958
Gain on sale of loans	(1,510)	(409)
Loss on sale of other real estate owned	487	491
Loss on investments	-	50
Loss on premises and equipment	6	22
Gain on assets held for sale	(18)	-
Increase in cash surrender value of bank owned life insurance	(181)	(206)
Valuation allowance on other real estate owned	6,845	2,352
Valuation allowance on deferred tax assets	9,214	-
Deferred income taxes	-	973
Excess servicing rights	(86)	(91)
Restricted stock awards	1	1
Originations of loans held for sale	(23,055)	(10,340)
Proceeds from sales of loans held for sale	24,518	10,701
Net change in:		
Accrued interest receivable and other assets	1,215	(7,591)
Other liabilities	942	254
Net cash provided by (used in) operating activities	7,316	(519)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of investment securities available-for-sale	(21,255)	(22,857)
Purchase of investment securities held-to-maturity	(500)	(18,019)
Proceeds from maturities, calls and principal payments of investment securities available-for-sale	10,859	1,135
Proceeds from maturities, calls and principal payments of investment securities held-to-maturity	6,025	17,457
Net redemption of restricted investment securities	92	86
Net (increase) decrease in loans	(4,140)	22,460
Proceeds from sale of other real estate owned	8,370	2,069
Proceeds from sale of premises and equipment	25	20
Proceeds from sale of assets held for sale	5,911	-
Purchases of premises and equipment - net	(168)	(348)
Net cash provided by investing activities	5,219	2,003
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net increase (decrease) in deposits	2,144	(19,063)
Repayments of long-term advances from Federal Home Loan Bank	(10,000)	-
Net decrease in other borrowed funds	(80)	-
Proceeds from issuance of preferred stock	2,796	-
Proceeds from issuance of common stock	-	21
Net cash used in financing activities	(5,140)	(19,042)

CECIL BANCORP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(dollars in thousands)

	2012	2011
Increase (decrease) in cash and cash equivalents	$ 7,395	$ (17,558)
Cash and cash equivalents at beginning of year	34,411	51,969
Cash and cash equivalents at end of year	$ 41,806	$ 34,411
Supplemental disclosure of cash flows information:		
Cash paid for income taxes	$ -	$ 1,355
Cash paid for interest	$ 5,980	$ 6,976
Supplemental disclosure of noncash investing and financing activities:		
Transfer of loans receivable to other real estate owned	$ 18,069	$ 17,622

See accompanying notes to consolidated financial statements.

CECIL BANCORP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1. SIGNIFICANT ACCOUNTING POLICIES

The accounting and reporting policies of Cecil Bancorp, Inc. (the "Company") and its wholly-owned subsidiaries, Cecil Properties, Inc., 1223 Turkey Point Road, LLC, and Cecil Bank (the "Bank"), together with its subsidiaries, Cecil Financial Services Corporation and Cecil Service Corporation, conform to accounting principles generally accepted in the United States of America.

Certain reclassifications have been made to amounts previously reported to conform to the classifications made in 2012. The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the consolidated financial statements included in this Form 10-K were issued. The following is a summary of the more significant accounting policies:

Nature of Operations

Through its subsidiary bank, the Company conducts full-service commercial banking. Services to individuals and businesses include accepting deposits, and extending real estate, consumer and commercial loans and lines of credit. The Company primarily operates in the two Maryland counties of Cecil and Harford, and has a concentration in loans secured by residential and commercial real estate in these counties.

Policy for Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Consolidation has resulted in the elimination of all significant intercompany balances and transactions. The financial statements of the Company (parent only) include its investment in its subsidiaries under the equity method of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for credit losses, other real estate owned valuation, and other-than-temporary impairment of investment securities.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, highly liquid investments with original maturities of three months or less are classified as cash and cash equivalents. Assets categorized in the balance sheet as cash and due from banks, interest bearing deposits with banks, and federal funds sold are considered cash and cash equivalents. Interest bearing deposits with banks generally exceed balances that are recoverable under FDIC insurance.

Investment Securities

Securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and recorded at amortized cost. Securities are classified as trading securities if bought and held principally for the purpose of selling them in the near-term. Trading securities are reported at estimated fair value, with unrealized gains and losses included in earnings. Securities not classified as held-to-maturity or trading securities are considered available-for-sale and are reported at estimated fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of tax effects, in accumulated other comprehensive income. The Company designates securities into one of the three categories at the time of purchase.

Premiums and discounts on investments are recognized in interest income over the terms of the securities using methods that approximate the interest method. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the duration and magnitude of the decline in value, (2) the financial condition of the issuer, and (3) the structure of the security. An impairment loss is recognized in earnings only when (1) the Company intends to sell the security, (2) it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, or (3) the Company does not expect to recover the entire amortized cost basis of the investment. In situations where the Company intends to sell or when it is more likely than not that we will be required to sell the security, the entire impairment loss must be recognized in earnings. In all other situations, only the portion of the impairment loss representing the credit loss must be recognized in earnings, with the remaining portion being recognized in stockholders' equity as a component of other comprehensive income, net of deferred taxes. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Restricted Investment Securities

Restricted investment securities consist of Federal Reserve Bank of Richmond ("FRB") and Federal Home Loan Bank of Atlanta ("FHLB") stock which are required by law and are restricted as to marketability. Because the investment securities are not marketable, they are reported at cost. The FRB and FHLB perform ongoing reviews of the Company's stock level to be sure it meets the minimum requirements. The FRB requires a minimum stock balance based on the balance of the Bank's common stock and surplus. The FHLB required stock balance is based on total assets as of December 31 of the previous year and total FHLB advances currently outstanding. As of December 31, 2012 and 2011, the Company met all stock ownership requirements set forth by the FRB and FHLB.

Loans Receivable

Loans are stated at their principal balance outstanding net of any deferred fees and costs. Interest income on loans is accrued at the contractual rate based on the principal outstanding. The Company places loans, except for consumer loans, on nonaccrual when any portion of the principal or interest is ninety days past due and collateral is insufficient to discharge the debt in full. Interest accrual may also be discontinued earlier if, in management's opinion, collection is unlikely. Generally, consumer installment loans are not placed on nonaccrual, but are charged off when they are three months past due.

Loans are considered impaired when, based on current information, it is probable that the Company will not collect all principal and interest payments according to contractual terms. Generally, loans are considered impaired once principal or interest payments become ninety days or more past due and they are placed on nonaccrual. Management also considers the financial condition of the borrower, cash flows of the loan and the value of the related collateral. Impaired loans do not include large groups of smaller balance homogeneous credits such as residential real estate and consumer installment loans, which are evaluated collectively for impairment. Loans specifically reviewed for impairment are not considered impaired during periods of "minimal delay" in payment (ninety days or less) provided eventual collection of all amounts due is expected. The impairment of a loan is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or the fair value of the collateral if repayment is expected to be provided by the collateral. Generally, the Company's impairment on such loans is measured by reference to the fair value of the collateral. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

Loans Held for Sale

Residential mortgage loans originated for sale are carried at the lower of cost or market, which may be indicated by the committed sale price, determined on an individual basis. The Company had no loans held for sale as of December 31, 2012 and 2011.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and unallocated components. The components of the allowance for loan losses represent an estimation done pursuant to either Accounting Standards Codification ("ASC") Topic 450 "Contingencies," or ASC Topic 310 "Receivables." The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. The unallocated component is based upon management's evaluation of various conditions that are not directly measured in the determination of the specific and general components. These conditions may include the nature and volume of the loan portfolio, overall portfolio quality, and current economic conditions that may affect the borrowers' ability to repay the loan.

Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment, including costs related to developing or obtaining software for internal use, are depreciated on a straight-line basis over their useful lives, which range from three to seven years for furniture, fixtures and equipment to forty years for buildings and building improvements. Leasehold improvements are amortized over the shorter of their estimated useful economic lives or the lives of the leases. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life are capitalized and depreciated over the remaining life. Interest costs on the original purchase, significant repairs, and construction expenditures relating to bank premises are capitalized at the Bank's average cost of funds and depreciated over the life of the building.

Other Real Estate Owned

Other real estate owned comprises properties acquired in partial or total satisfaction of problem loans. The properties are recorded at the lower of cost or fair value at the date acquired, less costs of disposal. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs that may be required are added to a valuation reserve. Gains and losses realized from sales, as well as valuation adjustments, are included in noninterest income. Expenses of operation are included in noninterest expense.

Mortgage Servicing Rights

The cost of mortgage servicing rights is amortized in proportion to, and over the period of, estimated net servicing revenue. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. Fair values are estimated using discounted cash flows based on a current market interest rate. The amount of impairment recognized is the amount by which the capitalized mortgage servicing rights exceed their fair value.

When participating interests in loans sold have an average contractual interest rate, adjusted for normal servicing fees, that differs from the agreed yield to the purchaser, gains or losses are recognized equal to the present value of such differential over the estimated remaining life of such loans. The resulting "excess servicing receivable" or "deferred servicing revenue" is amortized over the estimated life using a method approximating the interest method.

Quoted market prices are not available for the excess servicing receivables. Thus, the excess servicing receivables and the amortization thereon are periodically evaluated in relation to estimated future servicing revenue, taking into consideration changes in interest rates, current repayment rates, and expected future cash flows. The Company evaluates the carrying value of the excess servicing receivables by estimating the future servicing income of the excess servicing receivables based on management's best estimate of remaining loan lives discounted at the original discount rate.

Bank Owned Life Insurance

The Bank is the beneficiary of insurance policies on the lives of officers of the Bank. The Bank has recognized the amount that could be realized under the insurance policies as an asset in the consolidated balance sheets. Appreciation in the value of the insurance policies is classified as noninterest income.

Income Taxes

Income tax expense is based on the results of operations, adjusted for permanent differences between items of income or expense reported in the financial statements and those reported for tax purposes. Under the liability method, deferred income taxes are determined based on the differences between the financial statement carrying amounts and the income tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when these differences reverse. We recognize interest and penalties related to income tax matters in other noninterest expense. The Company does not have any uncertain tax positions that are deemed material and did not recognize any adjustments for unrecognized tax benefits.

Advertising

Advertising costs are expensed as incurred. Advertising expense was $29,000 and $56,000 for the years ended December 31, 2012 and 2011, respectively.

Earnings Per Share

Basic earnings per share (EPS) are calculated by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share are calculated by adjusting the denominator of the basic earnings per share computation for the effects of all dilutive potential common shares outstanding during the period. The dilutive effects of options, warrants, and their equivalents are computed using the treasury stock method. All earnings per share calculations have been adjusted to give retroactive effect to the 2-for-1 stock split approved by the Board of Directors in May 2011.

Stock-Based Compensation

We account for stock-based compensation under the provisions of ASC Topic 718, *Compensation-Stock Compensation,* which requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and is measured based on the grant date fair value of the award. ASC 718 also requires the stock option compensation expense to be recognized over the period during which an employee is required to provide service in exchange for the award (the vesting period).

Comprehensive Loss

The Company reports comprehensive loss which includes net loss, as well as other changes in stockholders' equity that result from transactions and economic events other than those with stockholders. The Company's only significant element of comprehensive income is unrealized gains and losses on available-for-sale securities.

Transfers of Financial Assets

The Company accounts for transfers and servicing of financial assets in accordance with ASC Topic 860, *Transfers and Servicing*. Transfers of financial assets are accounted for as sales only when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Segment Reporting

ASC Topic 280, *Segment Reporting*, requires that an enterprise report selected information about operating segments in its financial reports issued to its shareholders. Based on the analysis performed by the Company, management has determined that the Company only has one operating segment, which is commercial banking. The chief operating decision-makers use consolidated results to make operating and strategic decisions, and therefore, are not required to disclose any additional segment information.

2. GOING CONCERN CONSIDERATION

Due to the elevated level of nonperforming assets and recurring operating losses, there is substantial doubt regarding our ability to continue as a going concern. Management is taking steps to improve our financial condition. The financial statements and the accompanying footnotes have been prepared on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future, and does not include any adjustment to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result from the outcome of any extraordinary regulatory action, which could affect our ability to continue as a going concern.

3. RECENT ACCOUNTING PRONOUNCEMENTS

FASB ASU 2011-04, "Fair Value Measurement (Topic 820) –Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs"

This ASU amends the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. The ASU clarifies the application of existing fair value measurement requirements and changes the principles or requirements for measuring fair value or for disclosing information about fair value measurements. The ASU will require new disclosures for any transfers between Levels 1 and 2 of the fair value hierarchy, not just significant transfers, and further expands focus on Level 3 measurements, including quantitative information about the significant unobservable inputs used for all Level 3 measurements, a qualitative discussion about the sensitivity of recurring Level 3 measurements to changes in the unobservable inputs disclosed, and a description of the valuation processes. The ASU is effective for reporting periods beginning on or after December 15, 2011. The adoption of ASU 2011-04 did not have a material impact on the Company's financial condition or results of operations.

FASB ASU 2011-03, "Transfer and Servicing (Topic 860) –Reconsideration of Effective Control of Repurchase Agreements"

This ASU improves the accounting for repurchase agreements and other agreements that entitle and obligate a transferor to repurchase or redeem financial assets before their maturity. The ASU removes from the assessment of effective control: (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms, even in the event of default by the transferee, and (2) the collateral maintenance implementation related to that criterion. Other criteria applicable to the assessment of effective control are not changed by the amendments in this ASU. The ASU is effective for the first interim or annual period beginning on or after December 15, 2011. The adoption of ASU 2011-03 did not have a material impact on the Company's financial condition or results of operations.

FASB ASU 2013-02, "Comprehensive Income – Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income"

The objective of this ASU, issued in February 2013, is to improve the transparency of reporting reclassifications out of accumulated other comprehensive income ("OCI") by requiring entities to present in one place information about significant amounts reclassified and, in some cases, to provide cross references to related footnote disclosures. The amendments do not change the current requirements for reporting net income or OCI, nor do they require new information to be disclosed. The amendments should be applied prospectively and are effective for public entities in both interim and annual reporting periods beginning after December 15, 2012.

4. INVESTMENT SECURITIES

Investment securities have been classified in the consolidated balance sheets according to management's intent and ability to hold the investment.

Investment securities at December 31, 2012 and 2011 are summarized in the following table (in thousands).

	2012			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Available-for-Sale:				
Mutual funds - mortgage securities	$ 747	$ 2	$ 40	$ 709
Mutual funds - U.S. Government securities	686	—	13	673
Equity securities	226	256	—	482
SBA securitized loan pools	3,658	10	10	3,658
Other debt securities	732	—	—	732
Mortgage-backed securities	27,159	192	101	27,250
	$ 33,208	$ 460	$ 164	$ 33,504
Held-to-Maturity:				
SBA securitized loan pools	$ 1,389	$ —	17	$ 1,372
Other debt securities	500	9	—	509
Mortgage-backed securities	1,748	51	3	1,796
U. S. Treasury securities and obligations	250	—	—	250
	$ 3,887	$ 60	$ 20	$ 3,927

	2011			
	Amortized Cost	**Gross Unrealized Gains**	**Gross Unrealized Losses**	**Estimated Fair Value**
Available-for-Sale:				
Mutual funds - mortgage securities	$ 747	$ 5	$ 41	$ 711
Mutual funds - U.S. Government securities	686	—	12	674
Equity securities	226	136	—	362
SBA securitized loan pools	4,947	9	35	4,921
Other debt securities	3,200	4	37	3,167
Mortgage-backed securities	13,817	49	45	13,821
	$ 23,623	$ 203	$ 170	$ 23,656
Held-to-Maturity:				
SBA securitized loan pools	$ 2,161	$ —	32	$ 2,129
Other debt securities	1,500	12	—	1,512
Mortgage-backed securities	5,334	41	30	5,345
U. S. Treasury securities and obligations	750	—	—	750
	$ 9,745	$ 53	$ 62	$ 9,736

At December 31, 2012 and 2011, investment securities with a carrying value of $250,000 and $750,000, respectively, were pledged to secure deposits of municipalities. At December 31, 2012 and 2011, investment securities with a carrying value of $30.7 million and $25.1 million, respectively, were pledged to secure advances from the Federal Home Loan Bank of Atlanta, investment securities with a carrying value of $1.8 million and $2.5 million, respectively, were pledged to Community Bankers' Bank, and investment securities with a carrying value of $2.8 million and $3.3 million, respectively, were pledged to the Federal Reserve Bank of Richmond.

The contractual maturities of investment securities at December 31, 2012 (in thousands) are shown below. The values shown are carrying values. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Carrying Value	**Due Within One Year**	**Due Between 1-5 Years**	**Due Between 5-10 Years**	**Due After 10 Years**
Available-for-Sale:					
SBA securitized loan pools	$ 3,658	$ —	$ 1,077	$ 2,581	$ —
Other debt securities	732	—	732	—	—
Mortgage-backed securities	27,250	—	480	3,865	22,905
Held-to-Maturity:					
SBA securitized loan pools	1,389	—	1,389	—	—
Other debt securities	500	—	500	—	—
Mortgage-backed securities	1,748	459	1,209	80	—
U.S. Treasury securities and obligations	250	250	—	—	—
	$ 35,527	$ 709	$ 5,387	$ 6,526	$ 22,905

The contractual maturities of investment securities at December 31, 2012 (in thousands) are shown below. The values shown are fair values. Expected maturities may differ from contractual maturities because borrowers may have the right to prepay obligations with or without prepayment penalties.

	Carrying Value	**Due Within One Year**	**Due Between 1-5 Years**	**Due Between 5-10 Years**	**Due After 10 Years**
Available-for-Sale:					
SBA securitized loan pools	$ 3,658	$ —	$ 1,077	$ 2,581	$ —
Other debt securities	732	—	732	—	—
Mortgage-backed securities	27,250	—	480	3,865	22,905
Held-to-Maturity:					
SBA securitized loan pools	1,372	—	1,372	—	—
Other debt securities	509	—	509	—	—
Mortgage-backed securities	1,796	466	1,248	82	—
U.S. Treasury securities and obligations	250	250	—	—	—
	$ 35,527	$ 709	$ 5,387	$ 6,526	$ 22,905

As of December 31, 2012, unrealized losses (in thousands) on securities were comprised of the following based on the length of time that the securities have been in a continuous loss position:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale:						
Mutual funds – mortgage securities	$ —	$ —	$ 136	$ 40	$ 136	$ 40
Mutual funds – US Govt securities	—	—	673	13	673	13
SBA securitized loan pools	—	—	480	10	480	10
Mortgage-backed securities	13,554	98	95	3	13,649	101
Held-to-Maturity:						
SBA securitized loan pools	275	2	1,017	15	1,292	17
Mortgage-backed securities	—	—	270	3	270	3
	$ 13,829	$ 100	$ 2,671	$ 84	$ 16,500	$ 184

As of December 31, 2011, unrealized losses (in thousands) on securities were comprised of the following based on the length of time that the securities have been in a continuous loss position:

	Less than 12 Months		More than 12 Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-Sale:						
Mutual funds – mortgage securities	$ —	$ —	$ 135	$ 41	$ 135	$ 41
Mutual funds – US Govt securities	—	—	674	12	674	12
SBA securitized loan pools	3,892	35	—	—	3,892	35
Other debt securities	913	37	—	—	913	37
Mortgage-backed securities	7,141	41	203	4	7,344	45
Held-to-Maturity:						
SBA securitized loan pools	2,129	32	—	—	2,129	32
Mortgage-backed securities	1,799	30	—	—	1,799	30
	$ 15,874	$ 175	$ 1,012	$ 57	$ 16,886	$ 232

Management has the intent to hold the securities classified as held to maturity in the table above until they mature, at which time the Company will receive full value for the securities. Furthermore, as of December 31, 2012 and 2011, management does not have the intent to sell any of the securities classified as available for sale in the table above and believes that it is more likely than not that the Company will not have to sell any such securities before a recovery of cost. Management does not believe any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2012 and 2011, management believes the impairments detailed in the table above are temporary and no impairment loss has been realized in the Company's consolidated income statement.

The Company did not sell any securities during the years ended December 31, 2012 and 2011.

5. LOANS AND ALLOWANCE FOR LOAN LOSSES

The Company has segregated its loan portfolio into six segments, including construction and land development, 1-4 family residential, multi-family residential, commercial real estate, commercial business, and consumer. The Company's primary market area is in Northeastern Maryland in Cecil and Harford Counties, so exposure to credit risk is significantly affected by changes in these counties.

Construction lending primarily involves lending for construction of single family residences, although the Bank does lend funds for the construction of commercial properties and multi-family real estate. All loans for the construction of speculative sale homes have a loan-to-value ratio of not more than 80%. The Bank has financed the construction of non-residential properties on a case by case basis. Loan proceeds are disbursed during the construction phase according to a draw schedule based on the stage of completion. Construction projects are inspected by contracted inspectors or bank personnel. Construction loans are underwritten on the basis of the estimated value of the property as completed. The Bank originates loans secured by raw land, which are generally granted to developers have terms of up to three years. The substantial majority of land loans have a loan-to-value ratio not exceeding 75%. Land loans have a higher level of risk than loans for the purchase of existing homes since collateral values can only be estimated at the time the loan is approved. The Bank has sought to minimize this risk by offering such financing primarily to builders and developers to whom the Bank has loaned funds in the past and to persons who have previous experience in such projects.

The Bank offers fixed and adjustable conventional mortgage loans on one-to-four family residential dwellings. Most loans are originated in amounts up to $350,000 on properties located in the Bank's primary market area. These loans are generally for terms of 15, 20 and 30 years amortized on a monthly basis with interest and principal due each month. The Bank retains all adjustable rate mortgage loans it originates and sells the majority of fixed rate loans, primarily to FHLMC, with servicing retained by the Bank. The retention of adjustable rate loans helps reduce the Bank's exposure to rising interest rates. However, it is possible that during periods of rising interest rates, the risk of default on adjustable rate mortgage loans may increase due to the upward adjustment of the interest cost to the borrower.

The Bank originates multi-family residential loans in its market area. These loans are generally larger and involve greater risks than one-to-four family residential loans. Because payments on these loans are often dependent on the successful operation or management of the property, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the size and loan-to-value ratios. The loans typically have terms of 20 to 40 years, with rate adjustments every one, three, or five years. They generally have imbedded interest rate floors, with no interest rate ceilings, and have no interest rate change limitations.

The Bank primarily originates commercial real estate loans in its market area. These loans are generally larger and involve greater risks that one-to-four family residential loans. Because payments on these loans are often dependent on the successful operation or management of the property, repayment of such loans may be subject to a greater extent to adverse conditions in the real estate market or the economy. The Bank seeks to minimize these risks in a variety of ways, including limiting the size and loan-to-value ratios. The loans typically have terms of 20 to 40 years, with rate adjustments every one, three, or five years. They generally have imbedded interest rate floors, with no interest rate ceilings, and have no interest rate change limitations. The Bank's commercial real estate loans are typically secured by retail or wholesale establishments, motels/hotels, service industries, and industrial or warehouse facilities. During 2011, the Bank began making loans under the Small Business Administration ("SBA") Section 7(a) program, under which the SBA guarantees up to 75% of loans of up to $5 million for the purchase or expansion of small businesses. The Bank may sell the guaranteed portion of SBA loans into the secondary market and retain the unguaranteed portion in its portfolio.

The Bank offers secured and unsecured commercial business loans and lines of credit to businesses located in its primary market area. Most business loans have a one-year term, with lines of credit can remain open for longer periods. All owners, partners, and officers must sign the loan agreement. The security for a business loan depends on the amount borrowed, the business involved, and the strength of the borrower's firm. Commercial business lending entails significant risk, as the payments on such loans may depend upon the successful operation or management of the business involved. Although the Bank attempts to limit its risk of loss on such loans by limiting the amount and the term, and by requiring personal guarantees of the principals of the business, the risk of loss on these loans is substantially greater than the risk of loss from residential real estate lending.

The Bank's consumer loans consist of automobile loans, deposit account loans, home improvement loans, and other consumer loans. The loans are generally offered for terms of up to five years at fixed interest rates. Consumer loans are generally originated at higher interest rates than residential mortgage loans because of their higher risk. Repossessed collateral for a defaulted loan may not provide an adequate source of repayment as a result of damage, loss, or depreciation. In addition, collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness, or personal bankruptcy.

On an ongoing basis, the Bank assigns a grade to each of its loans. The internal grades are pass, special mention, substandard, doubtful, and loss. Loans graded pass are high quality loans where the borrower exhibits a strong balance sheet position and good earnings and cash flow history. Loans graded special mention show potential weaknesses that deserve the Bank's close attention. If these potential weaknesses are not corrected, they may result in deterioration of the repayment prospects for the loan in the Bank's credit position at some future date. Substandard loans are inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard loans have a well defined weakness that could jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the weaknesses are not corrected. Loans graded doubtful have all the weaknesses inherent in substandard loans with the added characteristic that the weaknesses make collection or liquidation in full highly improbable. Assets graded loss are considered uncollectible and of such little value that their continuance as an asset is not warranted. The classification does not mean the loan has absolutely no recovery value, but that it is not practical to defer charging off the loan even though partial recovery may be effected in the future.

The following table shows the composition of the loan portfolio (in thousands) at December 31.

(In thousands)	2012	2011
Real estate loans:		
Construction and land development	$ 57,731	$ 62,998
1-4 family residential and home equity	90,406	110,621
Multi-family residential	5,306	4,458
Commercial	143,263	141,438
Total real estate loans	296,706	319,515
Commercial business loans	7,879	7,849
Consumer loans	2,166	2,898
Gross loans	306,751	330,262
Less allowance for loan losses	(10,297)	(12,412
Net loans	$ 296,454	$ 317,850

In accordance with new standards issued under the Disclosures of Credit Quality of Financing Receivables and the Allowance for Loan Losses, the following tables show credit quality indicators, the aging of receivables, and disaggregated balances of loans receivable and the allowance for loan losses (in thousands) as of December 31, 2012 and 2011.

Credit Quality Indicators
As of December 31, 2012

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
Credit risk profile by internally assigned grade:							
Pass	$17,592	$75,875	$5,306	$117,948	$4,449	$2,161	$223,331
Special mention	18,614	874	-	18,742	2,827	5	41,062
Substandard	21,525	13,657	-	6,573	603	-	42,358
Total	$57,731	$90,406	$5,306	$143,263	$7,879	$2,166	$306,751
Credit risk profile based on payment activity:							
Current	$46,197	$79,426	$5,306	$137,831	$7,395	$2,166	$278,321
Past Due	11,534	10,980	-	5,432	484	-	28,430
Total	$57,731	$90,406	$5,306	$143,263	$7,879	$2,166	$306,751

Credit Quality Indicators
As of December 31, 2011

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
Credit risk profile by internally assigned grade:							
Pass	$28,194	$86,467	$4,458	$118,723	$6,359	$2,734	$246,485
Special mention	7,462	11,331	-	7,455	804	6	27,058
Substandard	27,342	12,823	-	15,710	686	158	56,719
Total	$62,998	$110,621	$4,458	$141,438	$7,849	$2,898	$330,262
Credit risk profile based on payment activity:							
Current	$36,437	$94,759	$4,458	$132,508	$7,681	$2,892	$278,735
Past Due	26,561	15,862	-	8,930	168	6	51,527
Total	$62,998	$110,621	$4,458	$141,438	$7,849	$2,898	$330,262

Age Analysis of Past Due Loans Receivable
As of December 31, 2012

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
30-59 Days Past Due	$ -	$ 2,374	$ -	$ 2,031	$ -	$ -	$ 4,405
60-89 Days Past Due	-	1,629	-	1,962	484	-	4,075
Greater Than 90 Days Past Due	11,534	6,997	-	1,439	-	-	19,950
Total Past Due	11,534	10,980	-	5,432	484	-	28,430
Current	46,197	79,426	5,306	137,831	7,395	2,166	278,321
Total Loans Receivable	$57,731	$90,406	$5,306	$143,263	$7,879	$2,166	$306,751
Recorded Investment > 90 Days and Accruing	-	-	-	-	-	-	-

Age Analysis of Past Due Loans Receivable
As of December 31, 2011

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
30-59 Days Past Due	$ 630	$ 4,003	$ -	$ 585	$ 7	$ -	$ 5,225
60-89 Days Past Due	1,117	4,335	-	2,389	-	1	7,842
Greater Than 90 Days Past Due	24,814	7,524	-	5,956	161	5	38,460
Total Past Due	26,561	15,862	-	8,930	168	6	51,527
Current	36,437	94,759	4,458	132,508	7,681	2,892	278,735
Total Loans Receivable	$62,998	$110,621	$4,458	$141,438	$7,849	$2,898	$330,262
Recorded Investment > 90 Days and Accruing	-	-	-	-	-	-	-

Allowance for Loan Losses and Recorded Investment in Loans Receivable
For the Year Ended December 31, 2012

	Construction & Land Development	**1-4 Family Residential**	**Multi-Family Residential**	**Commercial Real Estate**	**Commercial Business**	**Consumer**	**Unallocated**	**Total**
Allowance for loan losses:								
Beginning balance	$4,234	$2,323	$14	$4,243	$636	$169	$793	$12,412
Charge-offs	(7,198)	(1,906)	-	(1,056)	(202)	(209)	-	(10,571)
Recoveries	20	26	-	768	121	7	-	942
Provision	8,568	1,935	18	(2,941)	27	46	(139)	7,514
Ending balance	$5,624	$2,378	$32	$1,014	$582	$ 13	$654	$10,297
Ending balance of allowance individually evaluated for impairment	$2,064	$1,382	$ -	$ 347	$484	$11	$ -	$ 4,288
Ending balance of allowance collectively evaluated for impairment	$3,560	$ 996	$32	$ 667	$ 98	$ 2	$654	$ 6,009
Loans receivable:								
Ending balance	$57,731	$90,406	$5,306	$143,263	$7,879	$2,166	$-	$306,751
Ending balance of loans individually evaluated for impairment	$22,880	$15,834	$ -	$ 22,851	$ 588	$ 11	$-	$ 62,164
Ending balance of loans collectively evaluated for impairment	$34,851	$74,572	$5,306	$120,412	$7,291	$2,155	$-	$244,587

Allowance for Loan Losses and Recorded Investment in Loans Receivable
For the Year Ended December 31, 2011

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Unallocated	Total
Allowance for loan losses:								
Beginning balance	$7,268	$1,480	$51	$4,455	$637	$174	$1,012	$15,077
Charge-offs	(2,595)	(851)	-	(5,993)	(982)	(40)	-	(10,461)
Recoveries	26	10	-	789	-	13	-	838
Provision	(465)	1,684	(37)	4,992	981	22	(219)	6,958
Ending balance	$4,234	$2,323	$14	$4,243	$636	$169	$793	$12,412
Ending balance of allowance individually evaluated for impairment	$ 661	$1,360	$ -	$ 406	$281	$158	$ -	$ 2,866
Ending balance of allowance collectively evaluated for impairment	$3,573	$ 963	$14	$3,837	$355	$ 11	$793	$ 9,546
Loans receivable:								
Ending balance	$62,998	$110,621	$4,558	$141,438	$7,849	$2,898	$-	$330,262
Ending balance of loans individually evaluated for impairment	$27,342	$ 19,334	$ -	$ 27,852	$ 686	$ 158	$-	$ 75,372
Ending balance of loans collectively evaluated for impairment	$35,656	$ 91,287	$4,458	$113,586	$7,163	$2,740	$-	$254,890

Loans Receivable on Nonaccrual Status
As of December 31, 2012

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
Unpaid Principal Balance	$17,645	$12,984	$-	$3,418	$490	$-	$34,537

Loans Receivable on Nonaccrual Status
As of December 31, 2011

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
Unpaid Principal Balance	$23,670	$8,023	$-	$5,956	$161	$5	$37,815

Troubled Debt Restructurings
For the Year Ended December 31, 2012

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
Troubled Debt Restructurings:							
Number of Loans	12	16	-	6	1	1	36
Pre-Modification Principal Balance	$12,212	$6,253	$-	$5,461	$8	$12	$23,946
Post-Modification Principal Balance	$ 7,372	$6,007	$-	$5,307	$6	$11	$18,703
Troubled Debt Restructurings That Subsequently Defaulted:							
Number of Loans	-	3	-	1	-	-	4
Current Principal Balance	-	$443	$-	$279	$-	$-	$722

Troubled Debt Restructurings
For the Year Ended December 31, 2011

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
Troubled Debt Restructurings:							
Number of Loans	-	34	1	9	1	1	46
Pre-Modification Principal Balance	$-	$7,292	$290	$18,378	$500	$162	$26,622
Post-Modification Principal Balance	$-	$7,068	$286	$17,758	$500	$159	$25,771
Troubled Debt Restructurings That Subsequently Defaulted:							
Number of Loans	-	4	-	-	-	-	4
Current Principal Balance	$-	$781	$-	$-	$-	$-	$781

Impaired Loans
As of and For the Year Ended December 31, 2012

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
Loans With a Valuation Allowance:							
Unpaid Principal Balance	$7,337	$6,005	$-	$1,480	$484	$11	$15,317
Related Allowance for Loan Losses	$2,071	$1,375	$-	$ 347	$484	$11	$ 4,288
Average Recorded Investment	$6,557	$4,782	$-	$1,163	$242	$ 5	$12,749
Interest Income Recognized	$ 169	$ 213	$-	$ 35	$ 15	$ 3	$ 435
Loans Without a Valuation Allowance:							
Unpaid Principal Balance	$15,542	$ 9,830	$ -	$21,371	$ 104	$ -	$46,847
Related Allowance for Loan Losses	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Average Recorded Investment	$16,041	$10,607	$143	$21,895	$333	$81	$49,100
Interest Income Recognized	$ 603	$ 354	$ -	$ 875	$ -	$ -	$1,832
Totals:							
Unpaid Principal Balance	$22,879	$15,835	$ -	$22,851	$588	$11	$62,164
Related Allowance for Loan Losses	$ 2,071	$ 1,375	$ -	$ 347	$484	$11	$ 4,288
Average Recorded Investment	$22,598	$15,389	$143	$23,058	$575	$86	$61,849
Interest Income Recognized	$ 772	$ 567	$ -	$ 910	$ 15	$ 3	$ 2,267

Impaired Loans
As of and For the Year Ended December 31, 2011

	Construction & Land Development	1-4 Family Residential	Multi-Family Residential	Commercial Real Estate	Commercial Business	Consumer	Total
Loans With a Valuation Allowance:							
Unpaid Principal Balance	$6,214	$3,658	$-	$1,013	$-	$-	$10,885
Related Allowance for Loan Losses	$405	$560	$-	$130	$-	$-	$1,095
Average Recorded Investment	$4,986	$2,963	$-	$7,168	$260	$80	$15,457
Interest Income Recognized	$116	$179	$-	$50	$-	$-	$345
Loans Without a Valuation Allowance:							
Unpaid Principal Balance	$17,457	$11,433	$286	$22,701	$661	$163	$52,701
Related Allowance for Loan Losses	$-	$-	$-	$-	$-	$-	$-
Average Recorded Investment	$19,828	$11,627	$288	$19,061	$330	$81	$51,215
Interest Income Recognized	$293	$551	$24	$1,112	$39	$6	$2,025
Totals:							
Unpaid Principal Balance	$23,671	$15,091	$286	$23,714	$661	$163	$63,586
Related Allowance for Loan Losses	$405	$560	$-	$130	$-	$-	$1,095
Average Recorded Investment	$24,814	$14,590	$288	$26,229	$590	$161	$66,672
Interest Income Recognized	$409	$730	$24	$1,162	$39	$6	$2,370

In the normal course of banking business, loans are made to officers and directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with outsiders and are not considered to involve more than the normal risk of collectibility. As of December 31, activity in such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers were as follows (in thousands):

	2012	2011
Balance at beginning of year	$ 4,434	$ 16,062
Loans transferred to other real estate owned	—	(2,665)
Change in affiliation of directors and officers	(3,023)	(8,556)
New loans and additional borrowings	—	—
Repayments	(390)	(407)
Balance at end of year	$ 1,021	$ 4,434

6. SERVICING

At December 31, 2012 and 2011, the Bank was servicing loans for others amounting to approximately $43.7 million and $45.5 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded upon receipt and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees. Mortgage servicing rights had a carrying value of $441,000 and $467,000 as of December 31, 2012 and 2011, respectively. Estimated fair value of the servicing rights approximates carrying value. Amortization expense of servicing rights was $112,000 and $93,000 for the years ended December 31, 2012 and 2011, respectively.

The following table summarizes the activity pertaining to mortgage servicing rights (in thousands):

	2012	2011
Balance at beginning of period	$ 467	$ 469
Mortgage servicing rights capitalized	86	91
Mortgage servicing rights amortized	(112)	(93)
Balance at end of period	$ 441	$ 467

7. PREMISES AND EQUIPMENT

Premises and equipment are summarized by major classifications as follows (in thousands):

	2012	2011
Land	$ 1,863	$ 1,863
Buildings and improvements	9,328	9,310
Furniture, fixtures and equipment	2,903	2,810
Leasehold improvements	464	464
	14,558	14,447
Less: accumulated depreciation	4,879	4,406
	$ 9,679	$ 10,041

Depreciation expense for the years ended December 31, 2012 and 2011 was $499,000 and $500,000, respectively.

The Bank leases three of its branch facilities, two automated teller machine facilities, and one operations building under operating lease agreements which provide for the payment of utilities and taxes by the lessee. Future minimum payments (in thousands) for each of the five succeeding years under noncancelable leases consisted of the following at December 31, 2012:

Year ending December 31:	
2013	$ 141
2014	127
2015	76
2016	46
2017	43
Thereafter	209

Rent expense was $150,000 and $166,000 for the years ended December 31, 2012 and 2011, respectively.

8. ASSETS HELD FOR SALE

The Company records assets held for sale at the lesser of fair value less costs to sale or carrying value. These assets are assessed for impairment at the time they are reclassified as held for sale and on a quarterly basis thereafter. During the quarter ended December 31, 2011, the Company decided to sell a property that had been purchased in 2007 for branch expansion. The Company also decided to sell its ownership stake in Elkton Senior Apartments, LLC. As of December 31, 2011, we had obtained a sales agreement for both assets. The real estate sale closed March 31, 2012 and the sale of our ownership stake in the LLC closed January 13, 2012. A schedule of assets held for sale (in thousands) at December 31 is as follows:

	2012	2011
Premises held for sale	$ -	$ 1,128
Investment in Elkton Senior Apartments, LLC	-	4,775
	$ -	$ 5,903

In 2011, the Company recorded a $262,000 valuation adjustment on the premises held for sale and is carrying the asset at contract sales price less costs to sell. The valuation adjustment is recorded on the income statement in the caption "Other real estate owned expense and valuations." Our investment in Elkton Senior Apartments was not adjusted in 2011, as the sales price was at a premium over carrying value. This gain on sale was recorded in January 2012 when the transaction closed.

9. DEPOSITS

The following is a summary of deposits (dollars in thousands) as of December 31:

	2012			2011		
	Amount		Weighted Average Rate	Amount		Weighted Average Rate
NOW and Money Market accounts	$	57,737	0.61%	$	50,459	0.73%
Savings accounts		21,723	0.43		21,911	0.25
Term certificates		236,925	1.38		243,480	1.41
Checking accounts		24,834	0.00		23,225	0.00
	$	341,219		$	339,075	

A summary of certificate accounts (dollars in thousands) by maturity as of December 31, 2012 is as follows:

Three months or less	$	42,498
Three months to twelve months		99,557
Twelve months to twenty-four months		48,629
Twenty-four months to thirty-six months		20,686
Thirty-six months to forty-eight months		12,018
Forty-eight months to sixty months		13,537
	$	236,925

The Bank's deposits are insured to applicable limits by the FDIC. Under the Dodd-Frank Wall Street Reform and Consumer Protection Act, the maximum deposit insurance amount has been permanently increased from $100,000 to $250,000.

Term certificates include certificates of deposit in denominations of $100,000 or more aggregating approximately $115,013,000 and $116,735,000 as of December 31, 2012 and 2011, respectively.

Officers' and directors' deposit accounts amounted to approximately $423,000 and $1,134,000 at December 31, 2012 and 2011, respectively.

As of December 31, 2012 and 2011, $32,000 and $49,000, respectively, in overdrawn demand deposit accounts were reclassified as loans receivable on the consolidated balance sheet.

10. ADVANCES FROM FEDERAL HOME LOAN BANK OF ATLANTA ("FHLB")

At December 31, advances from the FHLB consisted of the following (dollars in thousands):

2012				2011			
Amount	Maturity Date	Rate	Type	Amount	Maturity Date	Rate	Type
$ -	2012	5.060%	Fixed	$ 10,000	2012	5.060%	Fixed
7,500	2017	3.776	Fixed	7,500	2017	3.776	Fixed
7,500	2017	3.690	Fixed	7,500	2017	3.690	Fixed
11,000	2017	3.588	Fixed	11,000	2017	3.588	Fixed
9,500	2017	3.875	Fixed	9,500	2017	3.875	Fixed
15,000	2017	3.448	Fixed	15,000	2017	3.448	Fixed
3,000	2017	2.955	Fixed	3,000	2017	2.955	Fixed
$ 53,500				$ 63,500			

The Bank has lines of credit with the FHLB with a total maximum available balance of $54.5 million. As of December 31, 2012, $1.0 million was available to be drawn against the lines of credit.

Wholly owned first mortgage loans on 1 - 4 family and multifamily dwelling units, commercial real estate loans, and second mortgages and home equity lines of credit with unpaid principal balances of approximately $59.4 million were pledged to the FHLB as collateral on advances as of December 31, 2012. Investment securities with a carrying value of $30.7 million were also pledged to the FHLB as collateral on advances as of December 31, 2012.

The Bank has a secured line of credit with the Community Bankers' Bank with a total maximum available balance of $1.6 million. As of December 31, 2012 the maximum balance was available to be drawn against the line of credit.

11. JUNIOR SUBORDINATED DEBENTURES

In March 2006, the Company formed a wholly-owned subsidiary, Cecil Bancorp Capital Trust I (the "Trust"). On March 23, 2006, the Trust sold $10.0 million of trust preferred securities in a private placement. The Trust used the proceeds plus the proceeds from the sale of common securities to the Company to purchase $10.3 million of the Company's 30-year junior subordinated debentures. The trust preferred securities and the junior subordinated debentures bore interest at a fixed rate of 6.51% for the first five years. Beginning March 2011, the trust preferred securities and the junior subordinated debentures bear interest at a variable rate, which resets quarterly, of 3-month LIBOR plus 1.38%. Interest is cumulative and payable quarterly in arrears. The trust preferred securities and the junior subordinated debentures mature March 23, 2036 and are callable at par. The trust preferred securities, classified on the balance sheet as "junior subordinated debentures", qualify as Tier 1 capital for regulatory purposes, subject to applicable limits. The Company used the proceeds to increase the regulatory capital of the Bank and for other corporate purposes

In November 2006, the Company formed a wholly-owned subsidiary, Cecil Bancorp Capital Trust II (the "Trust"). On November 30, 2006, the Trust sold $7.0 million of trust preferred securities in a private placement. The Trust used the proceeds plus the proceeds from the sale of common securities to the Company to purchase $7.2 million of the Company's 30-year junior subordinated debentures. The trust preferred securities and the junior subordinated debentures bore interest at a fixed rate of 6.58% for the first five years and then converted to a variable rate in March 2012, which resets quarterly, of 3-month LIBOR plus 1.68%. Interest is cumulative and payable quarterly in arrears. The trust preferred securities and the junior subordinated debentures mature March 6, 2037 and are callable at par. The trust preferred securities, classified on the balance sheet as "junior subordinated debentures", qualify as Tier 1 capital for regulatory purposes, subject to applicable limits. The Company used the proceeds to increase the regulatory capital of the Bank and for other corporate purposes.

See note 20 to the consolidated financial statements for additional discussion regarding the payment of interest on these junior subordinated debentures.

12. INCOME TAXES

Income tax expense (benefit) (in thousands) for the years ended December 31 consists of:

	2012	2011
Current income taxes:		
Federal	$ (1,042)	$ (2,986)
State	(275)	(802)
	(1,317)	(3,788)
Deferred income taxes:		
Federal	7,283	757
State	1,929	216
	9,212	973
Total income tax expense (benefit)	$ 7,895	$ (2,815)

The tax effects (in thousands) of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 are presented below:

	2012	2011
Deferred tax assets:		
Deferred loan origination fees	$ 56	$ 93
Non-accrual interest	554	1,509
Loan loss allowance	4,062	4,897
Deferred compensation	2,418	2,347
Tax basis in excess of carrying value of goodwill	111	186
Tax basis in excess of carrying value of other real estate owned	1,998	842
Capital loss carry-forwards	328	324
State net operating loss carry-forwards	383	126
Other	180	174
Total gross deferred tax assets	10,090	10,498
Deferred tax liabilities:		
FHLB stock dividends	28	28
Net unrealized gain on available-for-sale securities	117	13
Mortgage servicing rights	174	184
Tax accumulated depreciation in excess of book	512	524
Total gross deferred tax liabilities	831	749
Net deferred tax assets before valuation allowance	9,259	9,749
Valuation allowance	(9,259)	(431)
Net deferred tax assets	$ -	$ 9,318

In accordance with accounting principles generally accepted in the United States, the Company established a full valuation allowance on its deferred tax assets during the third quarter 2012, resulting in income tax expense of $9.1 million during the three months ended September 30, 2012. The establishment of the valuation allowance does not preclude the Company from realizing these assets in the future. At December 31, 2011, the Company had established valuation allowances on both its state net operating loss carry-forward and its capital loss carry-forward due to the uncertainty of realization. The loss carry-forwards begin to expire in 2013 through 2033. A two year reconcilement of the difference between the statutory federal income tax rate and the effective tax rate for the Company is as follows:

	2012	2011
Federal income tax rate	(34.0)%	(34.0)%
Increase (decrease) resulting from:		
State income taxes, net of federal income tax benefit	(4.5)	(4.5)
Change in valuation allowance	1.6	0.0
Other	100.4	1.1
Effective tax rate	63.5%	(37.4)%

The Company files income tax returns in the U.S. federal jurisdiction. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for years before 2009.

13. STOCKHOLDERS' EQUITY

The Company has a dividend reinvestment and stock purchase plan which provides stockholders with the opportunity to increase their equity ownership by electing to have cash dividends automatically reinvested in additional shares of common stock without payment of any brokerage commission or service charge. Pursuant to the plan, stockholders are also permitted to make optional quarterly cash purchases of stock, subject to minimum and maximum dollar amounts. The Board has reserved 120,000 shares for issuance under the plan. During the year ended December 31, 2012, there were no shares issued under the plan.

On December 23, 2008, as part of the Troubled Asset Relief Program ("TARP") Capital Purchase Program, the Company sold 11,560 shares of fixed rate cumulative perpetual preferred stock, series A, and a warrant to purchase 523,076 shares (after adjusting for the 2-for-1 stock split approved by the Board of Directors in May 2011) of the Company's common stock to the United States Department of the Treasury for an aggregate purchase price of $11.560 million in cash, with $37,000 in offering costs, and net proceeds of $11.523 million. The preferred stock and the warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

The preferred stock will qualify as Tier 1 capital and will pay cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. The Department of Treasury may permit the Company to redeem the Series A Preferred Stock in whole or in part at any time after consultation with the appropriate federal banking agency. Any partial redemption must involve at least 25% of the Series A Preferred Stock issued. Upon redemption of the Series A Preferred Stock, the Company will have the right to repurchase the Warrant at its fair market value.

The warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $3.315 per share of common stock. The Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the warrant.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the preferred stock shall be entitled to receive for each share of the preferred stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock of the Company ranking junior to the preferred stock as to such distribution, payment in full in an amount equal to the sum of (i) the liquidation amount of $1,000 per share and (ii) the amount of any accrued and unpaid dividends, whether or not declared, to the date of payment.

See note 20 to the consolidated financial statements for additional discussion regarding the payment of dividends on the Series A Preferred Stock.

On March 30, 2012, the Company completed the sale of 142,196 shares of Mandatory Convertible Cumulative Junior Preferred Stock, Series B (the "Series B Preferred Stock") at $17.20 per share in cash for aggregate consideration of approximately $2.5 million, with offering costs of $35,000, and net proceeds of approximately $2.4 million. In April 2012, an additional 22,379 shares were sold for aggregate consideration of approximately $385,000. Total gross proceeds of the offering were $2.8 million, with offering costs of $35,000, and net proceeds of approximately $2.8 million. Upon shareholder approval of the amendment to the Company's Articles of Incorporation to increase the authorized number of shares of common stock at the 2012 annual meeting, each share of Series B Preferred Stock became convertible into ten shares of common stock.

The Series B Preferred Stock will pay dividends, if, as and when authorized and declared by the Board of Directors, at a rate of 5% per annum. No dividends may be paid on the Series B Preferred Stock until all dividends have been paid on our Series A Preferred Stock. Unpaid dividends will accumulate.

In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, holders of the Series B Preferred Stock shall be entitled to receive for each share of the Series B Preferred Stock, out of the assets of the Company or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Company, subject to the rights of any creditors of the Company and after payment of liquidation amounts due the holders of Series A Preferred Stock, before any distribution of such assets or proceeds is made to or set aside for the holders of common stock and any other stock of the Company ranking junior to the Series B Preferred Stock as to such distribution, payment in full in an amount equal to the $17.20 liquidation preference amount per share. To the extent the assets or proceeds available for distribution to stockholders are not sufficient to fully pay the liquidation payments owing to the holders of the Series B Preferred Stock and the holders of any other class or series of our stock ranking equally with the Series B Preferred Stock, the holders of the Series B Preferred Stock and such other stock will share ratably in the distribution.

Each share of the Series B Preferred Stock is convertible at the option of the holder into ten whole shares of common stock plus such number of whole shares that would be obtained by dividing the dollar amount of accrued but unpaid dividends by the conversion price of $1.72. The minimum conversion price will be adjusted proportionately for stock dividends, stock splits and other corporate actions. No fractional shares of common stock will be issued on the conversion of the Series B Preferred Stock. In lieu of fractional shares, holders receive the cash value of such fractional share based on the closing price of the common stock on the date preceding the conversion. Holders may exercise conversion rights by surrendering the certificates representing the shares of Series B Preferred Stock to be converted to the Company with a letter of transmittal specifying the number of shares of Series B Preferred Stock that the holder wishes to convert and the names and addresses in which the shares of common stock are to be issued.

On the earlier of five years from the date of issue or the effective date of a fundamental change in the Company, each share of the Series B Preferred Stock will be automatically converted into ten shares of common stock plus such number of whole shares of common stock that would be obtained by dividing the dollar amount of accrued but unpaid dividends by $1.72. In lieu of issuing fractional shares, the Company will pay holders cash in an amount equal to $1.72 per share.

14. REGULATORY MATTERS

The Federal Reserve has established guidelines for maintenance of appropriate levels of capital by bank holding companies and member banks. The regulations impose two sets of capital adequacy requirements: minimum leverage rules, which require bank holding companies and banks to maintain a specified minimum ratio of capital to total assets, and risk-based capital rules, which require the maintenance of specified minimum ratios of capital to "risk-weighted" assets.

The regulations of the Federal Reserve in effect at December 31, 2012, impose capital ratio requirements on bank holding companies with assets of more than $500 million as of June 30 of the prior year. The Company, therefore, is not subject to the capital ratio requirements on a consolidated basis. The Bank remains fully subject to the Federal Reserve's capital standards. The regulations of the Federal Reserve in effect at December 31, 2012, required all member banks to maintain a minimum leverage ratio of "Tier 1 capital" (as defined in the risk-based capital guidelines discussed in the following paragraphs) to total assets of 3.0%. The capital regulations state, however, that only the strongest bank holding companies and banks, with composite examination ratings of 1 under the rating system used by the federal bank regulators, would be permitted to operate at or near this minimum level of capital. All other banks are expected to maintain a leverage ratio of at least 1% to 2% above the minimum ratio, depending on the assessment of an individual organization's capital adequacy by its primary regulator. A bank experiencing or anticipating significant growth is expected to maintain capital well above the minimum levels. In addition, the Federal Reserve has indicated that it also may consider the level of an organization's ratio of tangible Tier 1 capital (after deducting all intangibles) to total assets in making an overall assessment of capital.

The risk-based capital regulations require all commercial banks to maintain a minimum ratio of total capital to total risk-weighted assets of 8%, with at least 4% as core capital. For the purpose of calculating these ratios: (i) supplementary capital is limited to no more than 100% of core capital; and (ii) the aggregate amount of certain types of supplementary capital is limited. In addition, the risk-based capital regulations limit the allowance for credit losses that may be included in capital to 1.25% of total risk-weighted assets.

The Federal Reserve has established regulations that classify banks by capital levels and provide for the Federal Reserve to take various "prompt corrective actions" to resolve the problems of any bank that fails to satisfy the capital standards. Under these regulations, a well-capitalized bank is one that is not subject to any regulatory order or directive to meet any specific capital level and that has a total risk-based capital ratio of 10% or more, a Tier 1 risk-based capital ratio of 6% or more, and a leverage ratio of 5% or more. An adequately capitalized bank is one that does not qualify as well-capitalized but meets or exceeds the following capital requirements: a total risk-based capital ratio of 8%, a Tier 1 risk-based capital ratio of 4%, and a leverage ratio of either (i) 4% or (ii) 3% if the bank has the highest composite examination rating. A bank that does not meet these standards is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized, depending on its capital levels. A bank that falls within any of the three undercapitalized categories established by the prompt corrective action regulation is subject to severe regulatory sanctions. As of December 31, 2012, the Bank was well capitalized as defined in the Federal Reserve's regulations. There are no subsequent conditions or events that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios are also presented in the table below.

	Actual		To be Well Capitalized Under Prompt Corrective Action Rules		For Capital Adequacy Purposes	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2012:						
Total risk-based capital ratio	$35,474	10.70 %	$33,154	10.00 %	$26,523	8.00 %
Tier 1 risk-based capital ratio	31,254	9.43	19,892	6.00	13,262	4.00
Tier 1 leverage ratio	31,254	7.13	21,916	5.00	17,533	4.00
As of December 31, 2011:						
Total risk-based capital ratio	$49,718	13.93 %	$35,704	10.00 %	$28,563	8.00 %
Tier 1 risk-based capital ratio	32,557	9.12	21,422	6.00	14,281	4.00
Tier 1 leverage ratio	32,557	7.04	23,112	5.00	18,489	4.00

Effective June 29, 2010, the Company and the Bank entered into a written agreement with the Federal Reserve Bank of Richmond (the "Reserve Bank") and the State of Maryland Commissioner of Financial Regulation (the "Commissioner") pursuant to which the Company and the Bank have agreed to take various actions. Under the agreement, both the Company and the Bank have agreed to refrain from declaring or paying dividends without prior regulatory approval. The Company has agreed that it will not take any other form of payment representing a reduction in the Bank's capital or make any distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities without prior regulatory approval. The Company may not incur, increase, or guarantee any debt without prior regulatory approval and has agreed not to purchase or redeem any shares of its stock without prior regulatory approval.

15. OFFICER, DIRECTOR AND EMPLOYEE BENEFIT PLANS

Stock-Based Compensation Plans

In 2009, the Company adopted an Equity Incentive Plan (the "Plan") that provides that the Board of Directors or the Compensation Committee of the Board of Directors (the "Committee") may grant stock options and restricted stock awards to directors, officers and employees. The total number of shares of common stock to be reserved and available for awards under the Plan is 737,870 shares (after adjusting for the 2-for-1 stock split approved by the Board of Directors in May 2011).

The purpose of the Plan is to provide incentives and rewards to directors, officers and employees who contribute to the success and growth of the Company and its subsidiaries or affiliates, and to assist the Company in attracting and retaining directors, officers and other key employees with experience and ability in order to aid the Company in rewarding such individuals who provide substantial services to the Company or its subsidiaries or affiliates, and who promote the creation of long-term value for the Company's shareholders by closely aligning the interests of participants with those of shareholders.

The Plan provides that the Committee may grant stock options and restricted stock awards to participants selected by the Committee. Options awarded under the Plan may be either options that qualify as incentive stock options ("ISOs") under Section 422 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), options that do not, or cease to, qualify as incentive stock options under the Internal Revenue Code ("non-statutory stock options" or "NSOs") and stock awards ("Stock Awards") comprised of shares of Company common stock. Awards to any individual Employee under the Plan shall not exceed one-third of the aggregate total number of Shares reserved for Stock Options or one-third of the aggregate total number of Shares reserved for Restricted Stock Awards during the Term of the Plan or in any one year. The maximum number of shares of the Common Stock that may be delivered pursuant to Awards under the Plan is 737,870 shares. Of the 737,870 Plan shares, the Company may issue a maximum of 553,402 shares (75%) upon the exercise of Stock Options and may grant a maximum of 184,468 (25%) shares as Restricted Stock Awards.

In November 2009, the Committee approved the granting of 120,250 restricted stock awards ("Awards") with a fair market value of $2.00 per share. Awards shall become earned and non-forfeitable at the rate of 20% on the one year anniversary of the Date of Grant, and 20% annually thereafter, during periods of continued service as a director or director emeritus of the Company or Cecil Bank. Awards shall vest immediately upon the death or Disability of the Participant, or upon a change in control of the Company or the Bank.

A summary of the Company's activity under the plan, and related information for the years ended December 31 is as follows:

	2012		2011	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	111,694	$ 2.00	116,288	$ 2.00
Forfeited	(780)	2.00	(1,926)	2.00
Awarded	—	—	—	—
Released	(2,408)	2.00	(2,668)	2.00
Unvested at end of year	108,506	$ 2.00	111,694	$ 2.00

The Company had adopted a Retirement Plan for non-employee directors under which each participating director would receive monthly benefits upon termination of service based on a benefits formula. The Company accrued the liability over the service period for each participating director. All participating directors are now receiving fixed payments from the liability accrued in accordance with the Plan. The Plan has been frozen and there are not any current directors covered by the Plan, thus there is no compensation cost to the Company for the years ended December 31, 2012 and 2011.

Deferred Compensation

The Bank has entered into deferred compensation agreements with some of its executive officers. Under the agreements, the Bank is obligated to provide annual benefits for the officers or their beneficiaries, after the officer's death, disability, or retirement. The estimated present value of the service cost to be paid is being accrued over the period from the effective date of the agreements until the full eligibility dates of the participants. The estimated present value of the interest cost to be paid is being accrued over the expected life of the participants based on current life expectancy tables. The expense incurred for this plan for the years ended December 31, 2012 and 2011 was $485,000 and $(408,000), respectively. Pursuant to the Written Agreement with the Federal Reserve and the State of Maryland, a 2009 amendment to the plan was disallowed during 2011. Therefore, at that time, the Bank reduced its accrual for future benefits under the plan in accordance with the deferred compensation agreements prior to the amendment. The Bank is the beneficiary of life insurance policies, with an aggregate cash surrender value of $8,465,000 and $8,284,000 at December 31, 2012 and 2011, respectively, which were purchased as a method of partially financing the benefits under this plan.

Profit Sharing Plan

The Bank has established a defined contribution 401(k) profit sharing plan for the benefit of its employees. The Plan covers all full-time employees who meet certain eligibility requirements as to age and length of service. Contributions to the 401(k) section of the plan are based on the amounts contributed by employees. The employees may contribute a percentage of their annual compensation to the Plan. The Bank makes a discretionary matching contribution equal to a uniform percentage of the amount of the employees' contribution. In applying the matching contribution, only employee salary deductions up to 2% will be considered. The Bank may also make a discretionary profit sharing contribution to the Plan as determined by the Board of Directors. For the years ended December 31, 2012 and 2011, the Bank's expense related to the Plan was $57,000 and $52,000, respectively.

16. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Bank has various outstanding credit commitments which are properly not reflected in the financial statements. These commitments are made to satisfy the financing needs of the Bank's clients. The associated credit risk is controlled by subjecting such activity to the same credit and quality controls that exist for the Bank's lending and investing activities. The commitments involve diverse business and consumer customers and are generally well collateralized. Management does not anticipate that losses, if any, which may occur as a result of these commitments, would materially affect the stockholders' equity of the Bank. Since a portion of the commitments have some likelihood of not being exercised, the amounts do not necessarily represent future cash requirements.

Loan and credit line commitments, excluding unused portions of home equity lines of credit, totaled approximately $4,872,000 at December 31, 2012, and $4,598,000 at December 31, 2011. These commitments are contingent upon continuing customer compliance with the terms of the agreement.

Unused portions of home equity lines at year-end amounted to approximately $1,039,000 in 2012 and $1,155,000 in 2011. The Bank's home equity line accounts are secured by the borrower's residence.

Irrevocable letters of credit, totaling $7,476,000 at December 31, 2012 and $7,292,000 at December 31, 2011, are obligations to make payments under certain conditions to meet contingencies related to customers' contractual agreements. They are primarily used to guarantee a customer's contractual and/or financial performance and are seldom exercised.

17. EARNINGS PER SHARE

In the following table, basic earnings per share are derived by dividing net income (loss) available to common stockholders by the weighted-average number of common shares outstanding, and do not include the effect of any potentially dilutive common stock equivalents. The diluted earnings per share are derived by dividing net income (loss) by the weighted-average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options and warrants. All earnings per share calculations have been adjusted to give retroactive effect to the 2-for-1 stock split approved by the Board of Directors in May 2011. As of December 31, 2012 and 2011, all outstanding options and warrants were excluded from the diluted earnings per share calculation because their effect was anti-dilutive.

The calculation of net loss per common share for the years ended December 31 is as follows:

	2012	2011
BASIC AND DILUTED:		
Net loss	$ (20,333,000)	$ (4,705,000)
Preferred stock dividends	(945,000)	(725,000)
Net loss available to common stockholders	$ (21,278,000)	$ (5,430,000)
Average common shares outstanding	7,422,454	7,413,455
Basic and diluted net loss per share	$ (2.87)	$ (0.73)

18. FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 825 *Disclosure About Fair Value of Financial Instruments* requires that the Company disclose estimated fair values for both its on and off-balance-sheet financial instruments. The following methods and assumptions were used to estimate the fair value of the Company's financial instruments. Changes in estimates and assumptions could have a significant impact on these fair values.

Investment Securities - The fair values of investment securities are based on quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices of comparable instruments.

Loans Receivable - The fair value of the loan portfolio is estimated by evaluating homogeneous categories of loans with similar financial and credit risk characteristics. Loans are segregated by types, such as residential mortgage, commercial real estate and consumer. Each loan category is further segmented into fixed and adjustable-rate interest terms.

The fair values of each loan category are estimated by discounting contractual cash flows adjusted for estimated prepayments. Assumptions regarding prepayment estimates and discount rates are judgmentally determined by using available market information.

Restricted Investment Securities - The fair value of the Company's investment in stock of the FHLB and FRB approximates its carrying value.

Deposits - The fair values of deposits are estimated using a discounted cash flow calculation, adjusted for estimated decay rates, that applies interest rates currently offered for funding sources with similar maturities. Assumptions regarding discount rates and decay estimates are judgmentally determined by using available market information.

Junior Subordinated Debentures - The fair value was estimated by computing the discounted value of contractual cash flows payable at current interest rates for obligations with similar remaining terms.

Advances from the FHLB - The fair value of FHLB advances was estimated by computing the discounted value of contractual cash flows payable at current interest rates for obligations with similar remaining terms.

Other Borrowed Funds - The fair value was estimated by computing the discounted value of contractual cash flows payable at current interest rates for obligations with similar remaining terms.

Commitments to Extend Credit - The Company charges fees for commitments to extend credit. Interest rates on loans for which these commitments are extended are normally committed for periods of less than one month. Fees charged on standby letters of credit and other financial guarantees are deemed to be immaterial and these guarantees are expected to be settled at face amount or expire unused. It is impractical to assign any fair value to these commitments.

The estimated fair values of financial instruments (in thousands) at December 31, 2012 are as follows:

	Fair Value Measurements at Reporting Date Using				
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Investment securities:					
Available-for-sale	$ 33,504	$ 33,504	$ 1,864	$ 31,640	$ —
Held-to-maturity	3,887	3,927	—	3,927	—
Loans receivable	306,751	337,044	—	—	337,044
Restricted investment securities	4,204	4,204	—	4,204	—
Financial liabilities:					
Deposits	341,219	325,272	—	—	325,272
Junior subordinated debentures	17,000	17,000	—	17,000	—
Advances from FHLB	53,500	53,558	—	53,558	—
Other borrowed funds	1,088	1,088	—	1,088	—

The estimated fair values of financial instruments (in thousands) at December 31, 2011 are as follows:

			Fair Value Measurements at Reporting Date Using		
Description	Carrying Value	Fair Value	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:					
Investment securities:					
Available-for-sale	$ 23,656	$ 23,656	$ 1,747	$ 21,909	$ —
Held-to-maturity	9,745	9,736	—	9,736	—
Loans receivable	330,262	401,098	—	—	401,098
Restricted investment securities	4,296	4,296	—	4,296	—
Financial liabilities:					
Deposits	339,075	322,027	—	—	322,027
Junior subordinated debentures	17,000	14,711	—	14,711	—
Advances from FHLB	63,500	63,662	—	63,662	—
Other borrowed funds	1,169	1,168	—	1,168	—

19. ASSETS MEASURED AT FAIR VALUE

ASC Topic 820, *Fair Value Measurements and Disclosures,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. In addition, ASC Topic 820 establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. Level 1 assets are valued based on readily available pricing sources for transactions involving identical assets. Level 2 assets are valued based on transactions in less active markets. Valuations are obtained from third parting pricing services which use observable inputs for comparable assets other than Level 1 assets. Level 3 assets are valued based on unobservable inputs that are supported by little or no market activity that are significant to the fair value. Lastly, ASC Topic 820 requires additional disclosures for each interim and annual period separately for each major category of assets and liabilities. The following table shows the value (in thousands) at December 31, 2012 and 2011 of each major category of assets measured at fair value on the consolidated balance sheets, which consists solely of investment securities available-for-sale. The changes in fair value were reflected as a component of other comprehensive income and did not affect net income.

Description	Carrying Value	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012				
Investment securities available-for-sale				
Mutual funds – mortgage securities	$ 709	$ 709	$ —	$ —
Mutual funds – U.S. Government securities	673	673	—	—
Equity securities	482	482	—	—
SBA securitized loan pools	3,658	—	3,658	—
Other debt securities	732	—	732	—
Mortgage-backed securities	27,250	—	27,250	—
Total investment securities available-for-sale	$ 33,504	$ 1,864	$ 31,640	$ —
December 31, 2011				
Investment securities available-for-sale				
Mutual funds – mortgage securities	$ 711	$ 711	$ —	$ —
Mutual funds – U.S. Government securities	674	674	—	—
Equity securities	362	362	—	—
SBA securitized loan pools	4,921	—	4,921	—
Other debt securities	3,167	—	3,167	—
Mortgage-backed securities	13,821	—	13,821	—
Total investment securities available-for-sale	$ 23,656	$ 1,747	$ 21,909	$ —

We may be required from time to time to measure certain other financial assets and liabilities at fair value on a nonrecurring basis. These adjustments to fair value usually result from application of lower of cost or market accounting or write-downs of individual assets. For assets measured at fair value on a nonrecurring basis at December 31, 2012 and 2011, the following table provides (in thousands) the level of valuation assumptions used to determine each adjustment and the carrying value of the assets. For both other real estate owned and impaired loans, Level 3 assets are valued at the lesser of the unpaid principal balance of the loan, or the appraised value of the underlying collateral, as determined by a third party appraiser.

	Fair Value Measurements at Reporting Date Using			
Description	**Carrying Value**	**Quoted Prices In Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
December 31, 2012				
Other real estate owned:				
Construction & Land Development	$19,915	$0	$0	$19,915
1-4 Family Residential	6,070	0	0	6,070
Commercial Real Estate	7,886	0	0	7,886
Total	$33,871	$0	$0	$33,871
Impaired loans:				
Construction & Land Development	$19,674	$0	$0	$19,674
1-4 Family Residential	14,386	0	0	14,386
Commercial Real Estate	18,139	0	0	18,139
Commercial Business	6	0	0	6
Total	$52,205	$0	$0	$52,205
December 31, 2011				
Other real estate owned:				
Construction & Land Development	$14,747	$0	$0	$14,747
1-4 Family Residential	7,179	0	0	7,179
Commercial Real Estate	9,040	0	0	9,040
Total	$30,966	$0	$0	$30,966
Impaired loans:				
Construction & Land Development	$23,266	$0	$0	$23,266
1-4 Family Residential	14,531	0	0	14,531
Multi-Family Residential	286	0	0	286
Commercial Real Estate	23,584	0	0	23,584
Commercial Business	661	0	0	661
Consumer	163	0	0	163
Total	$62,491	$0	$0	$62,491

20. CASH DIVIDENDS AND INTEREST ON JUNIOR SUBORDINATED DEBENTURES

In order to conserve capital in the current uncertain economic environment, the Company's Board of Directors determined at its meeting held January 19, 2010 that it was in the best interests of the Company and its stockholders not to declare a cash dividend on its common stock beginning the first quarter of 2010 and not to declare the dividend payable beginning February 15, 2010 on its Fixed Rate Cumulative Perpetual Preferred Stock, Series A. Additionally, the Company has not paid dividends on its Mandatory Convertible Cumulative Junior Preferred Stock, Series B since its issuance. However, dividends on the Series A and Series B Preferred Stock are being accrued in other liabilities on the balance sheet. In addition, the Company has given notice of its intention to defer interest payments on the subordinated debentures underlying its two outstanding issues of trust preferred securities as permitted by the indentures therefor. During the period during which the Company defers payments on its subordinated debentures, it will be prohibited under the indentures from declaring or paying dividends on its capital stock. The Company will be prohibited from declaring or paying dividends on its common stock while dividends on its Fixed Rate Cumulative Perpetual Preferred Stock, Series A and Mandatory Convertible Cumulative Junior Preferred Stock, Series B are in arrears. No determination has been made as to whether or when the Company will resume the payment of dividends on its common or preferred stock or interest payments on its subordinated debentures. Any such future payments will depend on a variety of factors including, but not limited to, the Company's capital needs, operating results, tax considerations, statutory and regulatory limitations and economic considerations. At December 31, 2012, unpaid dividends on the Series A and Series B Preferred Stock total $2.0 million and unpaid interest on the subordinated debentures totals $2.5 million, which is included in other liabilities.

21. CECIL BANCORP, INC. - HOLDING COMPANY ONLY FINANCIAL INFORMATION

The following condensed balance sheets (in thousands) as of December 31, 2012 and 2011 and condensed statements of operations and cash flows (in thousands) for the years then ended for Cecil Bancorp, Inc. should be read in conjunction with the consolidated financial statements and notes thereto.

BALANCE SHEETS

ASSETS

	2012	2011
Cash	$ 772	$ 511
Investment in subsidiaries	33,798	37,909
Notes receivable from subsidiaries	-	12,937
Accrued interest receivable from subsidiaries	1,661	1,488
Other assets	-	311
Total assets	$ 36,231	$ 53,156

LIABILITIES AND STOCKHOLDERS' EQUITY

	2012	2011
Junior subordinated debentures	$ 17,000	$ 17,000
Other liabilities	5,080	3,841
Total liabilities	22,080	20,841
Stockholders' equity:		
Preferred stock, $.01 par value, authorized 1,000,000 shares		
Series A issued and outstanding 11,560 shares, liquidation preference $1,000 per share, in 2012 and 2011	11,356	11,200
Series B issued and outstanding 164,575 shares, liquidation preference $17.20 per share, in 2012 and zero in 2011	2,796	-
Common stock, $.01 par value, authorized 100,000,000 shares in 2012 and 10,000,000 in 2011, issued and outstanding 7,424,572 shares in 2012 and 7,422,164 shares in 2011	75	75
Additional paid-in capital	12,300	12,299
Retained (deficit) earnings	(12,556)	8,721
Accumulated other comprehensive income	180	20
Total stockholders' equity	14,151	32,315
Total liabilities and stockholders' equity	$ 36,231	$ 53,156

STATEMENTS OF OPERATIONS

	Years Ended December 31,	
	2012	2011
Income:		
Interest income on notes receivable from subsidiaries	$ 173	$ 587
Rental income from subsidiaries	-	94
Equity in undistributed loss of subsidiaries	(19,665)	(4,550)
Loss on investments	-	(50)
Other income	(17)	30
Total income	(19,509)	(3,889)
Operating expenses:		
Compensation and benefits	20	21
Interest expense on junior subordinated debentures	452	833
Interest expense on loans payable to subsidiaries	-	7
Forgiveness of loan payable to subsidiary	314	-
Other	38	9
Total operating expenses	824	870
Net loss before income taxes	(20,333)	(4,759)
Income tax benefit	-	54
Net loss	(20,333)	(4,705)
Preferred stock dividends and discount accretion	(945)	(725)
Net loss available to common stockholders	$ (21,278)	$ (5,430)

STATEMENTS OF CASH FLOWS

	Years Ended December 31,	
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (20,333)	$ (4,705)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Equity in undistributed loss of subsidiaries	19,665	4,550
Restricted stock awards	1	1
Loss on investments	-	50
Forgiveness of loan payable to subsidiary	314	-
Net change in other assets and other liabilities	613	102
Net cash flows provided (used) by operating activities	260	(2)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of premises and equipment to bank subsidiary	-	398
Investment in subsidiary	(2,795)	(13)
Net cash (used) provided by investing activities	(2,795)	385
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock	-	21
Proceeds from issuance of preferred stock	2,796	-
Repayment of loan from bank subsidiary	-	(200)
Net cash provided (used) by financing activities	2,796	(179)
NET INCREASE IN CASH	261	204
CASH AT BEGINNING OF PERIOD	511	307
CASH AT END OF PERIOD	$ 772	$ 511

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures.

As required by SEC rules, the Company's management evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2012. The Company's Chief Executive Officer and Chief Financial Officer participated in the evaluation. Based on the Company's material weakness in internal control over financial reporting, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as of December 31, 2012 to ensure that information required to be disclosed by the Company in reports it files under the Securities Exchange Act of 1934 is processed, summarized and reported within the time periods specified by the SEC's rules and forms.

Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting. As required by SEC rules, the Company's management evaluated the effectiveness of the Company's internal control over financial reporting as defined in SEC Rule 13a-15 as of December 31, 2012. The Company's Chief Executive Officer and Chief Financial Officer participated in the evaluation, which was based upon the criteria for effective internal control over financial reporting included in the "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. During the course of the external audit, it was discovered that certain adjustments to the allowance for loan losses and other real estate owned were required. Management is in the process of evaluating the internal controls involved with these adjustments and taking appropriate steps to remediate the internal controls. Based on this evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's internal control over financial reporting was not effective as of December 31, 2012.

Fourth Quarter 2012 Changes in Internal Control over Financial Reporting

No change occurred during the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers, and Corporate Governance

Other Executive Officers

Following are the name, age (as of December 31, 2012), and principal position of executive officers of the Company and the Bank who are not directors.

Name	Age	Title
Brian J. Hale	53	Executive Vice President/Chief Operating Officer
Sandra D. Feltman	63	Senior Vice President/Director of Lending
Thomas J. Ahearn	52	Senior Vice President/Chief Credit Officer
R. Lee Whitehead	35	Vice President/Chief Financial Officer

Brian J. Hale is Executive Vice President/Chief Operating Officer of the Bank. Before joining the Bank, Mr. Hale was employed at County Banking and Trust Company, Elkton, Maryland for 17 years in various capacities, finally as Assistant Vice President in charge of loan operations. Since joining the Bank in 1995, Mr. Hale's responsibilities as Chief Operating Officer include the administration of all human resource, lending, savings, and operational activities of the Bank. Mr. Hale is a past Director of the United Way of Cecil County. Mr. Hale resides in North East, Maryland.

Sandra D. Feltman is Senior Vice President/Director of Lending of the Bank. Ms. Feltman has previously served in various capacities since joining the Bank in 1972 and has served in her present capacity as Director of Lending since 1982. Her responsibilities include carrying out the Bank's lending policies and acting as the Community Reinvestment Act Officer. Ms. Feltman has previously served as the President and Director of the Greater Elkton Chamber of Commerce as well as a member in the committee to select a new Elkton Police Chief and the Teacher Recruitment/Retention Committee. She also participates in various activities for the Business and Education Partnership Advisory Council. Ms. Feltman is a member and past chairman of the Finance Committee of the Cecil County Board of Realtors. Ms. Feltman is also a past director of the Cecil County Home Builders Association.

Thomas J. Ahearn is Senior Vice President/Chief Credit Officer of the Bank. Prior to joining Cecil Bank during 2012, he spent fifteen years at SunTrust in various departments and capacities and moved into the community bank setting thereafter where he held positions as Senior Vice President/Senior Lending Officer at The Harbor Bank of Maryland, Colombo Bank, and Chesapeake Bank of Maryland. Mr. Ahearn has over 28 years of commercial banking experience with an emphasis in commercial real estate. Mr. Ahearn's responsibilities as Chief Credit Officer include development and management of the Bank's overall credit strategy and credit risk objectives while overseeing Credit Administration, Credit Operations, Underwriting, and he directs overall loan portfolio lending activities. Mr. Ahearn graduated from the University of Maryland, College Park with a Bachelor of Science in Finance. Mr. Ahearn has participated in numerous RMA, AIB and ABA lending, credit and management-related courses during his banking career.

R. Lee Whitehead is Vice President/Chief Financial Officer of the Bank. Mr. Whitehead has previously served as accounting manager since joining the Bank in April 2004 before being appointed Chief Financial Officer in May 2005. In his present capacity, Mr. Whitehead's responsibilities include the administration of all accounting and financial reporting functions. Lee resides in Aberdeen, Maryland.

Other information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

Item 11. Executive Compensation

Information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

Item 14. Principal Accounting Fees and Services

Information required by this item is incorporated by reference from the registrant's definitive proxy statement pursuant to General Instruction G to Form 10-K.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Documents Filed as Part of this Report

(1) Financial Statements.

The following financial statements are filed in Item 8 of this report:

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2012 and 2011
Consolidated Statements of Operations and Comprehensive Loss for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2012 and 2011
Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011
Notes to Consolidated Financial Statements.

(2) Financial Statement Schedules. All schedules for which provision is made in the applicable accounting regulations of the SEC are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements and related notes thereto.

(3) Exhibits. The following exhibits are filed as a part of this report:

Exhibit No.	Description	Incorporated by Reference to:
3.1	Articles of Incorporation of Cecil Bancorp, Inc.	Exhibit 3.1 to Quarterly Report on Form 10-Q for the quarter ended September 30, 2012

Exhibit No.	Description	Incorporated by Reference to:
3.2	Bylaws of Cecil Bancorp, Inc.	Exhibit 3.2 to Current Report on Form 8-K filed November 18, 2011
3.3	Articles Supplementary for Fixed Rate Cumulative Perpetual Preferred Stock, Series A	Exhibit 3.1 to Current Report on Form 8-K filed December 23, 2008.
3.4	Articles Supplementary for Mandatory Convertible Cumulative Junior Preferred Stock, Series B	Exhibit 3.1 to Current Report on Form 8-K filed April 2, 2012.
4.1	Form of Common Stock Certificate	Exhibit 4 to Registration Statement on Form S-1 (File No. 33-81374)
4.2	Form of Certificate for Fixed Rate Cumulative Perpetual Preferred Stock, Series A	Exhibit 4.1 to Current Report on Form 8-K filed December 23, 2008.
4.3	Warrant for Purchase of Shares of Common Stock	Exhibit 4.2 to Current Report on Form 8-K filed December 23, 2008.
4.4	Amended and Restated Trust Agreement, dated as of March 23, 2006, among Cecil Bancorp, Inc., as depositor, Wilmington Trust Company, as property and Delaware Trustee, and Charles F. Sposato, Mary B. Halsey and Jennifer Carr, as administrative trustees.	Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation S-K. The Registrant agrees to provide a copy of this document to the Commission upon request.
4.5	Junior Subordinated Indenture, dated as of March 23, 2006 between Cecil Bancorp, Inc. and Wilmington Trust Company, as Trustee.	Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation S-K. The Registrant agrees to provide a copy of this document to the Commission upon request.
4.6	Guarantee Agreement, dated as of March 23, 2006, between Cecil Bancorp, Inc., as Guarantor, and Wilmington Trust Company, as Guarantee Trustee.	Not filed in accordance with the provisions of Item 601(b)(4)(iii) of Regulation S-K. The Registrant agrees to provide a copy of this document to the Commission upon request.
4.7	Amended and Restated Declaration of Trust, dated as of November 30, 2006 by and among Wilmington Trust Company, as Delaware and institutional trustee, Cecil Bancorp, Inc., as sponsor, and Charles F. Sposato, Mary B. Halsey and Jennifer Carr, as administrators.	Exhibit 10.3 to Current Report on Form 8-K filed December 4, 2006.
4.8	Indenture, dated as of November 30, 2006, between Cecil Bancorp, Inc. and Wilmington Trust Company, as trustee.	Exhibit 10.1 to Current Report on Form 8-K filed December 4, 2006.
4.9	Guarantee Agreement, dated as of November 30, 2006, between Cecil Bancorp, Inc., as Guarantor, and	Exhibit 10.4 to Current Report on Form 8-K filed December 4, 2006.

Exhibit No.	Description	Incorporated by Reference to:
	Wilmington Trust Company, as Guarantee Trustee.	
4.10	Form of Certificate for Mandatory Convertible Cumulative Junior Preferred Stock, Series B	Exhibit 4.1 to Current Report on Form 8-K filed April 2, 2012.
10.1*	Cecil Federal Savings Bank Retirement Plan for Non-Employee Directors	Exhibit 10.4 to Annual Report on Form 10-KSB for the year ended December 31, 1994, SEC File No. 0-24926.
10.2*	Cecil Federal Bank Supplemental Executive Retirement Plan covering Mary B. Halsey, President and Chief Executive Officer; and Brian J. Hale, Executive Vice President and Chief Operating Officer and related agreements with such officers	Exhibit 10.1 to the Company's Quarterly Report on Form 10-QSB for the quarterly period ending June 30, 2004
10.3	Letter Agreement, dated December 23, 2008, between Cecil Bancorp, Inc. and United States Department of the Treasury, with respect to the issuance and sale of the Series A Preferred Stock and the Warrant	Exhibit 10.1 to Current Report on Form 8-K filed December 23, 2008.
10.4*	Form of Waiver, executed by Ms. Halsey and each of Messrs. Sposato, Hale and Whitehead	Exhibit 10.2 to Current Report on Form 8-K filed December 23, 2008.
10.5*	Form of Letter Agreement, executed by Ms. Halsey and each of Messrs. Sposato, Hale and Whitehead	Exhibit 10.3 to Current Report on Form 8-K filed December 23, 2008.
10.6*	Incentive Compensation Plan	Exhibit 10.10 to Annual Report on Form 10-K for the year ended December 31, 2008, SEC File No. 0-24926.
10.7*	Cecil Bancorp, Inc. 2009 Equity Incentive Plan	Exhibit 10.1 to Registration Statement on Form S-8 (File No. 333-159419).
10.8	Written Agreement, effective June 29, 2010, by and among Cecil Bancorp, Inc., Cecil Bank, the Federal Reserve Bank of Richmond, and the Maryland Commissioner of Financial Regulation	Exhibit 10.1 to Current Report on Form 8-K filed July 2, 2010
21	Subsidiaries	
23	Consent of Stegman & Company	
31	Rule 13a-14(a)/15d-14(a) Certifications	
32	18 U.S.C. Section 1350 Certifications	
99	EESA § 111(b)(4) Certifications of Principal Executive Officer and Principal Financial Officer	

Exhibit No.	Description	Incorporated by Reference to:
101	Interactive Data Files	Pursuant to Regulation 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Section 11 or 12 of Securities Act of 1933, as amended, or Section 18 of Securities Exchange Act of 1934, as amended, and are not otherwise subject to liability.

* Management Contract or Compensatory Plan or Arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CECIL BANCORP, INC.

Dated: March 8, 2013

By: ______________________
Mary B. Halsey
President and Chief Executive Officer

Pursuant to the requirement of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

By: ______________________ Date: March 8, 2013
Mary B. Halsey
President, Chief Executive Officer, and Director
(Principal Executive Officer)

By: ______________________ Date: March 8, 2013
Robert Lee Whitehead
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

By: ______________________ Date: March 8, 2013
William H. Cole, IV
Chairman of the Board and Director

By: ______________________ Date: March 8, 2013
Matthew G. Bathon
Director

By: ______________________ Date: March 8, 2013
Arthur S. Hock
Director

By: ______________________ Date: March 8, 2013
Mark W. Saunders
Vice Chairman of the Board and Director

By: ______________________ Date: March 8, 2013
Thomas L. Vaughan, Sr.
Director

Board of Directors

William H. Cole, IV
Chairman, Cecil Bancorp, Inc. &
Cecil Bank
Associate Vice President,
University of Baltimore
Member, Baltimore City Council

Mary B. Halsey
President & C.E.O.
Cecil Bancorp, Inc. &
Cecil Bank

William F. Ariano *
Deputy Director, Maryland State
Community Development
Administration

Matthew G. Bathon
Partner, Toscani & Lindros, LLP

Arthur S. Hock
Owner, Ashland Management

Robert A. Payne, III *
Owner, Terracon Co., Inc.

Mark W. Saunders
Vice Chairman, Cecil Bancorp, Inc.
& Cecil Bank
General Manager,
Bay Ace Hardware, Inc.

Thomas L. Vaughan, Sr.
Owner, Canal Plumbing

Officers & Managers

Cecil Bank

Brian J. Hale
Executive Vice President & C.O.O.
Asst. Secretary – Cecil Bancorp, Inc.

Sandra D. Feltman
Senior Vice President & Director of
Lending
Secretary – Cecil Bancorp, Inc.

Thomas J. Ahearn
Senior Vice President & Chief Credit
Officer

R. Lee Whitehead
Vice President & CFO, Cecil
Bancorp, Inc. & Cecil Bank

Stephen C. Gryglewski
Senior Vice President

Marc Corvino
Vice President, Business
Development

Robin W. Brueckman
Vice President, Business
Development

Sally E. Wallace
Vice President, Branch
Administrator

Guy Abell
Vice President, Director of Internal
Audit

Lori J. Murphy
Asst. Secretary

Lisa Osborne
Asst. Secretary

Shari Mackeprang
Asst. Treasurer & Manager,
Main Branch

Zeljka Preradovic
Asst. Treasurer & Information
Security Officer

Contact Information
127 North Street
P.O. Box 568
Elkton, Maryland 21922-0568
410-398-1650

Transfer Agent & Registrar
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948

Special Counsel
Spidi & Fisch, P.C.
1227 25th Street, N.W.
Suite 200 West
Washington, DC 20037

Independent Registered Public Accounting Firm
Stegman & Company
Suite 100
405 East Joppa Road
Baltimore, Maryland 21286

Stock Listing
The common shares of Cecil Bancorp, Inc. are listed on the OTC Bulletin Board® which is operated by the NASDAQ Stock Market, Inc., under the symbol **CECB**.

www.cecilbank.com

Office Locations

Main – 127 North Street
Elkton, MD 21921

Financial Center – 129 North Street
Elkton, MD 21921

Loan Center – 118 North Street,
Elkton, MD 21921

North Street Drive Thru – 200
North Street, Elkton, MD 21921

North East – 108 North East Plaza
North East, MD 21901

Fair Hill – 4434 Telegraph Road
Elkton, MD 21921

Rising Sun – 56 Rising Sun Town
Center, Rising Sun, MD 21911

Office Locations

Turkey Point – 1223B Turkey Point
Road, North East, MD 21901

Cecilton – 122 West Main Street
Cecilton, MD 21913

Aberdeen – 3 West Bel Air Avenue
Aberdeen, MD 21001

Conowingo – 390 Conowingo Road
Conowingo, MD 21918

Crossroads – 114 East Pulaski
Highway, Elkton, MD 21921

Havre de Grace – 303-307 St John
Street, Havre de Grace, MD 21078

Route 40 – 1609 Pulaski Highway
Havre de Grace, MD 21078